
05000903

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:


SEC MAIL PROCESSING
RECEIVED
FEB 0 8 2005
WASH. D.C.
213
SECTION

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒

Meridian Energy Corporation
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Alberta
(Jurisdiction of Subject Company's Incorporation or Organization)

True Energy Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

PROCESSED
FEB 0 9 2005
THOMSON FINANCIAL

58960K
(CUSIP Number of Class of Securities (if applicable))

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications)

February 7, 2005
(Date Tender Offer/Rights Offering Commenced)

5084571.6
01549-2002

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

- Offer to Purchase and Take-over Bid Circular of True Energy Inc. ("True Energy"), dated February 7, 2005 (the "Circular")
- Letter of Transmittal for Meridian Shareholders
- Notice of Guaranteed Delivery for Meridian Shareholders

Item 2. Informational Legends

See page 2 of the Circular.

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

February 7, 2005

TRUE ENERGY INC.

OFFER TO PURCHASE

all of the outstanding common shares
of
MERIDIAN ENERGY CORPORATION

on the basis of, at the election of each shareholder,

\$3.85 (Canadian) in cash
or
0.91 Common Shares of True Energy Inc.
or
a combination thereof
for each common share of Meridian Energy Corporation deposited

The terms of this offer (the "Offer") limits the aggregate amount of cash payable under the Offer to \$30 million. See Section 1 of the Offer, "The Offer".

The Offer by True Energy Inc. ("True") to purchase all of the outstanding common shares ("Meridian Shares") of Meridian Energy Corporation ("Meridian") will be open for acceptance until 4:30 p.m. (Calgary time) on March 15, 2005, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time True first takes up and pays for Meridian Shares under the Offer) not less than 66⅔% (calculated on a diluted basis) of the Meridian Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Meridian has unanimously recommended that shareholders of Meridian accept the Offer. Meridian's financial advisor, Tristone Capital Inc., has expressed an opinion to the board of directors of Meridian that the consideration to be received by the holders of Meridian Shares pursuant to the Offer is fair, from a financial point of view, to holders of Meridian Shares. For further information, refer to the Directors' Circular of the board of directors of Meridian.

Certain holders of Meridian Shares have agreed to accept the Offer by depositing under the Offer an aggregate of 4,509,869 Meridian Shares, representing approximately 12.4% of the outstanding Meridian Shares, as well as any additional Meridian Shares acquired by such holders prior to the Take-up Date including upon exercise of options to acquire Meridian Shares, subject to certain conditions. See "Pre-Acquisition Agreement — Pre-Tender Agreements" in the Circular.

Holders of Meridian Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Meridian Shares, at the offices of Computershare Trust Company of Canada (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Meridian Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

The outstanding True Shares and Meridian Shares are listed on the Toronto Stock Exchange (the "TSX") and on the TSX Venture Exchange ("TSXV"), respectively. On January 19, 2005, the last trading day prior to the date of the public announcement by True and Meridian of the Offer, the closing price of the True Shares on the TSX was \$4.10 and the closing price of the Meridian Shares on the TSXV was \$3.91.

(*Cover continued on the following pages*)

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Meridian Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meridian Shares.

THE DEPOSITARY FOR THE OFFER IS:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

OR

Calgary
Watermark Tower, Suite 600, 530- 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Toll Free: 1-800-564-6253
Email: caregistryinfo@computershare.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offer is made for the securities of a Canadian corporation and the True Shares offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders of Meridian should be aware that these requirements are different from those of the United States. The financial statements included and incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as True and Meridian are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue True or Meridian or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel True or Meridian and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders of Meridian should be aware that the acquisition of the True Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in, or citizens of, the Unites States are not described in the Offer to Purchase and Circular. Shareholders of Meridian are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the True Shares. See "Canadian Federal Income Tax Considerations" in the Circular.

Shareholders of Meridian should be aware that True or its affiliates, directly or indirectly, may bid for or purchase Meridian Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by True or the Depositary.

No True Shares will be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless True is satisfied that the True Shares may be delivered in such other jurisdictions without further action by True or on a basis otherwise determined acceptable to True in its sole discretion.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under "Purpose of the Offer and Plans for Meridian", in addition to certain statements contained elsewhere in, or incorporated by reference in, this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

NON-GAAP MEASURES

In this document and in the documents incorporated by reference herein, True uses the term cash flow from operations (before changes in non-cash working capital), which should not be considered an alternative to, or more meaningful than cash flow from operating activities or funds flow from operations as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as an indicator of True's performance. True's determination of cash flow from operations may not be comparable to that reported by other companies. True presents cash flow from operations per share whereby per share amounts are calculated using the weighted average shares outstanding consistent with the calculation of earnings per share. The consolidated statements of cash flows contained in True's consolidated financial statements incorporated by reference herein present the reconciliation between net earnings and cash flow from operations.

In this document and in the documents incorporated by reference herein, Meridian uses the term cash flow from operations (before changes in non-cash working capital), which should not be considered an alternative to, or more meaningful than cash flow from operating activities or funds flow from operations as determined in accordance with Canadian generally accepted accounting principles ("GAAP") as an indicator of Meridian's performance. Meridian's determination of cash flow from operations may not be comparable to that reported by other companies. Meridian presents cash flow from operations per share whereby per share amounts are calculated using the weighted average shares outstanding consistent with the calculation of earnings per share. The statements of cash flows contained in Meridian's financial statements incorporated by reference herein present the reconciliation between net earnings and cash flow from operations.

True also uses other terms such as "net debt" and "operating net backs", which are not recognized measures under GAAP. Management of True believes these measures are useful supplemental measures of firstly, the total amount of current and long-term debt True has and, secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long-term debt or net income determined in accordance with GAAP as measures of performance. True's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

Meridian also uses other terms such as "operating net backs", which are not recognized measures under GAAP. Management of Meridian believes this measure is a useful supplemental measure of the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as measures of performance. Meridian's method of calculating this measure may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Meridian Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer has not been qualified. However, True may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Meridian Shares in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"ABCA" means the *Business Corporations Act* (Alberta), as amended;

"affiliate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"AMF" means Autorité des marchés financiers (Québec);

"associate" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Business Day" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"Circular" means the take-over bid circular accompanying the Offer and forming part of this document;

"compulsory acquisition" has the meaning ascribed thereto under "Acquisition of Meridian Shares Not Deposited - Compulsory Acquisition" in the Circular;

"Depositary" means Computershare Trust Company of Canada at the offices specified in the Letter of Transmittal and on the last page of this document;

"Depositing Shareholder" means a Shareholder tendering Meridian Shares in acceptance of the Offer;

"diluted basis" with respect to the number of outstanding Meridian Shares at any time, means such number of outstanding Meridian Shares actually issued and outstanding, together with all Meridian Shares that may be issued on the exercise of all outstanding Meridian Options or other rights, if any, to subscribe for Meridian Shares;

"Directors' Circular" means the circular prepared by the board of directors of Meridian and to be sent to all Meridian Securityholders in connection with the Offer;

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"Expiry Date" means March 15, 2005 or such other date or dates as may be fixed by True from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"Expiry Time" means 4:30 p.m. (Calgary time) on the Expiry Date or such other time or times as may be fixed by True from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"GAAP" means Canadian generally accepted accounting principles;

"GLJ" means Gilbert Laustsen Jung and Associates Ltd.;

"GLJ September Report" means the report of GLJ dated September 10, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of True effective July 1, 2004;

"Internal Meridian Report" means the report prepared internally by Meridian evaluating the crude oil, natural gas and natural gas liquids reserves of Meridian effective October 1, 2004;

"Letter of Transmittal" means the letter of transmittal in the form accompanying the Offer and Circular;

"Material Adverse Change" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Meridian that is, or could reasonably be expected to be, materially adverse to the business of Meridian, and its subsidiaries considered as a whole, other than a change: (i) that relates to or arises out of a matter that has, prior to January 19, 2005, been publicly disclosed or otherwise disclosed in writing to True; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"Material Adverse Effect" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Meridian considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to True prior to January 19, 2005; (ii) that relates to or arises out of conditions affecting the oil and gas industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of crude oil, natural gas or related hydrocarbons;

"Meridian" means Meridian Energy Corporation, a corporation incorporated under the ABCA;

"Meridian Acquisition Proposal" means any inquiry or the making of any proposal to Meridian or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Meridian or its Shareholders of any securities of Meridian (other than on exercise of currently outstanding Meridian Options); (ii) any acquisition of a substantial amount of assets of Meridian; (iii) an amalgamation, arrangement, merger or consolidation of Meridian; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Meridian or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to True under the Pre-Acquisition Agreement or the Offer;

"Meridian Options" means the outstanding options to acquire Meridian Shares granted pursuant to Meridian's share option plan;

"Meridian Securityholders" means holders of Meridian Securities;

"Meridian Securities" means the Meridian Shares and Meridian Options;

"Meridian Shares" means the common shares in the share capital of Meridian, as constituted on the date hereof;

"Minimum Condition" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"Minimum Required Shares" means at least that number of the outstanding Meridian Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless True waives the Minimum Condition, in which case "**Minimum Required Shares**" means that number of the outstanding Meridian Shares that True takes up on the Take-up Date;

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"Offer" means the offer to purchase all of the issued and outstanding Meridian Shares made hereby to Shareholders;

"Offer Period" means the period commencing on the date hereof and ending at the Expiry Time;

"OSC" means the Ontario Securities Commission;

"OSC Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions";

"Person" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"Policy Q-27" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

"Pre-Acquisition Agreement" means the agreement dated January 19, 2005, between True and Meridian pursuant to which, among other things, True agreed to make the Offer, subject to the provisions thereof;

"Pre-Tender Agreements" means agreements between the Tendering Shareholders and True pursuant to which such holders agree to tender their Meridian Shares under the Offer;

"Second Stage Transaction" means any statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving True and/or an affiliate of True and Meridian and/or the holders of Meridian Shares for the purposes of Meridian becoming, directly or indirectly, a wholly-owned subsidiary of True or effecting an amalgamation or merger of Meridian's business and assets with or into True and/or an affiliate of True;

"Shareholder" means a holder of Meridian Shares;

"subsidiary" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"Superior Proposal" means a written *bona fide* Meridian Acquisition Proposal by a third party which the board of directors of Meridian determines in good faith: (i) that funds or other consideration necessary for the Meridian Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Shareholders than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Meridian, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

"Take-over Proposal" means a proposal or offer (other than by True), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Meridian or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Meridian Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Meridian, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Meridian or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Meridian Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement);

"Take-up Date" means the date that True first takes up and acquires Meridian Shares pursuant to the Offer;

"Tax Act" " means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"Tendering Shareholders" means the holders of Meridian Shares who have entered into the Pre-Tender Agreements;

"True" means True Energy Inc., a corporation amalgamated under the laws of Alberta;

"True Shares" means the common shares of True, as constituted on the date hereof;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"U.S." or **"United States"** means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"U.S. Securities Act" means the United States Securities Act of 1933, as amended.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
BOPD	barrels of oil per day
Bbls/d	barrels of oil per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
m^3	cubic metres
MMBTU	million British Thermal Units trillion
gigajoule	joules

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by True for all of the outstanding Meridian Shares, including Meridian Shares which may become outstanding on the exercise of Meridian Options or any other rights to acquire Meridian Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by True.

The Offer is made only for the Meridian Shares and not for any Meridian Options or other rights to acquire Meridian Shares. Any holder of such options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain a certificate representing Meridian Shares and deposit the Meridian Shares in accordance with the Offer.

The obligation of True to take up and pay for Meridian Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation of the Board of Directors of Meridian

The board of directors of Meridian has unanimously (with W.C. (Mickey) Dunn abstaining or not voting) recommended acceptance of the Offer by the Shareholders. Meridian's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Basis of the Offer

The basis of the Offer is, at the election of each Shareholder, $3.85 (Canadian) in cash, or 0.91 of a True Share, or a combination thereof, for each Meridian Share deposited under the Offer. The terms of the Offer limit the aggregate amount of cash payable under the Offer to the holders of Meridian Shares to $30 million. See Section 1 of the Offer, "The Offer".

No fractional True Shares will be issued. Any Shareholder who would otherwise be entitled to receive a fractional True Share will be entitled to receive the next nearest whole number of True Shares to which such person is entitled.

A Shareholder who does not properly indicate a choice for the cash election, the share election, or a combination thereof, on the Letter of Transmittal will be deemed to have chosen the share election for all Meridian Shares deposited under the Offer for which a proper election has not been made.

True Energy Inc.

The business of True is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta and Saskatchewan. Disclosure documents of True are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "True Energy Inc." in the Circular.

Meridian Energy Corporation

The business of Meridian is the acquisition of, the exploration for, and the development and production of petroleum and natural gas, primarily in Alberta. Disclosure documents of Meridian are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "Meridian Energy Corporation" in the Circular.

Purpose of the Offer and Plans for Meridian

The purpose of the Offer is to enable True to acquire, directly or indirectly, all of the outstanding Meridian Shares.

If True takes up and pays for Meridian Shares deposited pursuant to the Offer, True intends to seek to acquire, directly or indirectly, all of the remaining Meridian Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or by a Second Stage Transaction. True will cause the Meridian Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Meridian Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Meridian to allow nominees of True to become members of such Board. If Meridian becomes a wholly-owned subsidiary of True, True may continue to operate Meridian as a wholly-owned subsidiary or Meridian may be amalgamated with or wound-up into True or an affiliate of True.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, True intends to delist the Meridian Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Meridian to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Meridian" in the Circular.

Reasons for the Offer

True believes that the acquisition of Meridian will provide a valuable extension of True's operations in its core area in Alberta and excellent synergies with True's existing operations in the area. These properties complement the growing opportunities arising from True's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of True and Meridian include:

- Shareholders have flexibility in deciding whether to receive cash and/or True Shares, within the limits prescribed by the Offer;
- An opportunity to participate in a well managed, financially strong company with a diversified asset and production base located in Western Canada;
- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Meridian into those of True; and
- Shareholders who receive True Shares will enjoy enhanced liquidity as True will have a significantly larger market capitalization than Meridian alone and the True Shares trade on the TSX.

See "Background to and Reasons for the Offer" in the Circular.

Selected Pro Forma Operational Information

The following table sets out certain operational information for True and Meridian and pro forma combined operational information for True and Meridian after giving effect to the acquisition of all of the issued and outstanding Meridian Shares pursuant to the Offer, as at the dates indicated.

	True	Meridian	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	699.0	7.0	706.0
Net	105.6	4.5	110.1
Natural Gas Wells[1]			
Gross	216.0	49.0	265.0
Net	122.5	20.4	142.9
Undeveloped Land Holdings[1]			
Gross Acres	435,787	34,560	470,347
Net Acres	291,686	22,246	313,932
Reserves (MBOE)[2]			
Proved	8,221	5,749	13,970
Probable	3,197	1,886	5,083
Total	11,418	7,635	19,053
Production[3]			
Natural Gas Production (Mcf/d)	18,832	4,532	23,364
Crude Oil & NGL Production (Bbls/d)	1,615	247	1,862
Total Production (BOE/d)	4,753	1,002	5,755
Sales Price[3]			
Natural Gas ($/Mcf)	6.64	7.07	6.72
Crude Oil & NGL ($/Bbl)	32.18	44.86	33.85

Notes:

(1) As at September 30, 2004.

(2) As at July 1, 2004 in respect of True based upon the GLJ September Report, and as at October 1, 2004 in respect of Meridian based upon the Internal Meridian Report. Based on forecast prices and costs, as at July 1, 2004 in respect of True and as at November 30, 2004 in respect of Meridian.

(3) Average for the nine months ending September 30, 2004, before transportation.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for True and Meridian as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Meridian Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of True, including the notes thereto, set forth in Appendix "B" to the Circular.**

($, except shares)	As at and for the year ended December 31, 2003[2]		As at and for the nine months ended September 30, 2004		Pro forma Consolidated As at and for the year ended December 31, 2003[1]	Pro forma Consolidated As at and for the nine months ended September 30, 2004[1]
	True	Meridian	True	Meridian		
	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue (before transportation)	38,479,449	3,434,034	48,478,706	11,814,466	41,913,483	60,293,172
Net Earnings (Loss)	4,362,963	333,111	6,126,593	1,853,770	(5,058,218)	(1,374,302)
Per Share - basic	0.09	0.01	0.10	0.05	(0.07)	(0.02)
Per Share - diluted	0.09	0.01	0.10	0.05	(0.06)	(0.02)
Cash Flow from Operations	16,012,056	1,557,629	23,640,469	6,022,216	15,350,332	28,114,441
Per Share - basic	0.33	0.07	0.40	0.17	0.20	0.32
Per Share - diluted	0.32	0.07	0.39	0.17	0.20	0.32
Capital Expenditures, net	20,039,875	11,870,479	37,419,698	20,120,526	(3)	57,540,224
Debt, net of working capital	14,460,532	236,789	15,342,190	2,785,407	(3)	47,024,797
Total Assets	64,612,164	25,791,809	93,185,655	48,082,064	(3)	304,051,650
Shareholders' Equity	31,674,579	20,292,611	51,683,779	35,318,934	(3)	171,906,614
Number of Shares Outstanding						
Basic	54,044,420	30,216,608	61,771,179	36,341,608	82,849,924	90,576,683
Diluted	57,730,420	32,471,608	65,393,046	38,846,608	86,535,924	94,198,550

16

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "B" for assumptions and adjustments.
(2) Various 2003 amounts have been restated to reflect changes in accounting policies, as described in the September 30, 2004 financial statements and management's discussion and analysis in respect thereof, incorporated by reference herein.
(3) Pro Forma Balance Sheet as at December 31, 2003 not provided. Pro Forma Balance Sheet only provided for September 30, 2004.

Pre-Acquisition Agreement

Effective January 19, 2005, True and Meridian entered into the Pre-Acquisition Agreement pursuant to which True agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Meridian Shares validly deposited under the Offer. Pursuant to the Pre-Acquisition Agreement, Meridian agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Acquisition Agreement by Meridian or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Meridian Acquisition Proposal. Meridian also agreed that after the execution of the Pre-Acquisition Agreement, Meridian will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Meridian or its Shareholders from any person which constitutes, or may reasonably be expected to lead to, a Meridian Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Meridian in connection with a Meridian Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Meridian also agreed that it would not release any party from any confidentiality or standstill agreements. The foregoing shall not prevent Meridian from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Meridian or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Meridian and its business, property and assets if such party has first made a written bona fide Meridian Acquisition Proposal which the board of directors of Meridian determines in good faith to be a Superior Proposal. In the event that Meridian receives any inquiries, offers or proposals with respect to a Meridian Acquisition Proposal, Meridian has agreed to notify True orally and in writing within 24 hours of all relevant details relating thereto and to provide to True copies of all information provided to such other party. Meridian has also agreed to provide True with prompt prior notice to the effect that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to True, copies of all information furnished to such party concurrently with the provision of such information to such party. Meridian has agreed to give True 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Meridian Acquisition Proposal and to give True an opportunity of not less than 72 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Meridian has agreed to pay to True a non-completion fee of $5.0 million in the event that: (i) the board of directors of Meridian fails to recommend that Shareholders accept the Offer, withdraws or, in any manner adverse to completion of the Offer or to True, redefines, modifies or changes its recommendation to holders of Meridian Shares to accept the Offer or resolves to do so; (ii) any bona fide Take-Over Proposal for the Meridian Shares is publicly announced or commenced prior to the expiry of the Offer and the board of directors of Meridian fails, prior to the expiry of the Offer, to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after public announcement or commencement of any such Take-Over Proposal; (iii) the board of directors of Meridian has recommended that Shareholders deposit their Meridian Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal; (iv) Meridian enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time; (v) there is a material breach or non-performance by Meridian of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of True, acting reasonably, within three Business Days of receipt of notice by Meridian of any such breach or non-performance or (vi) prior to the Expiry Time, a bona fide Take-Over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Meridian and, at the Expiry Time, such Take-Over Proposal has not expired or been withdrawn, and the Minimum Condition shall have not been satisfied.

Meridian has agreed to pay the $5.0 million non-completion fee forthwith upon the occurrence of any such event and in any event within five Business Days of the date of the earliest of such event to occur.

Pre-Tender Agreements

True has entered into Pre-Tender Agreements with certain holders of Meridian Shares (including all of the directors and officers of Meridian) holding an aggregate of 4,509,869 Meridian Shares representing approximately 12.4% of the issued and outstanding Meridian Shares. Under the terms of the Pre-Tender Agreements, such persons have agreed to tender all of their Meridian Shares (together with any Meridian Shares they may acquire upon exercise of Meridian Options or otherwise) to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Meridian Options

The Offer is not made for Meridian Options. Pursuant to the Pre Acquisition Agreement, all persons holding Meridian Options who may do so under securities laws and in accordance with the terms of the Meridian Options held by them, shall be entitled to (i) either exercise all of their Meridian Options and tender Meridian Shares issued in connection therewith under the Offer upon payment of the exercise price in full or (ii) surrender for termination effective immediately prior to the Take up Date their Meridian Options in consideration of a cash amount equal to the amount, if any, by which $3.85 exceeds the option exercise price in respect of such Meridian Options, with the difference then multiplied by the number of Meridian Shares issuable on exercise of such Meridian Options. It is a condition of the Offer that all outstanding Meridian Options shall either have been exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to True, acting reasonably, prior to True taking up any Meridian Shares pursuant to the Offer.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by True. The Offer may be otherwise extended at True's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Meridian Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. **Shareholders whose Meridian Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Meridian Shares.**

If the certificate or certificates representing Meridian Shares are not available for deposit prior to the Expiry Time, Meridian Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

True reserves the right to withdraw the Offer and not take up and pay for any Meridian Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by True prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Meridian Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of True and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that True may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Meridian Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by True, True will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Meridian Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Meridian Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Meridian Shares deposited under the Offer after the first date on which Meridian Shares have been taken up by True are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Meridian Shares".

Acquisition of Meridian Shares Not Deposited

If True takes up and pays for Meridian Shares deposited pursuant to the Offer, True intends to seek to acquire, directly or indirectly, all of the remaining Meridian Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. True will cause the Meridian Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Meridian Shares Not Deposited".

Stock Exchange Listings

The True Shares and the Meridian Shares are listed and posted for trading on the TSX and the TSXV, respectively, under the symbols "TUI" and "MDE".

Market Price of True Shares and Meridian Shares

On January 19, 2005, the last trading day prior to the date of the public announcement by True and Meridian of the Offer, the closing price of the True Shares on the TSX was $4.10 and the closing price of the Meridian Shares on the TSXV was $3.91.

Canadian Federal Income Tax Considerations

The disposition of Meridian Shares solely in consideration for True Shares will generally not give rise to a capital gain or capital loss under the Tax Act unless a disposing holder elects to the contrary. A disposition of Meridian Shares for cash will give rise to a capital gain or capital loss to the extent that the amount of cash received for the Meridian Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. Absent an election to the contrary, a disposition of Meridian Shares for a combination of cash and True Shares will generally give rise to a capital gain or capital loss in respect of the portion of a holder's Meridian Shares that are disposed of for cash to the extent that the aggregate of the cash exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Meridian Shares so disposed of and any reasonable costs of disposition. The portion of a holder's Meridian Shares which are disposed of for True Shares, will be treated in the same manner as set out above in respect of an exchange of all Meridian Shares for True Shares. True has agreed to make joint elections under subsections 85(1) or 85(2) of the Tax Act with holders of Meridian Shares who prepare and deliver the applicable forms to it. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

Computershare Trust Company of Canada is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Meridian Shares and accompanying Letters of Transmittal under the Offer at its offices in Calgary and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Meridian Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Meridian Shares with the Depositary. See "Depositary" in the Circular.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF MERIDIAN ENERGY CORPORATION

1. The Offer

True hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Meridian Shares, including Meridian Shares which may become outstanding on the exercise of Meridian Options or other rights to purchase Meridian Shares on the basis of, for each Meridian Share deposited under the Offer at the election of the holder thereof: (i) $3.85 (Canadian) in cash (the "Cash Alternative"); (ii) 0.91 of a True Share (the "Share Alternative"); or (iii) a combination thereof (the "Combination Alternative"), subject to the limitation on the aggregate amount of cash payable under the Offer described below.

A Shareholder may elect to receive: (i) all cash; (ii) all True Shares; or (iii) a combination of cash and True Shares for, in each case, the number of Meridian Shares specified by the Shareholder, aggregating the total number of Meridian Shares tendered by a Shareholder under the Offer.

Shareholders who do not properly elect either the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Meridian Shares deposited by them pursuant to the Offer will be deemed to have elected the Share Alternative with respect to such Meridian Shares.

The maximum aggregate amount of cash payable by True under the Offer is limited to $30 million. The proportion of the $30 million in the aggregate available to be paid for Meridian Shares acquired pursuant to the Offer on any date when True takes up Meridian Shares under the Offer (the "Available Cash"), will be the same as the proportion of the Meridian Shares being taken up on such date is of the outstanding Meridian Shares (calculated on a diluted basis), less the number of Meridian Shares subject to Meridian Options which the holders of such Meridian Options have agreed to cancel or surrender pursuant to the terms of the Pre-Acquisition Agreement. If holders of Meridian Shares elect to receive cash pursuant to the Cash Alternative or the Combination Alternative, in the aggregate, more than the Available Cash on each such date, the amount of cash paid as consideration to holders of Meridian Shares so electing shall be pro-rated and a portion of the Meridian Shares tendered by the holder shall be deemed to have been tendered in exchange for the pro-rated amount of the Available Cash on such date and the remaining portion of such shares for True Shares. This process shall be repeated each time that True shall take up Meridian Shares under the Offer (as it may be amended or varied) or, if applicable, under any Second Stage Transaction or compulsory acquisition.

Fractional True Shares will not be issued. Fractional interests will be rounded to the nearest whole number. In calculating such fractional interests, all Meridian Shares held by a beneficial holder shall be aggregated.

The Offer is made only for the Meridian Shares and not for any Meridian Options or other rights to acquire Meridian Shares. It is a condition to the Offer that all Meridian Options shall either have been exercised or terminated, or may be terminated or otherwise dealt with on a basis acceptable to True, acting reasonably, prior to True taking up any Meridian Shares pursuant to the Offer. Any holder of Meridian Options who wishes to accept the Offer should, to the extent permitted by the terms thereof, exercise such options in order to obtain certificates representing Meridian Shares and deposit the Meridian Shares in accordance with the Offer.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Meridian Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No True Shares will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless True is satisfied that the True Shares may be delivered in such other jurisdiction without further action by True or on a basis otherwise determined acceptable to True in its sole discretion.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by True. True may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Meridian Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Meridian Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Meridian Shares being deposited, if the certificates representing the True Shares issuable in consideration for Meridian Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Meridian or if Meridian Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Meridian Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Meridian Shares pursuant to the Offer and: (i) the certificate or certificates representing such Meridian Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such Meridian Shares and all other required documents to the Depositary prior to the Expiry Time, such Meridian Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

(c) the certificate or certificates representing deposited Meridian Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Meridian Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its offices in Calgary and Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Meridian Shares deposited and taken up by True pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Meridian Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Meridian Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Meridian Shares and all other required documents is at the option and risk of the person depositing the same. True recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, True recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Meridian Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meridian Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Meridian Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of True, and each of them, and any other person designated by True in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Meridian Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after January 19, 2005 (collectively, the "Other Shares"), effective on and after the date that True takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Meridian; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meridian, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meridian and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to True any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by True as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to True and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Meridian Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and True upon the terms and subject to the conditions of the Offer, including the Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Meridian Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Meridian Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Meridian Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Meridian Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Meridian Shares (and any Other Shares) are taken up and paid for by True, True will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Meridian Shares deposited pursuant to the Offer will be determined by True in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. True reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. True reserves the absolute right to waive any defect or irregularity in the deposit of any Meridian Shares. There shall be no duty or obligation on True, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. True's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

True reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, True reserves the right to withdraw or terminate the Offer and not take up and pay for any Meridian Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Meridian Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by True:

(a) at the Expiry Time, and at the time True first takes up Meridian Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Meridian Shares (calculated on a diluted basis);

(b) all government and regulatory approvals, orders, rulings, exemptions and consents (including, without limitation those of any stock exchanges or other securities or regulatory authorities) which, in the sole judgment of True, acting reasonably, are necessary shall have been obtained on terms and conditions satisfactory to True in its sole judgment, acting reasonably, and shall be in full force and effect, and any and all other applicable waiting periods under any competition, merger control or similar laws, regulation or other governmental authority having jurisdiction over Meridian, True, the Offer or any other transaction contemplated by the Offer with respect to any such matters shall have expired or been terminated in respect of such transactions and no objection or opposition shall have been filed, initiated or made during any applicable statutory or regulatory period;

(c) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Meridian carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of True, acting reasonably:

(A) has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, True of the Meridian Shares or the right of True to own or exercise full rights of ownership of the Meridian Shares;

(B) has had, or if the Offer was consummated would result in, a Material Adverse Effect on Meridian or would have a material adverse effect on True or True's ability to complete the Offer, as determined by True, acting reasonably; or

(C) has a material adverse effect on the completion of any compulsory acquisition or any amalgamation, statutory arrangement or other transaction involving True and/or an affiliate of True and Meridian and/or the holders of Meridian Shares for the purposes of Meridian becoming, directly or indirectly, a wholly-owned subsidiary of True or effecting a Second Stage Transaction;

(d) True shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against True making the Offer or taking up and paying for all of the Meridian Shares under the Offer or completing any compulsory acquisition or Second Stage Transaction in respect of any Meridian Shares not acquired under the Offer;

(e) True shall have determined, in its sole judgment, acting reasonably, that (i) Meridian shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) all representations and warranties of Meridian contained in the Pre-Acquisition Agreement shall have been true and correct in all material respects as of the date of the Pre-Acquisition Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date;

(f) True shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Meridian shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to True in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Meridian shall have occurred;

(g) the Pre-Acquisition Agreement shall not have been terminated or True shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of True to consummate the Offer or to complete a compulsory acquisition or Second Stage Transaction or that such termination was not related to any matter that is materially adverse to the business of Meridian or to the value of the Meridian Shares to True;

(h) True shall in its sole judgement, acting reasonably, be satisfied that all outstanding stock options, and all other rights to acquire any Meridian Shares shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to True, acting reasonably, prior to True taking-up any Meridian Shares pursuant to the Offer; and

(i) subsequent to the announcement by True of its intention to make the Offer, no change, event, action, state or condition (or any condition, event or development involving a prospective change) shall have occurred or have been threatened in the general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere or any act of war or terrorist act shall have occurred which, in the sole judgment of True, acting reasonably, is, or may be, materially adverse to the financial or commodity markets in Canada, the United States or elsewhere or the financial condition, business, operations, assets, affairs or prospects of True or Meridian on a consolidated basis.

The foregoing conditions are for the exclusive benefit of True. True may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of True). True may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which True may have. The failure by True at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by True concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by True to that effect to the Depositary at its principal office in Calgary, Alberta. True, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, True shall not be obligated to take up and pay for any Meridian Shares deposited under such Offer and all certificates for deposited Meridian Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at True's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in True's sole discretion, subject to the terms of the Pre-Acquisition Agreement.

Subject to the terms of the Pre-Acquisition Agreement, True reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Calgary, Alberta. True, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Meridian Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its principal office in Calgary, Alberta.

Notwithstanding the foregoing, the Offer may not be extended by True if all of the terms and conditions of the Offer, excluding those waived by True, have been fulfilled or complied with unless True first takes up all of the Meridian Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Meridian Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by True in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Meridian Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by True of its rights under Section 4 of the

Offer, "Conditions of the Offer". If the consideration being offered for the Meridian Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Meridian Shares are taken up under the Offer.

6. Payment for Deposited Meridian Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by True, True will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Meridian Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Meridian Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Meridian Shares deposited under the Offer after the first date on which Meridian Shares have been taken up by True are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, True expressly reserves the right in its sole discretion to delay taking up or paying for any Meridian Shares or to terminate the Offer and not take up or pay for any Meridian Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by True, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta. True also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Meridian Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. True will not, however, take up and pay for any Meridian Shares deposited under the Offer unless it simultaneously takes up and pays for all Meridian Shares then validly deposited under the Offer. True will be deemed to have taken up and accepted for payment Meridian Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when True gives written notice or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta of its acceptance for payment of such Meridian Shares pursuant to the Offer.

True will pay for Meridian Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Shareholder, True Shares on the basis set forth in Section 1 of the Offer, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Meridian Shares under the Offer.

No fractional True Shares will be issued. Fractional interests will be rounded to the nearest whole number. If a Shareholder deposits more than one certificate for Meridian Shares which are taken up by True, the number of True Shares issuable to such Shareholder will be computed on the basis of the aggregate number of Meridian Shares deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by True or the Depositary to persons depositing Meridian Shares on the purchase price of Meridian Shares purchased by True, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Meridian Shares in acceptance of the Offer for the purposes of receiving payment from True and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from True to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Meridian Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificate representing the True Shares and/or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the True Shares may be lawfully delivered, without further action by True or on a basis acceptable to True in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the True Shares and/or the cheque will be issued in the name of the registered holder of the Meridian Shares deposited. Unless the person depositing the Meridian Shares instructs the Depositary to hold the certificates representing the True Shares and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the True Shares and/or the cheque will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the True Shares and/or the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by Meridian. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, True may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Meridian Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Meridian Shares than the Shareholder desires to deposit, a certificate for Meridian Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Meridian Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

7. Withdrawal of Deposited Meridian Shares

All deposits of Meridian Shares pursuant to the Offer are irrevocable, provided that any Meridian Share deposited in acceptance of the Offer (other than such Meridian Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Meridian Shares are taken up by True.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Meridian Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of True or of any affiliate of True (except to the extent required by applicable law, where the change is a material fact relating to the Meridian Shares),

any Meridian Shares deposited under the Offer and not taken up and paid for by True at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Meridian Shares are not paid for within three Business Days of being taken up, any Meridian Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Meridian Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Meridian Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Meridian Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Meridian Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Meridian Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by True, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on True, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If True extends the Offer, is delayed in taking up or paying for Meridian Shares or is unable to take up or pay for Meridian Shares for any reason, then, without prejudice to True's other rights, Meridian Shares deposited under the Offer may be retained by the Depositary, on behalf of True subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Meridian Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Meridian Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8. Return of Deposited Meridian Shares

If any deposited Meridian Shares are not taken up and paid for by True under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Meridian Shares than are deposited, certificates for Meridian Shares not taken up and paid for or not deposited will be returned at the expense of True by either sending new certificates representing Meridian Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Meridian as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after January 19, 2005, Meridian should subdivide, consolidate or otherwise change any of the Meridian Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, True may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Meridian Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by True free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Meridian Shares on or after January 19, 2005. If Meridian should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Meridian Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of True or its nominees or transferees on the registers maintained by Meridian of such Meridian Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of True and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of True, accompanied by appropriate documentation of transfer. Pending such remittance, True will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by True pursuant to the Offer or deduct from the consideration payable by True pursuant to the Offer the amount or value thereof, as determined by True in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and/or certificates representing True Shares in payment for Meridian Shares purchased under the Offer and certificates representing Meridian Shares to be returned will not be mailed if True determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Meridian Shares in respect of which such cheques and/or certificates representing True Shares are being issued were deposited upon application to the Depositary, until such time as True has determined that delivery by mail will no longer be delayed. True shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Meridian Shares", the deposit of cheques and/or certificates representing True Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Meridian Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by True or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Meridian and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, True intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which True or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Meridian Shares if: (i) it is given to the TSXV; (ii) it is published once in the National Edition of *The Globe and Mail* and in daily newspapers of general circulation, provided that if the National Edition of *The Globe and Mail* is not being generally circulated, publication thereof shall be made in *The National Post* or any other daily newspaper of general circulation published in the cities of Toronto and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Meridian Shares Not Deposited

If True takes up and pays for Meridian Shares deposited under the Offer, True intends to seek to acquire, directly or indirectly, all of the remaining Meridian Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. True will cause the Meridian Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Meridian Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Meridian Shares

To the extent permitted by law, True reserves the right to, and may, acquire (or cause an affiliate to acquire) Meridian Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will True make any such purchases of Meridian Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If True should acquire Meridian Shares by making purchases through the facilities of the TSXV during the Offer Period, the Meridian Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Meridian Shares acquired by True through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Meridian Shares as of the date of the Offer.

Although True has no present intention to sell Meridian Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Meridian Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of True other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of True, Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of True by brokers or dealers licensed under the laws of such jurisdiction.

True shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Meridian Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Meridian Shares or notice of withdrawal of Meridian Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. True reserves the right to waive any defect in acceptance with respect to any particular Meridian Share or any particular Shareholder. There shall be no obligation on True or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Meridian Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, True may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Meridian Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Calgary, Alberta, this 7th day of February, 2005.

TRUE ENERGY INC.

By: (signed) *"Paul R. Baay"*
President and Chief Executive Officer

CIRCULAR

This Circular is provided in connection with the Offer made by True to purchase all of the outstanding Meridian Shares (including any Meridian Shares which may become outstanding on exercise of Meridian Options and any other rights to acquire Meridian Shares).

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading "Abbreviations".

Although True has had discussions with the management of Meridian and has reviewed certain contracts and records of Meridian, unless otherwise indicated in this Circular, the information concerning Meridian contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Meridian on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to True by Meridian. Although True has no knowledge that would indicate that any statements relating to Meridian contained herein based on information contained in such documents and records are inaccurate or incomplete, neither True not its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Meridian to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to True.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Meridian must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Meridian subsequent to the date of the most recent published financial statements of Meridian.

PURPOSE OF THE OFFER AND PLANS FOR MERIDIAN

Purpose of the Offer

The purpose of the Offer is to enable True to acquire, directly or indirectly, all of the outstanding Meridian Shares (including Meridian Shares which may become outstanding on the exercise of Meridian Options and any other rights to acquire Meridian Shares).

If True takes up and pays for Meridian Shares deposited pursuant to the Offer, True intends to seek to acquire, directly or indirectly, all of the remaining Meridian Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. True will cause the Meridian Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Meridian Shares Not Deposited".

Plans for Meridian

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Meridian to allow nominees of True to become members of such Board. If Meridian becomes a wholly-owned subsidiary of True, True may continue to operate Meridian as a wholly-owned subsidiary or Meridian may be amalgamated with or wound-up into True or an affiliate of True or Meridian may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, True intends to delist the Meridian Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Meridian to cease to be a reporting issuer under Canadian securities laws.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In October of 2004, management of Meridian and True began discussing the possibility of a business combination of Meridian and True. On November 8, 2004, mutual confidentiality agreements were entered into by Meridian and True in connection with the disclosure of information in respect of each company to the other to permit them to conduct due diligence in respect of the other company. During November and December, True and its financial advisor entered into discussions with management of Meridian and its financial advisor in respect of the terms and conditions on which a business combination could be affected and each party continued to conduct their due diligence in respect of the other party. On December 10, 2004, True made a non-binding proposal in respect of a business combination and True and Meridian entered into an exclusivity arrangement provided for a period during which each party would complete their respective due diligence in respect of the other and, if satisfactory, a definitive agreement would be negotiated.

On January 19, 2005 True and Meridian entered into the Pre-Acquisition Agreement.

Reasons for the Offer

True believes that the acquisition of Meridian will provide a valuable extension of True's operations in its core area in Alberta and excellent synergies with True's existing operations in the area. These properties complement the growing opportunities arising from True's existing asset base and provide numerous additional development drilling locations. Benefits to Shareholders from a combination of True and Meridian include:

- Shareholders have flexibility in deciding whether to receive cash and/or True Shares, within the limits prescribed by the Offer;
- An opportunity to participate in a well managed, financially strong company with a diversified asset and production base located in Western Canada;
- Enhanced exploration and development opportunities and operational efficiencies from the combination of the operations of Meridian into those of True; and
- Shareholders who receive True Shares will enjoy enhanced liquidity as True will have a significantly larger market capitalization than Meridian alone and the True Shares trade on the TSX.

PRO FORMA COMBINED INFORMATION

Selected Pro forma Operational Information

The following table sets out certain operational information for True and Meridian and pro forma combined operational information for True and Meridian after giving effect to the acquisition of all of the issued and outstanding Meridian Shares pursuant to the Offer, as at the dates indicated.

	True	Meridian	Combined
Crude Oil Wells[1] (includes producing & shut-in)			
Gross	699.0	7.0	706.0
Net	105.6	4.5	110.1
Natural Gas Wells[1]			
Gross	216.0	49.0	265.0
Net	122.5	20.4	142.9
Undeveloped Land Holdings[1]			
Gross Acres	435,787	34,560	470,347
Net Acres	291,686	22,246	313,932
Reserves (MBOE)[2]			
Proved	8,221	5,749	13,970
Probable	3,197	1,886	5,083
Total	11,418	7,635	19,053
Production[3]			
Natural Gas Production (Mcf/d)	18,832	4,532	23,364
Crude Oil & NGL Production (Bbls/d)	1,615	247	1,862
Total Production (BOE/d)	4,753	1,002	5,755
Sales Price[3]			
Natural Gas ($/Mcf)	6.64	7.07	6.72
Crude Oil & NGL ($/Bbl)	32.18	44.86	33.85

Notes:

(1) As at September 30, 2004.

(2) As at July 1, 2004 in respect of True based upon the GLJ September Report, and as at October 1, 2004 in respect of Meridian based upon the Internal Meridian Report. Based on forecast prices and costs, as at July 1, 2004 in respect of True and as at November 30, 2004 in respect of Meridian.

(3) Average for the nine months ending September 30, 2004, before transportation.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for True and Meridian as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Meridian Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of True, including the notes thereto, set forth in Appendix "B" to the Circular.**

($, except shares)	As at and for the year ended December 31, 2003[2]		As at and for the nine months ended September 30, 2004		Pro forma Consolidated As at and for the year ended December 31, 2003[1]	Pro forma Consolidated As at and for the nine months ended September 30, 2004[1]
	True	Meridian	True	Meridian		
	(audited)	(audited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue (before transportation)	38,479,449	3,434,034	48,478,706	11,814,466	41,913,483	60,293,172
Net Earnings (Loss)	4,362,963	333,111	6,126,593	1,853,770	(5,058,218)	(1,374,302)
Per Share - basic	0.09	0.01	0.10	0.05	(0.07)	(0.02)
Per Share - diluted	0.09	0.01	0.10	0.05	(0.06)	(0.02)
Cash Flow from Operations	16,012,056	1,557,629	23,640,469	6,022,216	15,350,332	28,114,441
Per Share - basic	0.33	0.07	0.40	0.17	0.20	0.32
Per Share - diluted	0.32	0.07	0.39	0.17	0.20	0.32
Capital Expenditures, net	20,039,875	11,870,479	37,419,698	20,120,526	(3)	57,540,224
Debt, net of working capital	14,460,532	236,789	15,342,190	2,785,407	(3)	47,024,797
Total Assets	64,612,164	25,791,809	93,185,655	48,082,064	(3)	304,051,650
Shareholders' Equity	31,674,579	20,292,611	51,683,779	35,318,934	(3)	171,906,614
Number of Shares Outstanding						
Basic	54,044,420	30,216,608	61,771,179	36,341,608	82,849,924	90,576,683
Diluted	57,730,420	32,471,608	65,393,046	38,846,608	86,535,924	94,198,550

Notes:

(1) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "B" for assumptions and adjustments.

(2) Various 2003 amounts have been restated to reflect changes in accounting policies, as described in the September 30, 2004 financial statements and management's discussion and analysis in respect thereof, incorporated by reference herein.

(3) Pro Forma Balance Sheet as at December 31, 2003 not provided. Pro Forma Balance Sheet only provided for September 30, 2004.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective January 19, 2005, True and Meridian entered into the Pre-Acquisition Agreement pursuant to which True agreed to make the Offer. See "Section 1. The Offer" of the Offer to Purchase.

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between True and Meridian. True is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that True shall not, without the prior consent of Meridian, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Meridian Shares on a diluted basis, impose additional conditions to the Offer, decrease or change the form of consideration to be paid for each Meridian Share (unless the consideration includes consideration in addition to the share consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Meridian Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Meridian Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, True has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

Approval by the Board of Directors of Meridian

Pursuant to the Pre-Acquisition Agreement, Meridian consented to the Offer and confirmed that the board of directors of Meridian has unanimously (with W. C. (Mickey) Dunn abstaining or not voting) approved the Offer and the Pre-Acquisition Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Shareholders and is in the best interests of Meridian and the Shareholders and has unanimously (with W. C. (Mickey) Dunn abstaining or not voting) resolved to recommend acceptance of the Offer by the Shareholders.

Pre-Tender Agreements

True has entered into Pre-Tender Agreements with certain holders of Meridian Shares (including all of the directors and officers of Meridian) who hold an aggregate of 4,509,869 Meridian Shares, representing approximately 12.4% of the outstanding Meridian Shares. Under the terms of the Pre-Tender Agreements, the Tendering Shareholders have agreed to tender, and not withdraw, all of their Meridian Shares (including any additional Meridian Shares they may acquire on exercise of Meridian Options or otherwise) to the Offer, subject to the terms and conditions thereof. If the board of directors of Meridian shall determine that a Superior Proposal is made and the board of directors of Meridian shall have recommended that holders of Meridian Shares tender their Meridian Shares in acceptance of such Superior Proposal or vote in favour thereof and: (i) True shall not have increased the consideration per Meridian Share to a consideration at least equal to such Superior Proposal; and (ii) the non-completion fee payable to True as described under "Non-Completion Fee" shall have been paid by Meridian to True pursuant to the Pre-Acquisition Agreement, the Tendering Shareholder shall not be required to tender any Meridian Shares pursuant to the Offer or, if tendered, may withdraw such shares from the Offer following the expiry of the period pursuant to the Pre-Acquisition Agreement that True has to increase the consideration per Meridian Share to equal or exceed the value of the consideration that Shareholders will receive pursuant to such Superior Proposal, as provided in the Pre-Acquisition Agreement. If for any reason the Superior Proposal is withdrawn, expires, terminates or any of the Meridian Shares of the Tendering Shareholder are not taken up and paid for pursuant to the Superior Proposal, the Tendering Shareholder has agreed to deposit such Meridian Shares to the Offer, if the Offer is still outstanding.

The Pre-Tender Agreements will be terminated, at the option of the Shareholder upon written notice to True, in the event that: (i) True does not take up and pay for the holder's Meridian Shares in accordance with the Offer on or before the date that is 90 days after the date that the Offer is mailed to Shareholders; or (ii) the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder or a breach of the Pre-Acquisition Agreement by Meridian.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Meridian agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Meridian, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("Representatives") with respect to any Meridian Acquisition Proposal. In connection therewith, Meridian further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Meridian relating to a Meridian Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Meridian also agreed that after the execution of the Pre-Acquisition Agreement, Meridian will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposal to Meridian or its Shareholders that constitutes or may reasonably be expected to lead to a Meridian Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Meridian may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Meridian or any of its Representatives after January 19, 2005) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Meridian and its business, properties and assets if, and only to the extent that:

(a) Meridian provides notice to True of any inquiries, offers or proposals with respect to a Meridian Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal;

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Meridian provides immediate notice orally and in writing to True specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by True and immediately provides True with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to True, copies of all information provided to such party;

(d) Meridian provides immediate notice to True in the event that such Meridian Acquisition Proposal is withdrawn or terminated; and

(e) Meridian provides to True in writing the determination of the board of directors of Meridian forthwith upon determining that the Meridian Acquisition Proposal, if completed, would constitute a Superior Proposal.

In addition Meridian may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

Meridian shall give True at least 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Meridian Acquisition Proposal and shall provide True with a true and complete copy of the Meridian Acquisition Proposal at least 72 hours prior to its proposed execution by Meridian. Meridian shall give True an opportunity of not less than 72 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Meridian Acquisition Proposal (including that the Shareholders will receive consideration for each Meridian Share equal to or having a greater value than the value per Meridian Share provided in such Meridian Acquisition Proposal) as determined by True's financial advisor, acting reasonably. In addition, Meridian shall, and shall cause its financial and legal advisors to, negotiate in good faith with True with respect to such amendment. In the event True proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Meridian Acquisition Proposal within the 72 hour time period specified above, then Meridian will not enter into any agreement regarding the Meridian Acquisition Proposal. Further, Meridian shall not enter into an agreement in respect of a Meridian Acquisition Proposal or take any steps to implement a Superior Proposal unless and until Meridian shall have paid to True the non completion fee described under "Non-Completion Fee" below and shall have terminated the Pre-Acquisition Agreement in accordance with the provisions thereof.

Non-Completion Fee

Meridian has agreed to pay to True a non-completion fee of $5.0 million in the event that:

(a) the board of directors of Meridian fails to recommend that shareholders of Meridian accept the Offer or withdraws or, in any manner adverse to completion of the Offer or to True, redefines, modifies or changes any of its recommendations or determinations with respect to the Offer or has resolved to do so;

(b) any bona fide Take-Over Proposal for the Meridian Shares is publicly announced or commenced prior to the expiry of the Offer, and the board of directors of Meridian has failed to publicly reaffirm and maintain its recommendation of the Offer to Shareholders within five days after the public announcement or commencement of any such Take-Over Proposal;

(c) the board of directors of Meridian recommends that Shareholders deposit their Meridian Shares under, vote in favour of, or otherwise accept, a Take-Over Proposal;

(d) Meridian enters into any agreement with any person with respect to a Take-Over Proposal prior to the Expiry Time, excluding a confidentiality agreement entered into as described under "No Solicitation" above;

(e) there is a material breach or non-performance by Meridian of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of True, acting reasonably, within three Business Days of receipt of notice by Meridian of any such breach or non-performance (other than in respect of the "No Solicitation" covenants described above, in respect of which no cure period shall be applicable); or

(f) prior to the Expiry Time, a bona fide Take-Over Proposal is publicly announced, offered or made to all or substantially all Shareholders or to Meridian and, at the Expiry Time, such Take-Over Proposal has not expired or been withdrawn, and the Minimum Condition shall not have been satisfied.

True has agreed to pay to Meridian a non-completion fee of $300,000 in the event of material breach by True of any of its covenants, agreements, obligations, representations and warranties set out in the Pre-Acquisition Agreement which has not been cured to the satisfaction of Meridian, acting reasonably, within five Business Days of receipt of notice by True of any such breach or non-performance.

Meridian Options

Pursuant to the Pre-Acquisition Agreement, all persons holding Meridian Options who may do so under securities laws and in accordance with the terms of the Meridian Options held by them, shall be entitled to (i) either exercise all of their Meridian Options and tender Meridian Shares issued in connection therewith under the Offer upon payment of the exercise price in full or (ii) surrender for termination effective immediately prior to the Take-up Date their Meridian Options in consideration of a cash amount equal to the amount, if any, by which $3.85 exceeds the option exercise price in respect of such Meridian Options, with the difference then multiplied by the number of Meridian Shares issuable on exercise of such Meridian Options.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Meridian until the Expiry Date, without the consent of True;

(b) that if True takes up and pays for Meridian Shares pursuant to the terms of the Offer, Meridian agreed to use all commercially reasonable efforts to assist True in acquiring the balance of the Meridian Shares by way of a Second Stage Transaction;

(c) Meridian agreed to assist True to secure the resignations of all directors of Meridian to be effective immediately following the date that True shall have taken up Meridian Shares pursuant to the Offer and to cause the election of nominees of True to fill the vacancies so created;

(d) upon True taking up and paying for Meridian Shares pursuant to the Offer, True agreed that the board of directors of True shall appoint Raymond Smith to the board of directors of True and to the Reserve Committee of the board of directors of True;

(e) if True takes up Meridian Shares pursuant to the Offer, True agreed that it would not take any action to terminate or materially adversely effect any indemnity agreements or right to indemnity in favour of past or present officers and directors of Meridian; and

(f) subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of True and Meridian agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual agreement between True and Meridian;

(b) by either True or Meridian, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action becomes final;

(c) by Meridian, if True has not mailed the Offer Documents to holders of Meridian Shares prior to 11:59 p.m. (Calgary time) on February 11, 2005, or such later date as Meridian may agree to;

(d) by either True or Meridian, if True has not taken-up and paid for the Meridian Shares deposited under the Offer on or before the date that is 90 days following the day of mailing of the Offer;

(e) by either True or Meridian, if the Offer terminates or expires at the Expiry Time without True taking up and paying for any of the Meridian Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such conditions is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f) by either True or Meridian, if the non-completion fee referred to under "Non-Completion Fee" above becomes payable pursuant to the terms of the Pre-Acquisition Agreement and, if the party seeking to terminate the agreement is payor of the non-completion fee, payment of the non-completion fee is made to the other party;

(g) by True if a Material Adverse Change shall have occurred in respect of Meridian or by Meridian if a material adverse change shall have occurred in respect of True; or

(h) by either True or Meridian, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect on, in the case of termination by True, Meridian or, in the case of termination by Meridian, a material adverse effect on True or, in the case of a termination by True a material adverse effect on the ability of True to complete the Offer, provided that the breaching or non-performing party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance (other than in certain cases in respect of which no cure period shall be applicable).

TRUE ENERGY INC.

True was formed on the amalgamation of Sundance Resources Inc., 887733 Alberta Ltd. and 851431 Alberta Ltd. pursuant to the ABCA effective August 31, 2000. Effective July 31, 2002, True acquired all of the issued and outstanding shares of Gresham Resources Inc. ("Gresham"). On December 1, 2002, True and Gresham amalgamated pursuant to the ABCA, continuing as True Energy Inc.

As at December 31, 2004, True had one wholly-owned subsidiary, Marengo Exploration Ltd. ("Marengo"), a corporation incorporated pursuant to the laws of Alberta.

True undertook a reorganization of the producing activities of the True group to reorganize them in a general partnership and, on April 1, 2001, a general partnership was created which has a tax year end of December 31, the partners of which are True (which has a tax year end of December 30) and Marengo (which has a tax year end of December 30). True serves as managing partner of the partnership.

True's principal office is located at Suite 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, and True's registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

True's business is the acquisition of interests in petroleum and natural gas rights and the exploration, development, production, marketing and sale of petroleum and natural gas.

Documents Incorporated by Reference

The following documents of True and Meridian, as the case may be, which have been filed with securities commissions or other similar authorities in the provinces of Canada, are incorporated by reference into and form an integral part of this Circular:

(a) the Revised Initial Annual Information Form of True dated May 12, 2004 for the year ended December 31, 2003, including management' discussion and analysis incorporated by reference therein;

(b) the Information Circular - Proxy Statement of True dated March 31, 2004 relating to the annual and special meeting of True shareholders held on May 20, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");

(c) the audited comparative consolidated financial statements of True for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, contained in True's 2003 Annual Report;

(d) the unaudited interim comparative consolidated financial statements of True for the three and nine months ended September 30, 2004 and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004;

(e) the Material Change Report of True dated April 7, 2004 in respect of the private placement of 4,457,153 True Shares and 2,558,140 True Shares issued on a flow-through basis;

(f) the Material Change Report of True dated January 25, 2005 in respect of the proposed acquisition of Meridian by True;

(g) the audited comparative financial statements of Meridian for the years ended December 31, 2003, 2002 and 2001, together with the notes thereto and the auditors' reports thereon; and

(h) the unaudited interim comparative financial statements of Meridian for the nine months ended September 30, 2004.

Any material change reports (excluding confidential reports), comparative interim financial statements, comparative financial statements for True's most recently completed financial year, together with the accompanying report of the auditor and information circulars (excluding those portions which are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by True with the provincial securities commissions or similar authorities in Canada after the date of this Circular and prior to the Expiry Time shall be deemed to be incorporated by reference into and form an integral part of this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Copies of the documents incorporated by reference may be obtained on request without charge from the Vice President, Finance and Chief Financial Officer of True at Suite 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, (Telephone: (403) 750-1262) or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The Corporation's SEDAR profile number is 14985.

For further information with respect to True, see Appendix "A" - Updated Reserves Data and Other Oil and Gas Information and Appendix "B" - Pro Forma Financial Statements of True, each of which are appended hereto and are incorporated herein.

Recent Developments

The statement of reserves data of the Corporation effective January 1, 2004, is contained in the Corporation's Revised Initial Annual Information Form dated May 12, 2004, which is incorporated herein by reference. GLJ has prepared an updated evaluation of True's crude oil, NGLs and natural gas reserves and present worth of future net cash flows associated with such reserves, as at July 1, 2004, which is summarized at Appendix "A" - Updated Reserves Information and Other Oil and Gas Information, which is incorporated herein.

Description of Share Capital

True is authorized to issue an unlimited number of True Shares and an unlimited number of preferred shares issuable in series. The holders of True Shares are entitled to dividends if, as and when declared by the board of directors; to one vote per share at any meeting of the shareholders of True; and upon liquidation to receive all assets of True as are distributable to the holders of such shares. As at February 3, 2005, there were 62,160,810 True Shares issued and outstanding and no preferred shares outstanding.

Capitalization of True

The following table sets forth the capitalization of True as at December 31, 2003 and as at September 30, 2004 before and after giving effect to the completion of the Offer:

	Authorized	As at December 31, 2003[6]	As at September 30, 2004	As at September 30, 2004 after giving effect to the Offer[1]
		(audited)	(unaudited)	(unaudited)
True Shares	Unlimited	$46,519,371 (54,044,420 shs)	$59,905,432 (61,771,179 shs)	$180,128,267 (90,576,683 shs)
Preferred Shares	Unlimited	Nil	Nil	Nil
Debt and Working Capital[3]	-	$14,460,532	$15,342,190	$47,024,797

Notes:

(1) Assuming all of the Meridian Shares are acquired pursuant to the Offer and that $30 million in cash is paid by True pursuant to the Offer in exchange for Meridian Shares.

(2) In addition, as at February 4, 2005, True has 3,909,068 True Shares reserved for issuance pursuant to outstanding options exercisable at prices ranging from $0.57 to $3.50.

(3) True has a $38.5 million demand revolving operating credit facility from a Canadian chartered bank. Amounts outstanding under the facility bear interest at the bank's prime rate, subject to adjustment depending on the debt to cash flow ratio, and are secured by a first floating charge debenture in the amount of $150 million with a negative pledge and undertaking to provide fixed charges over major petroleum and natural gas reserves in certain circumstances. The availability under the facility is subject to an interim review by April 1, 2005 and an annual review by June 30, 2005.

(4) The available amount of True's demand revolving operating credit facility has been increased to $85 million subject to True acquiring a minimum of 66⅔% of the Meridian Shares.

(5) As at September 30, 2004, True's Pro Forma Consolidated Balance Sheet had a deficit of $8,922,729, contributed surplus of $701,076, an asset retirement obligation of $3,990,215 and future income taxes of $62,119,900.

(6) Restated for changes in GAAP.

Dividend Record and Policy

True has not paid any dividends on the outstanding True Shares. The board of directors of True will determine the actual timing, payment and amount of dividends, if any, that may be paid by True from time to time based upon, among other things, the cash flow, results of operations and financial condition of True, the need for funds to finance ongoing operations and other business considerations as the board of directors of True considers relevant.

True's credit facility provides that True shall not without the prior approval of True's banker, not to be unreasonably withheld, reduce or distribute capital or pay dividends or redeem or repurchase common or preferred shares, unless such dividends, redemptions, and repurchases do not impair the capacity of True to fulfil its obligations with respect to the credit facility including the repayment of the loan.

Price Range and Trading Volume of True Shares

The True Shares are listed on the TSX and trade under the symbol "TUI". The following table sets forth the high and low trading prices and the volume of True Shares traded as reported on the TSX for the periods indicated.

		Price Range		Trading
		High ($)	Low ($)	Volume
2003	First Quarter	1.00	0.67	2,450,278
	Second Quarter	1.02	0.63	5,326,461
	Third Quarter	1.30	0.94	13,277,411
	Fourth Quarter	1.79	1.04	14,004,851
2004	First Quarter	2.00	1.43	17,775,063
	Second Quarter	1.88	1.60	12,534,774
	July	2.01	1.80	5,219,807
	August	2.04	1.82	6,856,903
	September	2.95	2.03	8,111,373
	October	2.91	2.57	5,959,446
	November	3.55	2.54	9,531,421
	December	3.80	2.94	4,812,675
2005	January	4.58	3.40	10,871,473
	February (1 - 3)	4.44	4.35	1,256,796

On January 19, 2005, the last day on which True Shares traded prior to the announcement by True of its intention to make the Offer, the closing price of the True Shares on the TSX was $4.10.

Auditors, Registrar and Transfer Agent

The auditors of True are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary Alberta, T2P 4B9

Computershare Trust Company of Canada, at is principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the True Shares.

MERIDIAN ENERGY CORPORATION

Meridian was incorporated under the laws of the Province of British Columbia on December 18, 1992 and was continued into the Province of Alberta on September 9, 1996. Meridian's principal office is located at Suite 380, 435 - 4th Avenue S.W., Calgary, Alberta, T2P 3A8 and Meridian's registered office is located at 1000, 400 - 3rd Avenue S.W., Calgary, Alberta, T2P 4H2.

General

Meridian is in the business of the acquisition of, the exploration for, and the development and production of petroleum and natural gas in western Canada. Disclosure documents of Meridian are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at *www.sedar.com*.

Description of Share Capital

Meridian's share capital currently consists of an unlimited number of Meridian Shares and an unlimited number of preferred shares, issuable in series. As of February 3, 2005, 36,491,608 Meridian Shares and no preferred shares were outstanding. Meridian also had 2,955,000 Meridian Options outstanding as of February 3, 2005.

Dividend Record and Policy

Based on information provided by Meridian no dividends have been paid on the shares since incorporation and it is not expected that dividends will be paid on the Meridian Shares in the foreseeable future.

Price Range and Trading Volume of Meridian Shares

The Meridian Shares are listed and posted for trading on TSXV under the trading symbol "MDE". The following table sets forth the high and low trading prices and the volume of Meridian Shares traded as reported on the TSXV for the periods indicated:

		Price Range		Trading
		High ($)	Low ($)	Volume
2003	First Quarter[(1)]	1.04	0.66	2,054,420
	Second Quarter[(1)]	1.79	0.92	1,566,990
	Third Quarter	1.95	1.56	1,760,952
	Fourth Quarter	2.20	1.50	4,020,292
2004	First Quarter	3.00	2.07	1,039,908
	Second Quarter	2.99	2.25	714,285
	July	3.00	2.30	3,411,625
	August	3.05	2.74	643,720
	September	2.95	2.54	488,300
	October	3.30	2.80	1,157,282
	November	4.05	3.10	688,428
	December	4.25	3.70	1,052,908
2005	January	4.20	3.70	2,549,200
	February (1 – 3)	4.00	3.88	252,500

Note:

(1) After giving effect to the consolidation of Meridian's previously outstanding class A common shares on a 2 for 1 basis which occurred effective May 27, 2003.

On January 19, 2005, the last day on which Meridian Shares traded prior to the public announcement by True and Meridian of the Offer, the closing price of the Meridian Shares on the TSXV was $3.91.

SOURCE OF FUNDS

True estimates that if the maximum amount of cash available is paid to acquire the Meridian Shares under the Offer, the total cash amount required to complete the Offer and to pay True's related fees and expenses will aggregate approximately $34.4 million. The related fees and expenses payable by True include the fees payable by True to its financial advisors, legal counsel, auditors, independent engineers, the Depositary and printing and mailing costs and miscellaneous matters.

True has sufficient funds available to it to fully satisfy its obligations under the Offer through working capital and available credit facilities.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Meridian Shares by True pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Meridian Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Meridian Shares held by Shareholders other than True. After the purchase of Meridian Shares under the Offer, Meridian may cease to be subject to the financial reporting and proxy solicitation requirements of the ABCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Meridian Shares from such exchange. Among such criteria are the number of holders of Meridian Shares, the number of Meridian Shares publicly held and the aggregate market value of the Meridian Shares publicly held. Depending on the number of Meridian Shares purchased pursuant to the Offer, it is possible that the Meridian Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Meridian Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Meridian Shares. It is the intention of True to apply to delist the Meridian Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Meridian Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF MERIDIAN SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable True to acquire all of the outstanding Meridian Shares. If True takes up and pays for Meridian Shares under the Offer, True intends to utilize the compulsory acquisition provisions of the ABCA, if available, to acquire the remaining Meridian Shares or, if necessary, to acquire such remaining Meridian Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Meridian Shares (calculated on a diluted basis) other than Meridian Shares held at the date of the Offer by or on behalf of True or its affiliates and associates (as defined in the ABCA), and True acquires such deposited Meridian Shares, then True is entitled to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Meridian Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any of such shares), on the same terms, including price, as the Meridian Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, True must give notice (the "True's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days of the giving of the True's Notice, True must pay or transfer to Meridian the amount of money or other consideration True would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 20 days after the receipt of the True's Notice, each Dissenting Offeree must send the certificates representing the Meridian Shares to which the Offer relates held by such dissenting Offeree to Meridian, and may elect either to transfer such shares to True on the terms on which True acquired Meridian Shares under the Offer or to demand payment of the fair value of such shares by so notifying True and by applying to the Court of Queen's Bench of Alberta to fix that value, within 60 days after the date of the sending of the True's Notice. If a Dissenting Offeree fails to notify True and apply to the Court of Queen's Bench of Alberta within the applicable 60-day period, the Dissenting Offeree will be deemed to have elected to transfer his or her Meridian Shares to True on the same terms (including price) as True acquired the Meridian Shares under the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of the Meridian Shares, True also has the right to apply to the Court of Queen's Bench of Alberta to fix the fair value of the Meridian Shares of such Dissenting Offeree. Any judicial determination of the fair value of the Meridian Shares could be more or less than the value of the consideration payable pursuant to the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to True. *The summary is not intended to be complete and is qualified in its entirety by the provisions of Part 16 of the* ABCA. Holders of Meridian Shares should refer to Part 16 of the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Part 16 of the ABCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If True takes up and pays for Meridian Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or True elects not to pursue such right, True currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Meridian Shares not acquired by True pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Meridian Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27 may deem certain types of Second Stage Transactions to be "business combinations" in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If True decides to effect a business combination or going private transaction, True intends to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers pursuant to OSC Rule 61-501 and Policy Q-27 exempting Meridian and True or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Meridian Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27 would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, True and its affiliates are the registered holders of 90% or more of the Meridian Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the ABCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than True, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that True may treat Meridian Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. True currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy 12-27, True intends to cause Meridian Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Meridian Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by True as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained. A collateral benefit for this purpose includes any benefit a related party of Meridian is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Meridian Shares held by directors and senior officers and other related parties of Meridian that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer, whose vesting of Meridian Options is accelerated as a result of the Offer or who elect to surrender their Meridian Options for cash as described under "Pre-Acquisition Agreement - Meridian Options", may be deemed to have received a collateral benefit for this purpose and any Meridian Shares of such related parties taken up by True pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction. Meridian has advised True that such related parties hold an aggregate of 3,944,072 Meridian Shares and Meridian Options to acquire an aggregate of 1,875,000 Meridian Shares.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Meridian Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Meridian Shares. The fair value so determined could be more or less than the amount paid per Meridian Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Meridian Shares, would necessarily be subject to a number of considerations, including the number of Meridian Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by True will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations in the Circular".

While the foregoing reflects the present intention of True, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by True or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Meridian Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. True has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

Other Alternatives

If True proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, True will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Meridian Shares in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Meridian Shares. Any additional purchase of Meridian Shares could be at a price greater than, equal to or less than the price to be paid for the Meridian Shares under the Offer and could be for cash or other consideration. Alternatively, True may sell or otherwise dispose of any or all Meridian Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by True, which may vary from the price paid for Meridian Shares under the Offer.

DEPOSITARY

True has engaged Computershare Trust Company of Canada as the Depositary for the receipt of certificates in respect of Meridian Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from True for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Meridian Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Meridian Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to True, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Meridian Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Meridian Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with True or Meridian, and who hold their Meridian Shares and will hold any True Shares as capital property. Portions of this summary apply only to Shareholders who will not, either alone or together with other persons with whom they do not deal at arm's length, either control True immediately following the completion of the Offer or beneficially own shares of True which have a fair market value in excess of 50% of the fair market value of all outstanding shares of True immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Meridian Shares or True Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Meridian Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Meridian Shares and will hold any True Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "Tax Regulations") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "CRA") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Meridian Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

Allocation of Consideration

Pursuant to the terms of the Offer, each Shareholder will receive, at the election of the Shareholder, cash or True Shares or a combination of cash and True Shares in exchange for their Meridian Shares. Since the amount of cash offered by True is subject to a stated maximum amount, a Shareholder may also receive True Shares or a greater portion of True Shares than the Shareholder has elected to receive in circumstances where the aggregate elections of all Shareholders are such that the stated maximum in respect of cash available is exceeded.

In circumstances where a Shareholder receives cash and True Shares and does not make a tax election under subsections 85(1) or 85(2) of the Tax Act as described below, the Shareholder will be considered under the terms of the Offer to have disposed of a portion of the holder's Meridian Shares for cash and to have disposed of the remaining portion of such shares for True Shares. The cash portion will be equal to the number of Meridian Shares (rounded to the nearest whole number) determined by dividing the amount of cash received by $3.85. Based on its current administrative practice, the CRA will regard each such disposition of a portion of the Meridian Shares as a separate transaction for the purposes of computing the Shareholder's capital gain or loss as described below.

Holders Receiving Only Share Consideration

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Meridian Shares for True Shares as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Meridian Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the True Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Shareholders which hold other True Shares as capital property.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Meridian Shares for True Shares by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the True Shares received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Meridian Shares and any reasonable costs associated with the disposition, and will acquire the True Shares at an adjusted cost base equal to the fair market value of the True Shares.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Meridian Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax.

Holders Receiving Only Cash Consideration

Shareholders who receive only cash consideration will realize a capital gain or sustain a capital loss to the extent that the cash received exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Meridian Shares which are disposed of and any reasonable costs of making the disposition.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Meridian Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

The Tax Act generally imposes a refundable tax of 6 2/3% on investment income earned by a Canadian-controlled private corporation (other than dividends deductible in computing the corporation's taxable income). For this purpose, investment income includes taxable capital gains.

Holders Receiving Share and Cash Consideration

Shareholders who choose to receive cash and True Shares in exchange for their Meridian Shares will dispose of that portion of their Meridian Shares having a value equal to the amount of cash received entirely for cash and that portion of their Meridian Shares having a value equal to the value of the True Shares received entirely for True Shares received. Except where they make an election under subsection 85(1) or subsection 85(2) of the Tax Act, such Shareholders will recognize a capital gain or capital loss with respect to the share for share portion in the manner described under "Holders Receiving Only Share Consideration" and with respect to the share for cash portion in the manner described under "Holders Receiving Only Cash Consideration".

Generally speaking, however, Shareholders may elect, jointly with True, under subsection 85(1) or subsection 85(2) of the Tax Act that their proceeds of disposition of their Meridian Shares be an amount which is not less than the greater of:

(a) the amount of cash received; or

(b) the lesser of the adjusted cost base or the fair market value of their Meridian Shares disposed of.

Consequently, no gain need be recognized by such disposing holders of Meridian Shares unless the adjusted cost base of their Meridian Shares is less than the amount of the cash received. The tax cost of the True Shares acquired in such circumstances will be the extent, if any, that the elected proceeds of disposition to the former holder of the Meridian Shares exceeds the amount of cash received.

True has agreed that it will jointly elect with any Shareholder under subsections 85(1) or 85(2), as applicable, of the Tax Act. A capital gain (or capital loss) will therefore be realized only to the extent that the elected amount net of any reasonable costs associated with the disposition, exceeds the adjusted cost base of the Shareholder's Meridian Shares. Shareholders who wish to make an election under subsection 85(1) or subsection 85(2) of the Tax Act must obtain a current version of the form prescribed at law for the purpose. A joint election under subsection 85(1) may be made by a Shareholder except a partnership, and a joint election under subsection 85(2) may be made by a Shareholder that is a partnership. It will be the responsibility of each Shareholder who wishes to make such a joint election to (i) complete all portions of the election form which are applicable, including the number and the adjusted cost base of all the holder's Meridian Shares and the elected amount, (ii) sign the forms where required, (iii) forward the signed forms to True Energy Inc., Suite 2300, 530 - 8th Avenue S.W., Calgary, Alberta T2P 3S8, Attention: Joan E. Dunne, Vice-President, Finance and Chief Financial Officer, within 90 days following the Expiry Date, and (iv) after the forms have been signed by True and returned to the Shareholder, file the forms with the CRA within the time permitted under the Tax Act. The deadline for filing an election under subsection 85(1) or 85(2) is the earlier of (i) June 30, 2006 and (ii) the day on or before that date upon which the Shareholder is required to file a Canadian federal income tax return for the holder's taxation year in which the disposition occurs. **Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority.**

Each Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to True as soon as possible and, in any event, within 90 days following the Expiry Date. True will not be liable for any late filing penalties or other loss resulting from the late filing of an election form received by True or from the invalidation of any election form. True takes no responsibility whatsoever for the preparation or validity of the applicable election form.

Acquisition of Meridian Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Meridian Shares Not Deposited", True may, in certain circumstances, acquire Meridian Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Meridian Shares are so acquired by True will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Meridian Shares under the Offer. Where a Shareholder's Meridian Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Meridian Shares will be determined exclusive of any interest that is awarded by a court.

Second Stage Transaction

If True is unable to make a compulsory acquisition, True may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their Meridian Shares pursuant to the Offer and until the exact nature of the Second Stage Transaction is determined, True cannot reasonably foresee the tax consequences arising therefrom.

A Second Stage Transaction could be implemented by means of an amalgamation of Meridian with True or an affiliate of True pursuant to which Shareholders who have not tendered their Meridian Shares to the Offer would have their Meridian Shares exchanged on the amalgamation for common shares and redeemable preference shares of the amalgamated corporation ("Redeemable Shares"). The Redeemable Shares would then be immediately redeemed for cash. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the shares received would generally be the aggregate adjusted cost base of the Meridian Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption. Subject to the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its net income, but normally will also be deductible in computing its taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3 % refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will generally be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the ABCA whereby an affected Shareholder would receive cash, cash and True Shares or True Shares under conditions which are the same or are substantially similar to those set out in the Offer. If so, the tax consequences to an affected Shareholder would be the same as those described under the headings "Holders Receiving only Share Consideration", "Holders Receiving only Cash Consideration" and "Holders Receiving Cash and Share Consideration" above.

With respect to Shareholders who validly exercise rights of dissent on a Second Stage Transaction, the Tax Act generally provides that Shareholders who are ultimately entitled to receive payment from Meridian equal to the fair market value of their Meridian Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Meridian Shares and the amount paid. Such Shareholders will recognize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are exceeded by) their adjusted cost base of the Meridian Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Meridian Shares which are subject to the dissent will technically be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Meridian Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

To the extent that any Second Stage Transaction is proposed by True, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Meridian Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable to Shareholders who, at all relevant times, are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Meridian Shares for True Shares.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders who hold Meridian Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Meridian Shares under the Offer. Generally, Meridian Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Meridian Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Meridian; (iii) the Meridian Shares were not acquired in a tax-deferred transaction pursuant to which the Meridian Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Meridian Shares treated as taxable Canadian property.

If Meridian Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Meridian Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. **Non-Resident Shareholders whose Meridian Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Meridian Shares.**

Acquisition of Meridian Shares Not Deposited

As outlined in the Circular, True may, in certain circumstances, acquire Meridian Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If True is unable to use a compulsory acquisition, True may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Meridian Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where a Non-Resident Shareholder's Meridian Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder by Meridian on the redemption of the Redeemable Shares or as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, True cannot reasonably foresee the tax consequences arising therefrom.

If the Second Stage Transaction is implemented by means of an amalgamation of Meridian with True or an affiliate of True as described above under the heading "Shareholders Resident in Canada – Acquisition of Meridian Shares not Deposited", the treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under such heading except that subsection 55(2) of the Tax Act will not apply. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention (1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that tax treaty.

To the extent that any Second Stage Transaction is proposed by True, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Meridian Shares acquired pursuant to such transaction.

OWNERSHIP OF SHARES OF MERIDIAN

Neither True, nor any director or officer of True, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Meridian, except pursuant to the Pre-Tender Agreements and except as set forth below. To the knowledge of the directors and senior officers of True, no securities of Meridian are owned by, directly or indirectly, nor is control or direction over any securities of Meridian exercised by, any associate or affiliate of True, by any associate of any director or officer of True, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of True or by any person or company acting jointly or in concert with True except as set forth below.

Name	Number of Meridian Shares Held
W.C. (Mickey) Dunn	340,834(1)
Associates of Kim M. Ward	200,000(2)

Notes:

(1) Of these, 83,334 Meridian Shares are held by a company wholly-owned by Mr. Dunn. In addition, Mr. Dunn, who is a director of Meridian, holds options to purchase 150,000 Meridian Shares.

(2) These shares are held by associates of Mr. Ward, and a company which is an associate of Mr. Ward and of which Mr. Ward is a significant shareholder exercises control or direction over these shares.

TRADING IN SHARES OF MERIDIAN

During the six month period preceding the date of the Offer, no securities of Meridian have been traded by True or any director or officer of True or, to the knowledge of the directors and senior officers of True, after reasonable inquiry by any associate or affiliate of True, by any associate of any director or officer of True, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of True or by any person or company acting jointly or in concert with True, except for the sale by an associate of Kim M. Ward, a director of True, of 19,800 Meridian Shares on November 25, 2004 at a sale price of $3.70 per share.

COMMITMENTS TO ACQUIRE SHARES OF MERIDIAN

No securities of Meridian are the subject of any commitments made by True, or its directors or officers and, to the knowledge of the directors and senior officers of True, after reasonable inquiry, no securities of Meridian are the subject of any commitments made by any associate or affiliate of True, by any associate of any director or officer of True, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of True or by any person or company acting jointly or in concert with True, to acquire any equity securities of Meridian, except for the commitment to acquire the Meridian Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between True and any of the directors or officers of Meridian and no payments or other benefits are proposed to be made or given by True by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between True and any Shareholder with respect to the Offer or between True and any person or company with respect to any securities of Meridian in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements and as described herein.

There are no business relationships between True, its associates or affiliates and Meridian that are material to any of them with the exception of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

MATERIAL CHANGES IN THE AFFAIRS OF MERIDIAN AND OTHER INFORMATION

True has no information which indicates any material change in the affairs of Meridian and Meridian has represented to True that there has not been any material change in the affairs of Meridian since the date of the last financial statements of Meridian, being the unaudited financial statements as at and for the period ended September 30, 2004 other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

True has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholders who have entered into the Pre-Tender Agreements, True has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

True estimates that the total amount of its fees and expenses related to the Offer will be approximately $4.4 million. Such fees and expenses will be paid out of True's working capital or available credit facilities.

INTEREST OF EXPERTS

Certain legal matters on behalf of True will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by Burnet, Duckworth & Palmer LLP, Calgary, Alberta, counsel to True. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of True or of any associate or affiliate of True. As at the date hereof, the partners and associates of Burnet, Duckworth & Palmer LLP as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding True Shares and do not beneficially own, directly or indirectly, any outstanding Meridian Shares. As at the date hereof, the principals of GLJ do not beneficially own, directly or indirectly, any of the outstanding True Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for John H. Cuthbertson, a director and corporate secretary of True, who is a partner at Burnet, Duckworth & Palmer LLP, which law firm renders legal services to True.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to True Energy Inc.

TO: The Board of Directors of True Energy Inc.

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated February 7, 2005 relating to the offer by True Energy Inc. to purchase all of the common shares of Meridian Energy Corporation.

Calgary, Alberta
February 7, 2005

(signed) *"Burnet, Duckworth & Palmer LLP"*

Consent of Auditors of True Energy Inc.

TO: The Board of Directors of True Energy Inc.

We have read the take-over bid circular (the "Circular") of True Energy Inc. (the "Company") dated February 7, 2005 relating to the offer by the Company for all of the outstanding common shares of Meridian Energy Corporation. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated March 10, 2004.

Calgary, Alberta
February 7, 2005

(signed) "*KPMG LLP*"
Chartered Accountants

Consent of Auditors of Meridian Energy Corporation

We have read the take-over bid circular (the "Circular") of True Energy Inc. ("True") dated February 7, 2005 relating to the offer by True for all of the outstanding common shares of Meridian Energy Corporation (the "Company"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the shareholders of the Company on the balance sheet of the Company as at December 31, 2003 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. Our report is dated March 17, 2004.

Calgary, Alberta
February 7, 2005

(signed) "*Ernst & Young LLP*"
Chartered Accountants

Consent of Auditors of Meridian Energy Corporation

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We have read the take-over bid circular of True Energy Inc. ("True") dated February 7, 2005 (the "Circular") relating to the offer by True for all of the outstanding common shares of Meridian Energy Corporation (the "Company"). We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use, through incorporation by reference, in the above-mentioned Circular of our report to the shareholders of the Company on the balance sheets of the Company as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2002. Our report is dated March 14, 2003.

Calgary, Alberta
February 7, 2005

(signed) "*PriceWaterhouseCoopers LLP*"
Chartered Accountants

Consent of Engineers

TO: The Securities Commission or similar regulatory authority in each of the Provinces of Canada

We refer to our reports dated March 19, 2004 and September 10, 2004, evaluating certain oil and gas reserves of True Energy Inc. ("True") as at January 1, 2004 and July 1, 2004, respectively (collectively, the "Reports"). We consent to the use of our name and references to the excerpts from our Reports in, or incorporated by reference in, the take-over bid circular dated February 7, 2005 (the "Circular") relating to the offer by True Energy Inc. to purchase all of the common shares of Meridian Energy Corporation.

We have read the Circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports and that is within our knowledge and as a result of our providing the Reports.

Calgary, Alberta
February 7, 2005

(signed) "*Gilbert Laustsen Jung Associates Ltd.*"

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of True Energy Inc.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Calgary, Alberta, the 7th day of February, 2005.

(signed) "*Paul R. Baay*"
President and Chief Executive Officer

(signed) "*Joan E. Dunne*"
Vice President, Finance and Chief Financial Officer

On behalf of the Board of Directors

(signed) "*Kenneth P. Acheson*"
Director

(signed) "*John H. Cuthbertson*"
Director

APPENDIX "A"

UPDATED RESERVES INFORMATION AND OTHER OIL AND GAS INFORMATION

Reserves

The following tables set forth certain information relating to True's crude oil NGLs and natural gas reserves and the present worth of future net cash flows associated with such reserves, as at July 1, 2004, as evaluated by GLJ in the GLJ September Report based upon constant and forecast price and cost assumptions. The information set forth below is derived from the GLJ September Report that was prepared in accordance with the standards contained in the COGE Handbook and the reserves definitions contained in NI 51-101 and the COGE Handbook. True engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of True's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of True's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES[1]
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2004
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	334	378	1,809	1,521	22,959	19,105	138	115
Developed Non-Producing	-	-	119	104	7,299	5,326	31	21
Undeveloped	-	-	232	203	3,925	3,286	14	11
TOTAL PROVED	334	378	2,159	1,827	34,183	27,718	183	147
PROBABLE	102	99	746	626	14,240	11,236	67	52
TOTAL PROVED PLUS PROBABLE	436	477	2,905	2,453	48,423	38,954	250	199

Note:

(1) May not add due to rounding.

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/ year)					AFTER INCOME TAXES DISCOUNTED AT (%/ year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	130,346	107,485	92,906	82,618	74,895	95,100	77,700	66,800	59,200	53,600
Developed Non-Producing	32,673	28,734	25,676	23,239	21,254	18,426	16,049	14,254	12,730	11,513
Undeveloped	14,896	11,699	9,430	7,755	6,478	10,374	8,051	6,446	5,270	4,387
TOTAL PROVED	177,915	147,918	128,012	113,611	102,627	123,900	101,800	87,500	77,200	69,500
PROBABLE	68,204	49,435	38,577	31,526	26,585	42,000	30,100	23,200	18,900	15,700
TOTAL PROVED PLUS PROBABLE	246,119	197,353	166,589	145,137	129,212	165,900	131,900	110,700	96,100	85,200

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
as of July 1, 2004
CONSTANT PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	OTHER INCOME (COSTS)[2]	WELL ABANDON-MENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	312,882	54,057	55,972	6,336	(16,166)	2,435	177,915	54,004	123,912
Proved Plus Probable Reserves	436,513	77,786	76,800	10,975	(22,140)	2,693	246,119	80,194	165,926

Notes:

(1) May not add due to rounding.
(2) Represents mineral tax and capital tax, net of other income and ARTC.

FUTURE NET REVENUE[1]
BY PRODUCTION GROUP
as of July 1, 2004
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	3,887
	Heavy Oil (including solution gas and other by-products)	18,091
	Natural Gas (including by-products but excluding solution gas from oil wells)	104,679
	Other company revenue (costs)	1,355
	Total	128,012
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	4,352
	Heavy Oil (including solution gas and other by-products)	23,408
	Natural Gas (including by-products but excluding solution gas from oil wells)	137,192
	Other company revenue (costs)	1,636
	Total	166,589

Note:

(1) May not add due to rounding.

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES[1]
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of July 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	286	309	1,755	1,473	22,716	18,893	138	114
Developed Non-Producing	-	-	124	113	7,240	5,306	31	21
Undeveloped	-	-	226	198	3,925	3,286	14	11
TOTAL PROVED	286	309	2,105	1,783	33,882	27,484	183	147
PROBABLE	79	77	731	613	13,927	11,022	66	52
TOTAL PROVED PLUS PROBABLE	365	386	2,836	2,396	47,808	38,507	249	199

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	103,218	88,260	78,246	71,000	65,455	77,600	65,500	57,600	51,900	47,700
Developed Non-Producing	27,743	24,771	22,426	20,532	18,969	15,444	13,723	12,247	11,079	10,110
Undeveloped	10,354	8,243	6,709	5,554	4,659	7,356	5,777	4,653	3,821	3,190
TOTAL PROVED	141,315	121,274	107,381	97,085	89,083	100,400	85,000	74,500	66,800	61,000
PROBABLE	51,006	37,703	29,902	24,791	21,176	31,600	22,900	17,900	14,700	12,300
TOTAL PROVED PLUS PROBABLE	192,321	158,977	137,283	121,877	110,260	132,000	107,900	92,400	81,500	73,300

Note:

(1) May not add due to rounding.

TOTAL FUTURE NET REVENUE[1]
(UNDISCOUNTED)
as of July 1, 2004
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	OTHER INCOME (COSTS)[2]	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	267,823	46,923	56,530	6,351	(13,974)	2,729	141,315	40,896	100,419
Proved Plus Probable Reserves	369,478	66,157	78,050	11,077	(18,766)	3,107	192,321	60,360	131,960

Notes:

(1) May not add due to rounding.
(2) Represents Mineral tax and capital tax, net of other income and ARTC.

FUTURE NET REVENUE[1]
BY PRODUCTION GROUP
as of July 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/ year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,492
	Heavy Oil (including solution gas and other by-products)	15,309
	Natural Gas (including by-products but excluding solution gas from oil wells)	88,393
	Other company revenue (costs)	1,187
	Total	107,381
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,733
	Heavy Oil (including solution gas and other by-products)	19,368
	Natural Gas (including by-products but excluding solution gas from oil wells)	113,751
	Other company revenue (costs)	1,431
	Total	137,283

Notes:

(1) May not add due to rounding.
(2) "**Gross**" means True's total working interest before deduction of royalties owned by others and without including any royalty interest owned by True.

"**Net**" means True's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"**Royalties**" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"**Reserves**" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"**Proved Reserves**" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"**Probable Reserves**" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"**Proved Developed Reserves**" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"**Developed Producing Reserves**" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"**Developed Non-Producing Reserves**" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"**Undeveloped Reserves**" are those Reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable) to which they are assigned.

(3) The escalating cost and price assumptions assume the continuance of current laws and regulations and increases in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ September Report operating costs are assumed to escalate at 1.5% per annum beginning in 2005. Crude oil and natural gas base case prices, and exchange rates utilized by GLJ in the GLJ September Report were GLJ's July 1, 2004 forecast, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

		Natural Gas Liquids				
Year	**Natural Gas AECO Gas Price ($Cdn/MMBtu)**	**Edmonton Propane ($Cdn/Bbl**	**Edmonton Butane ($Cdn/Bbl)**	**Edmonton Pentanes Plus ($Cdn/Bbl)**	**Inflation Rates[a] %/year**	**Exchange Rate[b] ($US/$Cdn)**
Forecast						
2004 (Q3 - Q4)	7.55	38.25	41.25	49.75	0.0	.750
2005	6.20	29.75	32.75	42.25	1.5	.750
2006	5.65	25.75	27.75	38.25	1.5	.750
2007	5.35	22.50	25.00	35.75	1.5	.750
2008	5.20	21.50	23.75	34.25	1.5	.750
2009	5.20	21.50	23.75	34.25	1.5	.750
2010	5.20	21.50	23.75	34.25	1.5	.750
2011	5.20	21.50	23.75	34.25	1.5	.750
2012	5.25	21.75	24.00	34.50	1.5	.750
2013	5.35	22.00	24.50	35.00	1.5	.750
2014	5.45	22.50	24.75	35.50	1.5	.750
Thereafter	+1.5%/year	+1.5%/year	+1.5%/year	+1.5%/year	1.5	.750

Notes:

(a) Inflation rates for forecasting prices and costs.

(b) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices before transportation costs, realized by True for the six months ended June 30, 2004, were \$46.45/Bbl for crude oil, \$26.93/Bbl for heavy oil, \$6.84/Mcf for natural gas and \$33.35/Bbl for NGLs.

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on July 1, 2004. Product prices were not escalated beyond July 1, 2004. In addition, operating and capital costs have not been increased on an inflationary basis. The constant crude oil and natural gas benchmark reference pricing and exchange rate utilized in the GLJ September Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma (\$US/Bbl)	Edmonton Par Price 40° API (\$Cdn/Bbl)	Hardisty Heavy 12° API (\$Cdn/Bbl)	NATURAL GAS AECO Gas Price (\$Cdn/MMBtu)	EXCHANGE RATE[1] (\$US/\$Cdn)
Historical					
July 1, 2004	\$ 37.05	\$ 47.01	\$ 27.76	\$ 6.62	\$ 0.746

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

(5) The ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced January, 1990 by the Alberta government with modifications effective January 1995. In 2004, True did not qualify for the maximum ARTC.

(6) Estimated future abandonment and reclamation costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

(7) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. No field inspections were conducted.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved Undeveloped Reserves

True had proved undeveloped reserves in the GLJ September Report attributed to a total of 17 planned drilling locations and the tie-in of 13 wells previously drilled. A total of 3,925 Mmcf of natural gas and 240 MBbl of oil and NGLs proved undeveloped reserves were assigned, approximately 11% of True's total proved reserves. Development activity in the second half of 2004 has exceeded that forecast in the GLJ September Report.

The largest segment of proved undeveloped reserves was assigned in the Dodsland Viking gas development area. A total of 2,975 Mmcf was assigned, approximately 57% of total proved undeveloped reserves. The assignment is related to 13 drilling locations planned for 2004, 4 drilling locations planned for 2005 and the tie-in of 9 wells drilled in the first half of 2004. A total of 20 wells have actually been drilled in this area in the second half of 2004. Twenty-one wells were tied-in during the second half of 2004 and are producing with the balance to be tied-in early in 2005.

The second largest segment of proved undeveloped reserves was in the Smiley area, where 226 Mbbl, approximately 25% of total proved undeveloped reserves, were assigned. The reserves related to the drilling of 3 planned heavy oil wells. Actual drilling in this area in the second half of 2004 included 4 heavy oil wells and 2 natural gas wells, all of which are on-stream and producing.

Approximately 18% of the total proved undeveloped reserves, 950 Mmcf, was at Coleville. These reserves related to the drilling of one planned natural gas well and the tie-in of 3 natural gas wells drilled in the first half of 2004. In additional to this work being completed, two further natural gas wells were drilled in the second half of 2004 and will be tied-in during early in 2005.

Probable Undeveloped Reserves

A total of 9,280 Mmcf of natural gas and 517 Mbbl of oil and NGLs were assigned as probable undeveloped reserves in the GLJ September Report, or approximately 18% of total proved and probable reserves. The majority of the probable undeveloped reserves are related to additional recovery estimated for the projects assigned proved undeveloped reserves.

Probable undeveloped reserves of 595 Mbbl, approximately 29% of total probable undeveloped reserves, were assigned to two planned Kerrobert Mclaren drilling locations. Three Kerrobert Mclaren horizontals wells were actually drilled in the second half of 2004 and are on production.

Probable undeveloped reserves of 2,045 Mmcf, approximately 17% of total probable undeveloped reserves, were assigned to the tie-in of two Doris Area wells drilled in the first half of 2004. Three wells, including one drilled in the second half of 2004, have been tied-in and are producing.

Significant Factors or Uncertainties

True does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes, and well performance that are beyond True's control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of True's future net revenue attributable to the reserve categories noted below (in $M).

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves	Proved Plus Probable Reserves
Balance of 2004	5,499	7,768	5,499	7,768
2005	820	2,261	808	2,228
2006	-	764	-	742
2007	-	-	-	-
2008	-	22	-	21
2009	2	19	2	18
Thereafter	30	243	27	198
Total Undiscounted	6,351	11,077	6,336	10,975
Total Discounted at 10%	6,133	10,376	6,120	10,315

True expects to be able to fund its capital expenditure program, including estimated future development costs, using cash flow from operations and forecasted credit facilities. Equity financing may also be used to fund operations. If cash flows are other than projected, capital expenditure levels will be adjusted to meet the targeted ratio. True's practices of continually monitoring spending opportunities in comparison to expected cash flow levels allow for adjustments to the capital program as required.

True does not expect that the costs of funding its capital expenditures will have a material effect of the economics of the programs.

Other Oil and Gas Information

Oil And Gas Wells

The following table sets forth the number and status of wells in which True has a working interest as at July 1, 2004.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Alberta	-	-	2.0	.88	57.0	23.41	5.0	1.35
Saskatchewan	675.0	88.98	20.0	13.80	94.0	51.03	29.0	20.97
Total	675.0	88.98	22.0	14.68	151.0	74.44	34.0	22.32

Notes:

(1) "Gross" means the total number of wells in which True has an interest.
(2) "Net" means the number of wells obtained by aggregating True's working interest in each of its Gross wells.

Properties with no Attributable Reserves

The following table sets out True's developed and undeveloped land holdings as at July 1, 2004.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Alberta	61,811	27,831	212,405	127,505	274,216	155,336
Saskatchewan	74,418	53,237	191,456	141,822	265,874	195,059
Total	136,229	81,068	403,861	269,327	540,090	350,395

Notes:

(1) "Gross" means the total area of properties in which True has an interest.
(2) "Net" means the total area in which True has an interest multiplied by the working interest owned by True.

In 2004 True completed it's second phase commitment in its large area Alberta farm-in by recompleting one well and drilling two wells. True has continued to participate in this opportunity by committing to drill four additional wells, two of which were drilled prior to December 31, 2004, the third of which is currently being drilled and the fourth of which is contingent on receiving a continuation approval from the Alberta Energy and Utilities Board.

True has committed to drill one well pursuant to a separate agreement prior to March 31, 2005 pending rig availability. True has also committed to participate with an industry partner under another agreement to drill one well prior to February 25, 2005. Estimated costs to True of these various commitments in 2005 are $2,600,000.

True expects that rights to explore, develop and exploit approximately 35,000 net acres of its undeveloped land holdings will expire by December 31, 2005.

Additional Information Concerning Abandonment and Reclamation Costs

True has included the estimated future well abandonment costs for existing and future reserves wells in the economic forecast. True uses its historical cost information on an area by area basis as the basis for estimating the future abandonment and reclamation costs. When this information is not available, the estimate is determined with reference to appropriate regulatory standards and requirements.

Abandonment costs are as follow:

Forecast Prices and Costs (Total Proved)

Year	Oil Wells	Gas Wells	Abandonment Costs ($000's)
Balance of 2004	25	-	252
2005	12	7	183
2006	9	5	162
Subtotal	46	12	597
Remainder	76	82	2,132
Total	122	94	2,729
Total, discounted at 10%			1,469

Constant Prices and Costs (Total Proved)

Year	Oil Wells	Gas Wells	Abandonment Costs ($000's)
Balance of 2004	15	-	137
2005	13	7	189
2006	10	5	166
Subtotal	38	12	492
Remainder	84	82	1,943
Total	122	94	2,435
Total, discounted at 10%			1,271

All of the abandonment costs have been deducted as abandonment and reclamation costs in estimating the future net revenue.

Capital Expenditures Incurred

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to True's activities for the year ended December 31, 2003 and for the six months ended June 30, 2004.

	Year Ended December 31, 2003	Six Months Ended June 30, 2004
Property acquisition costs		
Proved properties	$ 633,534	$ 8,482,437
Undeveloped properties	2,287,619	1,594,074
Exploration costs	4,465,107	4,731,701
Development costs	12,653,615	9,821,185
Dispositions	-	(312,172)
Total	$20,039,875	$24,317,225

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which True participated during the year ended December 31, 2003 and for the six months ended June 30, 2004:

	Year Ended December 31, 2003		Six Months Ended June 30, 2004	
	Gross[1]	Net[2]	Gross[1]	Net[2]
Light and Medium Oil	10	5.5	-	-
Natural Gas	22	14.8	24	21.1
Heavy Oil	9	6.5	8	5.0
Dry	4	2.7	7	4.3
Total:	45	29.5	39	30.4

Notes:

(1) "Gross" means the total number of wells in which True has an interest.
(2) "Net" means the number of wells obtained by aggregating True's working interest in each of its Gross wells.

Production Estimates

The following table sets out the volumes of True's production estimated for the six months ended December 31, 2004, which is reflected in the estimate of future net revenue disclosed in the Forecast Price tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil *(Bbls/d)*	Heavy Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
Total Proved	157	1,647	24,404	83	5,954
Total Proved plus Probable	159	1,768	26,791	92	6,484

For both total proved and total proved and probable reserves, production for the six months ended December 31, 2004 for the Kerrobert McLaren and the Coleville fields each account for more than 20% of the total daily production estimated for True. The production for the Kerrobert McLaren and Coleville fields for the six months ended December 31, 2004 is identified in the following tables.

	Light and Medium Oil *(Bbls/d)*	Heavy Oil *(Bbls/d)*	Natural Gas *(Mcf/d)*	Natural Gas Liquids *(Bbls/d)*	BOE *(BOE/d)*
Total Proved					
Kerrobert McLaren	-	1,255	-	-	1,255
Coleville	-	17	7,973	-	1,346
Total Proved plus Probable					
Kerrobert McLaren	-	1,362	-	-	1,362
Coleville	-	17	9,320	-	1,571

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated.

	Quarter Ended		
	2004		
	Sept. 30	June 30	Mar. 31
Average Daily Production[(1)]			
Light and Medium Crude Oil (Bbls/d)	222	163	186
Heavy Oil (Bbls/d)	1,473	1,382	1,323
Gas (Mcf/d)	20,543	20,285	15,648
NGLs (Bbls/d)	11	45	38
Combined (BOE/d)	5,130	4,972	4,155
Average Price Received (before transportation)			
Light and Medium Crude Oil ($/Bbl)	50.46	48.07	45.04
Heavy Oil ($/Bbls)	35.62	27.82	25.94
Gas ($/Mcf)	6.29	7.06	6.56
NGLs ($/Bbls)	23.90	33.87	32.73
Combined ($/BOE)	37.63	38.41	35.28
Royalties Paid			
Light and Medium Crude Oil ($/Bbls)	6.16	10.44	7.29
Heavy Oil ($/Bbls)	8.94	5.17	5.17
Gas ($/Mcf)	1.71	1.99	1.74
NGLs ($/Bbls)	7.28	8.84	5.35
Combined ($/BOE)	9.71	9.99	8.58
Operating Expenses ($/BOE)			
Light and Medium Crude Oil ($/Bbls)	8.39	9.10	12.08
Heavy Oil ($/Bbls)	6.64	6.01	4.80
Gas ($/Mcf)	1.11	.87	1.16
NGLs ($/Bbls)	14.30	.36	8.38
Combined ($/BOE)	6.74	5.54	6.53
Netback Received ($/BOE)[(2)] (after transportation)			
Light and Medium Crude Oil ($/Bbls)	35.87	28.84	25.26
Heavy Oil ($/Bbls)	18.92	15.31	15.24
Gas ($/Mcf)	3.27	4.04	3.51
NGLs ($/Bbls)	2.32	24.67	19.00
Combined ($/BOE)	20.10	21.88	19.34

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates True's average daily production (including production from its major areas) for the six months ended June 30, 2004.

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Rosevear	20	-	1,551	34	312
Doris	-	-	1,995	2	332
Donalda	-	-	257	-	46
Whitecourt	-	-	391	1	66
Total Alberta	20	-	4,194	37	756
Kerrobert McLaren	-	898	-	-	898
Kerrobert/Dodsland Others	136	-	511	5	226
Dodsland	-	-	3,284	-	547
Druid	-	-	1,574	-	262
Smiley	13	242	3,198	-	788
Coleville	-	20	4,052	-	695
Coleville South	-	155	944	-	312
Loverna	-	30	135	-	53
Minor Properties	5	8	75	-	26
Total Saskatchewan	154	1,353	13,773	5	3,807
Total	174	1,353	17,967	42	4,563

True's crude oil production for the six months ended June 30, 2004 was 3.3% light quality crude oil (32° API or greater), 27.8% heavy oil (17° API or less), 0.9% natural gas liquids and 68.0% natural gas.

For the six months ended June 30, 2004, approximately 27% of True's gross revenue, before transportation charges, was derived from crude oil and natural gas liquids production and 73% was derived from natural gas production.

APPENDIX "B"

PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors of True Energy Inc.

We have read the accompanying unaudited pro forma consolidated balance sheet of True Energy Inc. (the "Company") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months then ended and for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "True Energy Inc." to the unaudited interim consolidated financial statements of the Company as at September 30, 2004 and for the nine months then ended, and to the audited consolidated financial statements of the Company for the year ended December 31, 2003, respectively, and found them to be in agreement.
2. Compared the figures in the columns captioned "Meridian Energy Corporation" to the unaudited interim financial statements of Meridian Energy Corporation ("Meridian") as at September 30, 2004 and for the nine months then ended, and to the audited financial statements of Meridian for the year ended December 31, 2003, respectively, and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.
4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "True Energy Inc." and "Meridian Energy Corporation" as at September 30, 2004 and for the nine months then ended and for the year ended December 31, 2003 and found the amounts in the column captioned "Pro forma consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
February 7, 2005

TRUE ENERGY INC.

Pro Forma Consolidated Balance Sheet

September 30, 2004
(Unaudited)

	True Energy Inc.	Meridian Energy Corporation	Pro Forma Adjustments	Notes	Pro Forma Consolidated
Assets					
Current assets					
Accounts receivable	$ 10,312,655	$ 6,919,156	$ –		$ 17,231,811
Deposits and prepaid expenditures	616,239	29,293	–		645,532
	10,928,894	6,948,449	–		17,877,343
Property, plant and equipment	82,256,761	38,153,615	(38,153,615)	2(a)	250,306,661
			168,049,900	2(a)	
Goodwill		2,980,000	(2,980,000)	2(a)	35,867,646
			35,867,646	2(a)	
	$ 93,185,655	$ 48,082,064	$162,783,931		$ 304,051,650
Liabilities and Shareholders' Equity					
Current liabilities					
Accounts payable and			1,188,000	2(a)	
accrued liabilities	$ 19,003,486	$ 7,104,101	$ 3,182,000	2(d)	$ 30,477,587
Capital taxes payable	188,026	–	–		188,026
Bank loan	7,079,572	2,629,755	30,000,000	2(c)	34,236,527
			(5,472,800)	2(c)	
	26,271,084	9,733,856	28,897,200		64,902,140
Capital taxes payable	1,132,781	–	-		1,132,781
Future income taxes	10,559,236	2,339,000	(2,339,000)	2(a)	62,119,900
			52,055,381	2(f)	
			(494,717)	2(d)	
Asset retirement obligations	3,538,775	690,274	(690,274)	2(e)	3,990,215
			451,440	2(e)	
Shareholders' equity			120,983,118	2(a)	
Share capital	59,905,432	32,389,683	(32,389,683)	2(a)	180,128,267
			(760,283)	2(d)	
Contributed surplus	701,076	715,001	(715,001)	2(a)	701,076
Retained earnings (deficit)	(8,922,729)	2,214,250	(2,214,250)	2(a)	(8,922,729)
	51,683,779	35,318,934	84,903,901		171,906,614
	$ 93,185,655	$ 48,082,064	$162,783,931		$ 304,051,650

See accompanying notes.

TRUE ENERGY INC.

Pro Forma Consolidated Statement of Operations

Nine months ended September 30, 2004
(Unaudited)

	True Energy Inc. nine months ended September 30, 2004	Meridian Energy Corporation nine months ended September 30, 2004	Pro Forma adjustments	Notes	Pro forma consolidated
Revenues:					
Petroleum and natural gas sales	$ 48,478,706	$ 11,814,466	$ -		$ 60,293,172
Royalties	12,346,468	3,600,864	153,344	2(h)	16,100,676
	36,132,238	8,213,602	(153,344)		44,192,496
Expenses:					
Production	8,155,775	1,151,042	-		9,306,817
Transportation	1,277,783	379,784	-		1,657,567
General and administrative	2,455,575	1,046,100	-		3,501,675
Interest on debt	406,449	(79,694)	889,400	2(i)	1,216,155
Depletion, depreciation and site restoration	10,153,268	2,659,984	12,636,421	2(j)	25,449,673
	22,448,850	5,157,216	13,525,821		41,131,887
Earnings before taxes	13,683,388	3,056,386	(13,679,165)		3,060,609
Income taxes:					
Current income tax (recoveries)	16,831				16,831
Capital taxes	1,111,042		505,500	2(k)	1,616,542
Future income tax (reduction)	6,428,922	1,202,616	(4,830,000)	2(k)	2,801,538
	7,556,795	1,202,616	(4,324,500)		4,434,911
Net earnings (loss)	$ 6,126,593	$ 1,853,770	$(9,354,665)		$ (1,374,302)
Net earnings (loss) per share:					
Basic	$0.10	$0.05			($0.02)
Diluted	$0.10	$0.05			($0.02)

TRUE ENERGY INC.

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2003
(Unaudited)

	True Energy Inc. year ended December 31, 2003	Meridian Energy Corporation year ended December 31, 2003	Pro Forma adjustments	Notes	Pro forma consolidated
	restated – note 3	restated – note 3			
Revenues:					
Petroleum and natural gas sales	$ 38,479,449	$ 3,434,034	$ -		$ 41,913,483
Royalties	9,516,983	864,869	-		10,381,852
	28,962,466	2,569,165	-		31,531,631
Expenses:					
Production	8,150,955	505,631	-		8,656,586
Transportation	919,017	120,471	-		1,039,488
General and administrative	2,710,131	896,271	-		3,606,402
Interest on debt	773,454	(94,597)	1,615,353	2(i)	2,294,210
Depletion, depreciation and site restoration	8,404,367	889,532	11,692,939	2(j)	20,986,838
	20,957,924	2,317,308	13,308,292		36,583,524
Earnings before taxes	8,004,542	251,857	(13,308,292)		(5,051,893)
Income taxes:					
Current income tax (recoveries)	(186,611)	-	-		(186,611)
Capital taxes	784,448	23,165	604,000	2(k)	1,411,613
Future income tax (reduction)	3,043,742	(104,419)	(4,158,000)	2(k)	(1,218,677)
	3,641,579	(81,254)	(3,554,000)		6,325
Net earnings (loss)	$ 4,362,963	$ 333,111	$ (9,754,292)		$ (5,058,218)
Net earnings (loss) per share:					
Basic	$0.09	$0.01			($0.07)
Diluted	$0.09	$0.01			($0.06)

See accompanying notes.

1. Basis of presentation

The accompanying unaudited pro forma consolidated balance sheet of True Energy Inc. ("True") as at September 30, 2004 and the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2004 and the year ended December 31, 2003 (the "pro forma statements") have been prepared to reflect the proposed takeover bid ("the offer") pursuant to which True Energy Inc. or a subsidiary thereof would acquire all of the outstanding shares of Meridian Energy Corporation ("Meridian").

The pro forma statements include the accounts of the Company and its subsidiaries.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation in accordance with generally accepted accounting principles in Canada.

The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in note 2 as if they had occurred on September 30, 2004 and the pro forma consolidated statement of operations gives effect to the transactions and assumptions described in note 2 as if they has occurred at January 1, 2004 for the nine months ended September 30, 2004 and as if it had occurred on January 1, 2003 for the year ended December 31, 2003.

The pro forma statements may not be indicative of the results that actually would have occurred if the events reflected therein had taken place on the dates indicated or of the results which may be obtained in the future. In preparing these pro forma statements no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the pro forma statements are in accordance with those disclosed in True's audited consolidated financial statements as at and for the year ended December 31, 2003 and the unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004.

The pro forma statements have been prepared from information derived from and should be read in conjunction with True's unaudited interim consolidated financial statements as at and for the nine months ended September 30, 2004 and audited consolidated financial statements as at and for the year ended December 31, 2003 and Meridian's unaudited interim financial statements as at and for the nine months ended September 30, 2004 and audited financial statements as at and for the year ended December 31, 2003.

In the opinion of management, the pro forma statements include all material adjustments necessary for a fair presentation of the ongoing entity.

2. Pro Forma Assumptions and Adjustments

Balance Sheet Adjustments

(a) Under the offer all of the issued and outstanding shares of Meridian (39,446,608 inclusive of 2,955,000 shares issued on stock options exercised in conjunction with this transaction) are acquired for $30 million (7,792,208 shares at $3.85 per share) and 28,805,504 True shares (at an exchange ratio of 0.91 common shares of True for each Meridian share). For purposes of the purchase price equation, True has used a share price of $4.20 per share, which is based on an adjusted average price at January 19, 2005. The combination has been accounted for using the purchase method.

The purchase price equation is as follows:

Cost of acquisition:	
Common shares issued	$120,983,118
True transaction costs	1,188,000
Cash to shareholders	30,000,000
	$152,171,118
Allocated at estimated fair values:	
Accounts receivable	$ 6,919,156
Deposits and prepaids	29,293
Property, plant and equipment	168,049,900
Goodwill	35,867,646
Accounts payable and accrued liabilities	(9,031,101)
Bank debt	(2,629,755)
Cash received on exercise of options	5,472,800
Future income taxes	(52,055,381)
Asset retirement liability	(451,440)
	$152,171,118

The purchase allocation of Meridian's common shares has been determined from information that was available to the management of True. The allocation of the purchase price to the assets and liabilities of Meridian will be finalized after the acquisition has been completed and the fair values of the assets and liabilities have been determined, and accordingly, the above allocation may change.

(b) The preliminary purchase price allocation includes approximately $35,867,646 of goodwill. As required by generally accepted accounting principles in Canada, goodwill will not be amortized. Goodwill will be tested for impairment on an annual basis in the fourth quarter. If indications of impairment are present, a loss would be

2. Balance Sheet Adjustments (continued)

charged to earnings for the amount that the carrying value of goodwill exceeds its fair value.

(c) The change in bank debt includes the payment of $30 million cash to Meridian shareholders on the purchase of 7,792,208 shares and the receipt from the exercise of 2,955,000 Meridian options estimated at $5,472,800.

(d) The pro forma balance sheet reflects an increase in accounts payable of $3,182,000 which includes $1,927,000 in costs to be incurred by Meridian related to required severance and other professional costs, and $1,255,000 with respect to share issue costs. The future income tax liability has been reduced by $494,717 with the net amount of $760,283 being charged to share capital.

(e) The asset retirement obligation has been measured based on assumptions and terms consistent with those used by True. The liability was estimated based on True's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. A credit adjusted risk-free rate of between 4.9 and 5.1 percent was used as the discount rate to calculate the fair value of the asset retirement obligation.

(f) The acquisition of Meridian will result in an additional future income tax liability of $52.1 million. The liability has also been adjusted for the tax effect of share issue costs.

(g) The pro forma financial statements have been prepared on the assumption that all outstanding Meridian options were exercised.

Statements of Operations Adjustments

(h) Royalties have been increased to account for the maximum Alberta Royalty tax credit available to True after the transaction in note 2(a).

(i) As part of the purchase True will incur additional bank debt. Interest has been recalculated on the additional debt expected using True's average borrowing rate.

(j) Depreciation, depletion and accretion has been adjusted to reflect combined reserves, production, and adjusted cost base of property, plant and equipment under the full cost method of accounting for oil and gas properties, together with their estimated future site liability. The expense has been adjusted to reflect the accretion on the asset retirement obligation.

Statements of Operations Adjustments (continued)

(k) Capital taxes have been adjusted to reflect the increased size of True after the transaction in note 2 (a).

(l) The pro forma per common share amounts have been calculated using the weighted average common shares of True estimated to be outstanding as if the acquisition of Meridian had occurred on January 1, 2004. The pro forma diluted per common share amounts have been calculated using the diluted weighted average common shares of True estimated to be outstanding as if the acquisition of Meridian had occurred on January 1, 2004. The pro forma weighted average common shares outstanding for the nine month period ended September 30, 2004 is 87,642,340 basic and 88,848,176 diluted.

The pro forma per common share amounts have been calculated using the weighted average common shares of True estimated to be outstanding as if the acquisition of Meridian had occurred on January 1, 2003. The pro forma diluted per common share amounts have been calculated using the diluted weighted average common shares of True estimated to be outstanding as if the acquisition of Meridian had occurred on January 1, 2003. The pro forma weighted average common shares outstanding for the year ended December 31, 2003 is 77,141,075 basic and 78,091,222 diluted.

	Number of Shares	Amount
Common Shares		
Balance, September 30, 2004	61,771,179	$ 59,905,432
Issued on acquisition of Meridian Energy Corporation	28,805,504	120,983,118
Share issue costs, net of future income taxes of $494,717	-	(760,283)
Pro forma balance, September 30, 2004	90,576,683	$ 180,128,267

3. Restatement of Prior Periods due to Changes in Accounting Policies

True and Meridian have adopted the asset retirement obligation method of recording the future costs associated with removal, site restoration and asset retirement costs. Previously, True and Meridian recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves. The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is reflected in the pro forma consolidated statement of operations for the year ended December 31, 2003.

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

OR

Calgary
Watermark Tower, Suite 600, 530- 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Toll Free: 1-800-564-6253
Email: service@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and locations set out above.

THIS LETTER OF TRANSMITTAL IS ONLY FOR USE IN CONJUNCTION WITH THE OFFER BY TRUE ENERGY INC. FOR ALL OF THE COMMON SHARES OF MERIDIAN ENERGY CORPORATION DATED FEBRUARY 7, 2005.

The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. The Depositary (see below for addresses and telephone numbers) or your broker or other financial advisor will assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

To accompany certificates for
Common Shares
of

MERIDIAN ENERGY CORPORATION

To be deposited pursuant to the Offer dated February 7, 2005
of

TRUE ENERGY INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 4:30 P.M. (CALGARY TIME) ON MARCH 15, 2005 UNLESS THE OFFER IS WITHDRAWN OR EXTENDED.

This Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with all other required documents, must accompany certificates for common shares (the "Meridian Shares") of Meridian Energy Corporation ("Meridian") deposited pursuant to the offer (the "Offer") dated February 7, 2005 made by True Energy Inc. ("True") to holders of Meridian Shares. Shareholders whose certificates are not immediately available or who cannot deliver their certificates and all other required documents to the Depositary prior to the Expiry Time may deposit such Meridian Shares according to the *Procedure for Guaranteed Delivery* set forth in Section 3 of the Offer.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used herein but not defined in this Letter of Transmittal have the meanings ascribed to them in the Offer and Circular dated February 7, 2005 that accompanies this Letter of Transmittal.

Please carefully read the instructions provided herein before completing this Letter of Transmittal.

TO: **TRUE ENERGY INC.**

AND TO: **COMPUTERSHARE TRUST COMPANY OF CANADA, as Depositary**

The undersigned delivers to you the enclosed certificate(s) for Meridian Shares, details of which are as follows:

DESCRIPTION OF MERIDIAN SHARES DEPOSITED

(if insufficient space, attach a list in the form below)

Number of Meridian Shares Deposited	Certificate No(s).	Name in which Registered (please print)
Total:		

*See Instruction 1 on page 5 and Instruction 6 on page 7 hereof.

The undersigned Shareholder:

1. acknowledges receipt of the Offer and Circular dated February 7, 2005;

2. delivers to you the enclosed certificate(s) representing Meridian Shares and, subject only to the rights of withdrawal set out in the Offer, irrevocably accepts the Offer for and in respect of the Meridian Shares represented by such certificate(s) or the number thereof if so indicated (the "Purchased Shares") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to True all right, title and interest in and to the Purchased Shares and in and to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on and after January 19, 2005 (collectively, the "Other Shares"), effective on and after the date that True takes up and pays for the Purchased Shares (the "Effective Date");

3. represents and warrants that: (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Shares (and Other Shares) to any other person; (b) the undersigned owns the Purchased Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (c) the deposit of such Purchased Shares (and any Other Shares) complies with applicable securities laws; and (d) when the Purchased Shares (and any Other Shares) are taken up and paid for by True, True will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever;

4. in the case of Shareholders who are residents of Canada or residents of any country other than Canada in which True Shares may be lawfully delivered, directs True and the Depositary, upon True taking up the Purchased Shares: (a) to issue or cause to be issued cheque(s) and certificate(s) for True Shares, if any, to which the undersigned is entitled for the Purchased Shares under the Offer in the name indicated below and to send such cheque(s) and certificate(s) by first class insured mail, postage prepaid, to the address, or hold the same for pick-up, as indicated below; and (b) return any certificates for Meridian Shares not purchased under the Offer to the address indicated below (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the register maintained by Meridian);

5. waives any right to receive notice of purchase of the Purchased Shares;

6. irrevocably constitutes and appoints the Depositary and any officer of True, and each of them, and any other person designated by True in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Shares and the Other Shares, effective on and after the Effective Date, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Meridian; and (b) except as otherwise may be agreed, to exercise any and all rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on, or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of the undersigned in respect of such Purchased Shares and such Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meridian, and execute, endorse and negotiate for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder of such Purchased Shares or Other Shares;

7. agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Meridian and, except as may otherwise be agreed, not to exercise any or all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to True any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by True as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto;

8. agrees if Meridian should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Meridian Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of True or its nominees or transferees on the registers maintained by Meridian of such Meridian Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution or right will be received and held by the depositing Shareholder for the account of True and shall be promptly remitted and transferred by the undersigned to the Depositary for the account of True, accompanied by appropriate documentation of transfer. Pending such remittance, True will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by True pursuant to the Offer or deduct from the consideration payable by True pursuant to the Offer the amount or value thereof, as determined by True in its sole discretion;

9. covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to True;

10. acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned;

11. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Meridian Shares or Other Shares deposited pursuant to the Offer will be determined by True in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on True, the Depositary or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice;

12. hereby declares that the undersigned:

    (a) is not acting for the account or benefit of a person from any jurisdiction outside of Canada in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction; and

    (b) is not in, or delivering this Letter of Transmittal from, any such jurisdiction; and

13. by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed with True and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language. En signant la présente lettre de transmission, le soussigné est réputé avoir convenu avec True et le dépositaire que tous les contrats découlant de l'Offre et de la présente Lettre de transmission et tous les documents afférents soient rédigés exclusivement en anglais.

BOX A

ISSUE CHEQUE(S) AND/OR CERTIFICATE(S) FOR TRUE SHARES IN THE NAME OF: (please print or type):

Registered owner of Purchased Shares or:

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

____
(Telephone - Business)

____
(Social Insurance Number)

BOX B

SEND CHEQUE(S) AND/OR CERTIFICATE(S) FOR TRUE SHARES (UNLESS BOX C IS CHECKED) TO: (please print or type)

____
(Name)

____
(Street Address and Number)

____
(City and Province or State)

____
(Country and Postal (Zip) Code)

BOX C

☐ HOLD CHEQUE(S) AND/OR CERTIFICATE(S) FOR TRUE SHARES FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY

BOX D

Under the Offer, the undersigned hereby elects to receive for the Meridian Shares deposited, subject to adjustments in accordance with the terms of the Offer **(please check one and fill in number of Meridian Shares, if required)**:

☐ **ALL CASH:** $3.85 (Canadian) in cash in respect of each deposited Meridian Share (the "cash election"), subject to the cash limit set forth in the Offer

OR

☐ **ALL SHARES:** 0.91 common shares of True ("True Shares") in respect of each deposited Meridian Share (the "share election")

OR

☐ **COMBINATION:**

(a) $3.85 (Canadian) in cash in respect of ____________ (Number of Meridian Shares) of the total number of Meridian Shares deposited, subject to the limits set forth in the Offer; and

(b) 0.91 True Shares in respect of ____________ (Number of Meridian Shares) remaining Meridian Shares deposited

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "share election" option.

BOX E

☐ CHECK HERE IF MERIDIAN SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE **TORONTO** OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING (please print or type):

Name of Registered Holder:____

Date of Execution of Notice of Guaranteed Delivery:_______________________________

Name of Institution which Guaranteed Delivery:_________________________________

SHAREHOLDER SIGNATURE(S)

Signature guaranteed by (if required under Instruction 4):	Dated:________________, 2005
____________________ Authorized Signature	____________________ Signature of Shareholder or Authorized Representative

(See Instructions 3 and 5)

____________________ Name of Guarantor (please print or type)	____________________ Name of Shareholder (please print or type)
____________________ Address (please print or type)	____________________ Name of Authorized Representative, if applicable (please print or type)

INSTRUCTIONS

1. **Use of Letter of Transmittal**

a. This Letter of Transmittal, or a manually signed facsimile copy thereof, properly completed and duly executed as required by the instructions set forth below, together with accompanying certificates representing the Purchased Shares, must be received by the Depositary at any of the offices specified below before the Expiry Time unless the procedures for guaranteed delivery set out in paragraph 2 below are employed.

b. The method of delivery of this Letter of Transmittal, certificates representing Purchased Shares and all other required documents is at the option and risk of the person depositing same, and delivery will be deemed effective only when such documents are actually received by the Depositary. True recommends that such documents be delivered by hand to the Depositary and a receipt or acknowledgement of receipt be obtained. If such documents are mailed, True recommends that registered mail with return receipt be used and that proper insurance be obtained. **Shareholders whose Meridian Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Meridian Shares.**

c. Where no election is made or where the election is not properly made, the depositing shareholder will be deemed to have elected the share election alternative.

2. **Procedures for Guaranteed Delivery**

If a Shareholder wishes to deposit Meridian Shares pursuant to the Offer and: (i) the certificate(s) representing such Meridian Shares are not immediately available; or (ii) such Shareholder cannot deliver the certificate(s) representing such Meridian Shares and all other required documents to the Depositary prior to the Expiry Time, such Meridian Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such a deposit is made by or through an Eligible Institution (as defined below);

b. a properly completed and duly executed Notice of Guaranteed Delivery (printed on *yellow* paper) in the form accompanying this Letter of Transmittal, or a manually signed facsimile thereof, is received by the Depositary at the office in Toronto as set forth in the Letter of Transmittal prior to the Expiry Time; and

c. the certificate(s) representing the Purchased Shares, in proper form for transfer, together with a properly completed and duly executed copy of this Letter of Transmittal, or a manually signed facsimile hereof, covering such Purchased Shares and all other documents required by this Letter of Transmittal, are received by the Depositary at its office in Toronto as set forth in the Letter of Transmittal on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary at its office in **Toronto** specified in the Notice of Guaranteed Delivery not later than the Expiry Time and must include a guarantee to deliver by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery to any office or transmission other than to the specified office does not constitute delivery for this purpose.

An "Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

3. **Signatures**

This Letter of Transmittal must be completed and signed by the holder of Meridian Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5).

a. If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is held of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

b. If this Letter of Transmittal is signed by a person other than the registered owner(s) of the Purchased Shares or if certificates representing True Shares are to be issued to a person other than the registered holder(s): (i) such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and (ii) the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4. **Guarantee of Signatures**

If this Letter of Transmittal is executed by a person other than the registered owner(s) of the Purchased Shares, if certificate(s) representing True Shares are to be issued to a person other than such registered owner(s) (see Box A) as shown on the register of Shareholders maintained by Meridian, or if Purchased Shares deposited but not tendered are to be returned to a person other than such registered owner(s) or sent to an address other than the address of the registered owner(s) as shown on the register of Shareholders maintained by Meridian, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal or any certificate or share transfer power of attorney is executed by a person on behalf of an executor, administrator, trustee, guardian, attorney-in-fact, agent, corporation, partnership or association, or is executed by any other person acting in a fiduciary or representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the appointment and authority to act. Either True or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. **Partial Tenders**

If less than the total number of Meridian Shares evidenced by any certificate are submitted to be deposited under the Offer, fill in the number of Meridian Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Meridian Shares not deposited will be sent to the registered owner as soon as practicable following the Expiry Time, unless otherwise provided in the appropriate box on this Letter of Transmittal. The total number of Meridian Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. **Miscellaneous**

a. If the space on this Letter of Transmittal is insufficient to list all certificates for Purchased Shares, additional certificate numbers and number of Purchased Shares may be included in a separate signed list affixed to this Letter of Transmittal.

b. If Purchased Shares are registered in different forms (e.g. "Joe Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

c. No alternative, conditional or contingent deposits will be accepted. All depositing Shareholders by execution of this Letter of Transmittal (or a facsimile thereof manually signed) waive any right to receive any notice of acceptance of Purchased Shares for payment.

d. The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Alberta and the laws of Canada applicable therein and the holder of Meridian Shares covered by this Letter of Transmittal hereby unconditionally and irrevocably attorns to the exclusive jurisdiction of the Province of Alberta and the courts of appeal therefrom.

e. Additional copies of the Offer and Circular (including documents incorporated herein by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary or the Soliciting Dealer at any of their offices at the addresses listed below.

8. **Commissions**

No brokerage fees or commissions will be payable by the depositing shareholder if the Offer is accepted by depositing Meridian Shares directly with the Depositary or Soliciting Dealer.

9. **Lost Certificates**

If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with the replacement requirements, which must be completed and returned to the Depositary prior to the Expiry Time.

Offices of the Depositary

The Depositary for the Offer is:

COMPUTERSHARE TRUST COMPANY OF CANADA

Inquiries:

Toll Free: 1-800-564-6253

E-mail: service@computershare.com

By Mail:

Toronto

P.O. Box 7021
31 Adelaide St. E.
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Calgary

Watermark Tower
Suite 600, 530 – 8th Ave SW
Calgary, AB T2P 3S8
Attention: Corporate Actions

Toronto

100 University Avenue
9th Floor
Toronto, ON M5J 2Y1
Attention: Corporate Actions

Any questions and requests for assistance may be directed by Shareholders to the Depositary at its telephone numbers and locations set out above.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY

for deposit of

Common Shares

of

MERIDIAN ENERGY CORPORATION

pursuant to the Offer dated February 7, 2005

of

TRUE ENERGY INC.

The terms and conditions of the offer (the "Offer") set forth in the offer and circular of True Energy Inc. dated February 7, 2005 are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used herein but not defined in this Notice of Guaranteed Delivery have the meanings ascribed to them in the Offer.

If a Shareholder wishes to deposit Meridian Shares pursuant to the Offer and (i) the certificate(s) representing such Meridian Shares are not immediately available, or (ii) such Shareholder cannot deliver the certificate(s) representing such Meridian Shares and all other required documents to the Depositary prior to the Expiry Time, such Meridian Shares may nevertheless be deposited pursuant to the Offer by utilizing the procedures contemplated by this Notice of Guaranteed Delivery provided that all of the following conditions are met:

(a) such a deposit is made by or through an Eligible Institution;

(b) a properly completed and duly executed copy of this Notice of Guaranteed Delivery, or a manually signed facsimile hereof, is received by the Depositary at the office in **Toronto** listed below by hand, courier, facsimile or mail prior to the Expiry Time; and

(c) the certificate(s) representing deposited Meridian Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, covering the Meridian Shares and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Toronto listed below on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Please complete the election to be made in respect of the Offer on page 3 hereof. If an election is not made or, if made, is not properly made, the Shareholder will be deemed to have elected the "share election" option (as defined herein). In the event of any discrepancy between the election made in this Notice of Guaranteed Delivery and in the Letter of Transmittal subsequently delivered to the Depositary, the election made in this Notice of Guaranteed Delivery shall govern.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mailed to the Depositary so as to be received by the Depositary at the office in Toronto prior to the Expiry Time and must include a guarantee by an Eligible Institution, in the form set out below.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures on the Letter(s) of Transmittal. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution, such signature must appear in the applicable space in the Letter of Transmittal.

TO: True Energy Inc.
AND TO: Computershare Trust Company of Canada, as Depositary

By Mail

Computershare Trust Company of Canada
P.O. Box 7021
31 Adelaide St. E
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, Courier or Fax
Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

Fax: (416) 981-9663

Delivery of this Notice of Guaranteed Delivery to an address or transmission of this Notice of Guaranteed Delivery via a facsimile to a number other than as set forth above does not constitute a valid delivery.

The undersigned Shareholder hereby deposits with True, upon the terms and subject to the conditions set forth in the Offer, the Circular and the related Letter of Transmittal, receipt of which is hereby acknowledged, the Meridian Shares described below, pursuant to the guaranteed delivery procedures set forth in Section 3 of the Offer, "Manner of Acceptance" and Instruction 2 of the Letter of Transmittal.

Number of Meridian Shares	Certificate No. (if available)	Name and Address of Shareholder (please print)

(if space is insufficient, please attach a list in the above form)

TOTAL MERIDIAN SHARES

DO NOT SEND CERTIFICATES FOR MERIDIAN SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR MERIDIAN SHARES SHOULD ONLY BE SENT WITH YOUR LETTER OF TRANSMITTAL.

Under the Offer, the undersigned hereby elects to receive for the Meridian Shares deposited, subject to adjustments in accordance with the terms of the Offer **(please check one and fill in number of Meridian Shares if required)**:

☐ **ALL CASH:** $3.85 (Canadian) in cash in respect of each deposited Meridian Share (the "cash election"), subject to the cash limit set forth in the Offer

OR

☐ **ALL SHARES:** 0.91 common shares of True ("True Shares") in respect of each deposited Meridian Share (the "share election")

OR

☐ **COMBINATION:**

(a) $3.85 (Canadian) in cash in respect of ________________ (Number of Meridian Shares) of the total number of Meridian Shares deposited, subject to the limits set forth in the Offer; and

(b) 0.91 True Shares in respect of ________________ (Number of Meridian Shares) remaining Meridian Shares deposited

If an election is not made or, if made, is not properly made, the undersigned will be deemed to have elected the "share election" option.

Area Code and Telephone Number during Business Hours: ____________

( ) ____________

Dated: ____________

____
(signature)

GUARANTEE

The undersigned, an Eligible Institution, hereby **guarantees delivery to the Depositary** (at its office in Toronto listed above) of the certificate(s) representing Meridian Shares deposited hereby, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form enclosed herewith or an originally signed facsimile copy thereof, and all documents required by the Letter of Transmittal, on or before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

Name of Firm: ____________	Authorized Signature: ____________
____________	Name: ____________
Address of Firm: ____________	Title: ____________
____________	Dated: ____________
Telephone Number: ____________	

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the Exhibit Index to this Form CB.

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by True Energy Inc. concurrently with the filing of this Form CB.

True Energy Inc. undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 7, 2005.

True Energy Inc.



By:____________________

Name: Paul R. Baay
Title: President and Chief Executive Officer

G:\055316\0042\True Energy Form CB.DOC

EXHIBIT INDEX

Exhibit	Description
2.1	Revised Initial Annual Information Form of True Energy dated May 12, 2004 for the year ended December 31, 2003, including management' discussion and analysis incorporated by reference therein;
2.2	Information Circular - Proxy Statement of True Energy dated March 31, 2004 relating to the annual and special meeting of True Energy shareholders held on May 20, 2004 (excluding the disclosure under the headings "Report of Compensation Committee", "Performance Graph" and "Corporate Governance Practices");
2.3	Audited comparative consolidated financial statements of True Energy for the years ended December 31, 2003 and 2002, together with the notes thereto and the auditors' report thereon, contained in True Energy's 2003 Annual Report;
2.4	Unaudited interim comparative consolidated financial statements of True Energy for the three and nine months ended September 30, 2004 and management's discussion and analysis of financial condition and results of operations for the three and nine months ended September 30, 2004;
2.5	Material Change Report of True Energy dated April 7, 2004 in respect of the private placement of 4,457,153 common shares and 2,558,140 common shares of True Energy issued on a flow-through basis;
2.6	Material Change Report of True Energy dated January 25, 2005 in respect of the proposed acquisition of Meridian by True Energy;
2.7	Audited comparative financial statements of Meridian for the years ended December 31, 2003, 2002 and 2001, together with the notes thereto and the auditors' report thereon; and
2.8	Unaudited interim comparative financial statements of Meridian for the nine months ended September 30, 2004.

Exhibit 2.1

TRUE ENERGY INC.

Revised Initial Annual Information Form

For the
Year Ended
December 31, 2003

May 12, 2004

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbls	barrels
Mbbls	thousand barrels
BOPD	barrels of oil per day
Bbls/d	barrels of oil per day
MMbbls	million barrels
NGLs	natural gas liquids
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Bbl of crude oil for 6 Mcf of natural gas

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
m^3	cubic metres
MMBTU	million British Thermal Units
gigajoule	trillion joules

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE/d	barrel of oil equivalent per day
MBOE	1,000 barrels of oil equivalent
$000s or $M	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**GLJ**" means Gilbert Laustsen Jung Associates Ltd.;

"**GLJ Report**" means the report of GLJ dated March 19, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at January 1, 2004;

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(a) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(c) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial year, being December 31, 2003.

FORWARD-LOOKING STATEMENTS

Some of the statements contained herein including, without limitation, financial and business prospects and financial outlooks, may be forward-looking statements which reflect management's expectations regarding future plans and intentions, growth, results of operations, performance and business prospects and opportunities. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, changes in general economic and market conditions and other risk factors. Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances.

Forward-looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

BACKGROUND

The Corporation

True Energy Inc. ("True" or the "Corporation") was formed on the amalgamation (the "Amalgamation") of Sundance Resources Inc. ("Sundance"), 887733 Alberta Ltd. ("Holdco") and 851431 Alberta Ltd. ("Newco") pursuant to the *Business Corporations Act* (Alberta) (the "ABCA") effective August 31, 2000. Effective July 31, 2002, True acquired all of the issued and outstanding shares of Gresham Resources Inc. ("Gresham"). On December 1, 2002, True and Gresham amalgamated pursuant to the ABCA, continuing as True Energy Inc. The Corporation's principal office is located at Suite 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, and the Corporation's registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The common shares of the Corporation (the "Common Shares") trade on the Toronto Stock Exchange (the "TSX") under the symbol "TUI".

Subsidiaries

As at December 31, 2003, True had one wholly-owned subsidiary, Marengo Exploration Ltd. ("Marengo"), a corporation incorporated pursuant to the laws of Alberta.

True undertook a reorganization of the producing activities of the True group to reorganize them in a general partnership and, on April 1, 2001, a general partnership was created which has a tax year end of December 31, the partners of which are True (which has a tax year end of November 30) and Marengo (which has a tax year end of November 30). True serves as managing partner of the partnership. Reference herein to "True" or the "Corporation" includes True and its subsidiary, Marengo and True Energy, a general partnership, unless the context otherwise requires.

GENERAL DEVELOPMENT OF THE BUSINESS

Original Amalgamation

True Energy Inc. ("True" or the "Corporation") was formed on the amalgamation (the "Original Amalgamation") of Sundance Resources Inc. ("Sundance"), 887733 Alberta Ltd. ("Holdco") and 851431 Alberta Ltd. ("Newco") pursuant to the ABCA effective August 31, 2000.

Sundance Resources Inc.

Sundance was incorporated as Sundance Resources Inc. under the ABCA on February 9, 1996. Sundance's principal oil and gas properties at the time of the Original Amalgamation were located in the Province of Saskatchewan.

Sundance completed its initial public offering as a junior capital pool company and commenced trading on the Alberta Stock Exchange on July 3, 1996.

Sundance's major transaction as a junior capital pool company was comprised of two acquisitions. Pursuant to the first acquisition, effective November 7, 1997, Sundance purchased various oil and gas interests held by four private companies, including interests in six producing oil wells, one shut-in gas well, 11 suspended wells and numerous development targets. Sundance paid $510,000 for these interests, based on a third party evaluation of the proved and probable reserves associated with these interests. Pursuant to the second acquisition, effective February 25, 1998, Sundance acquired certain oil and gas interests held by Vandale Oil Inc., including interests in light and heavy oil processing facilities, as well as interests in properties containing 27 producing wells, three non-producing wells and seven abandoned wells or suspended injectors. Sundance paid $1,528,000 for these interests, based on a third party evaluation of the proved and probable reserves associated with these interests. The acquisitions were approved by shareholders of Sundance at the annual and special meeting of shareholders held on April 24, 1998. The purchase price for the acquisitions was paid through the issuance of 1,680,865 common shares of Sundance and a debenture which was subsequently converted into 2,857,143 common shares of Sundance in July, 1999 at $0.21 per share and 997,404 common shares of Sundance in November, 1999 at $0.225 per share.

887733 Alberta Ltd.

Holdco was incorporated under the ABCA on July 5, 2000. Prior to the Original Amalgamation, Holdco had not conducted any operations other than negotiating and entering into a petroleum, natural gas and general rights conveyance agreement dated July 20, 2000 pursuant to which it acquired (the "Clanrob Acquisition") from Clanrob Resources Ltd. ("Clanrob"), effective August 31, 2000, certain petroleum and natural gas assets (the "Clanrob Assets") in consideration of the assumption by Holdco of indebtedness in the amount of $700,000 and the issuance by Holdco to Clanrob of 2,950,000 Holdco common shares. The transaction occurred immediately prior to the Original Amalgamation.

851431 Alberta Ltd.

Newco was incorporated under the ABCA on October 26, 1999. Prior to the Original Amalgamation, Newco had not conducted operations other than engaging in discussions and negotiations for the purpose of completing a private placement which occurred prior to the Original Amalgamation, of 3,876,904 Newco common shares for aggregate consideration of $3,517,380.

The Amalgamation of Sundance, Holdco and Newco

The Original Amalgamation of Sundance, Holdco and Newco was effective August 31, 2000 pursuant to the ABCA. Pursuant to the Original Amalgamation (i) holders of common shares of Sundance received 0.444 common shares of True ("Common Shares") for each Sundance common share held, (ii) holders of Newco common shares received one Common Share for each Newco common share held, and (iii) holders of Holdco common shares received one Common Share for each Holdco common share held. Immediately upon completion of the Original Amalgamation, a new management team and the board of directors of the Corporation was put in place. After giving effect to the Original Amalgamation, the Corporation had 10,649,934 Common Shares outstanding. The Common Shares commenced trading on the Canadian Venture Exchange ("CDNX") on September 13, 2000.

Acquisition of Marengo Exploration Ltd.

Marengo was incorporated under the ABCA on July 3, 1996. On November 3, 1977, the Corporation filed Articles of Amendment to remove the private company provisions and the restrictions on share transfer, consolidate the outstanding common shares on a 0.8 new for 1 old basis, increase the minimum number of directors to three, change the name of the common shares to Class A Shares and create Class B Shares.

Marengo was in the business of exploration, development and production of petroleum and natural gas, primarily in the Province of Saskatchewan.

Marengo closed its initial public offering at the end of December 1997 for gross proceeds of $4,647,000. Marengo had 3,894,100 Class A shares and 408,936 Class B shares outstanding. Marengo shares began trading on the CDNX (formerly the Alberta Stock Exchange) under the trading symbols "MRO.A" and "MRO.B" for the Class A and Class B shares respectively in March of 1998.

On December 31, 1998, Marengo closed a $650,000 private placement financing of 650,000 flow-through Class A common shares at a price of $1.00 per share.

On December 31, 1999, Marengo closed a $487,500 private placement financing of 975,000 flow-through Class A common shares at a price of $0.50 per share.

Pursuant to an offer dated February 6, 2001, True acquired all of the outstanding Class A Shares and Class B Shares of Marengo in consideration for an aggregate of 947,251 Common Shares and $15,000,545 in cash.

Acquisition of Gresham Resources Inc.

Gresham was incorporated under the laws of the Province of British Columbia on May 1, 1987 as "Mammoth Resources Ltd.". On October 5, 1987, its name was changed to "Death Valley Resources Ltd.", on March 23, 1989 its name was changed to "DVR Resources Ltd.", and on June 14, 1993 its name was changed to "Gresham Resources Inc." On February 6, 2001, by Articles of Continuance, Gresham continued from British Columbia to Alberta. Gresham shares traded on the TSX Venture Exchange under the trading symbol "GRC".

Gresham had one wholly-owned subsidiary, which was incorporated in Nevada, U.S.A., on November 20, 1987 under the name "Death Valley Resources (U.S.), Inc." The name was changed to "Gresham Oil & Gas (USA) Inc." on August 19, 1993.

Gresham's petroleum and natural gas assets were located in Alberta. Effective December 31, 1999, Gresham sold its holdings in the south west North Dakota sector of the Williston Basin. Proceeds of $4,329,000 from the sale were used to fund an acquisition and drilling at Rosevear, Alberta. On February 1, 2000, interests in the Rosevear area were purchased for $4,500,000 and 1,200,000 Gresham shares at an ascribed value of $0.83 per share.

On May 30, 2001, Gresham closed a $9.6 million acquisition at Doris Creek, effective April 1, 2001. The purchase included 47,000 net undeveloped acres of land.

Pursuant to a plan of arrangement, True acquired all of the issued and outstanding shares of Gresham, effective July 31, 2002, on the basis of 1.4 Common Shares of True for each outstanding common share of Gresham, for an aggregate of 12,232,654 Common Shares.

True and its wholly owned subsidiary, Gresham, amalgamated effective December 1, 2002 pursuant to the ABCA, and continued under the name True Energy Inc. At December 1, 2002, True had 45,117,756 Common Shares issued and outstanding.

As Gresham Oil & Gas (USA) Inc. no longer engaged in any activity nor had any assets in the United States or Canada, the Corporation filed Corporate Dissolution documents and accordingly was dissolved effective May 2003.

Other Acquisitions and Financings

True completed a public offering of 1,670,000 Common Shares issued on a "flow-through" basis at an issue price of $1.50 per share for gross proceeds of $2,505,000 on December 12, 2000. On December 21, 2000 and December 31, 2000, the Corporation issued 200,000 and 55,000 flow-through Common Shares, respectively, pursuant to two separate private placements at a price of $1.50 for gross proceeds of $300,000 and $82,500, respectively.

On February 5, 2001, True closed a private placement of 4,166,667 special warrants issued at a price of $1.20 per special warrant for gross proceeds of $5,000,000. The net subscription proceeds from the special warrants were used to pay the cash portion of the consideration for the Class A Shares and Class B Shares of Marengo. True subsequently filed a prospectus dated March 22, 2001 qualifying the Common Shares issued on exercise of such special warrants.

On February 13, 2001, the Common Shares commenced trading on the TSX and, on March 6, 2001, the Common Shares were delisted from the CDNX.

On June 26, 2001, the Corporation completed a private placement of 7,200,000 special warrants at an issue price of $1.90 per special warrant for gross proceeds of $13,680,000. True subsequently filed a prospectus dated September 5, 2001 qualifying the Common Shares issued on exercise of such special warrants.

On June 26, 2001, the Corporation completed an acquisition of certain petroleum and natural gas assets located in Saskatchewan from an arm's length party, for a net purchase price of approximately $14 million funded from the net proceeds of the special warrant financing described in the preceding paragraph.

On November 13, 2001, the Corporation completed a private placement of 3,700,000 Common Shares issued on a "flow-through" basis at an issue price of $0.95 per share for gross proceeds of $3,515,000.

Effective April 1, 2002, True sold certain non-strategic assets in west central Saskatchewan for gross proceeds of $6.25 million. Estimated proved producing reserves relating to the assets sold were 154,000 barrels of heavy oil and 2.1 billion cubic feet of natural gas. On a barrel of oil equivalent basis, this equated to 511,000 BOE, resulting in proceeds of $12.23/BOE.

On May 14, 2002, the Corporation completed a private placement of 4,100,000 Common Shares at an issue price of $0.74 per share for gross proceeds of $3,034,000.

On July 24, 2003, the Corporation completed the private placement of 3,500,000 Common Shares issued on a "flow-through" basis at an issue price of $1.15 per share for gross proceeds of $4,025,000.

On September 17, 2003, the Corporation completed the private placement of 5,000,000 Common Shares at an issue price of $1.15 per share for gross proceeds of $5,750,000.

As at December 31, 2003, True had 54,044,420 Common Shares outstanding.

On April 21, 2004, the Corporation completed a private placement of 4,457,153 Common Shares at an issue price of $1.75 per share and 2,558,140 Common Shares issued on a "flow-through" basis at an issue price of $2.15 per share for aggregate gross proceeds of $13,300,018.75.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated as follows. The effective date of the Statement is January 1, 2004 and the preparation date of the Statement is January 31, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by GLJ with an effective date of January 1, 2004 contained in the GLJ Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged GLJ to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Corporation's reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

The Report of Management and Directors on Oil and Gas Disclosure and the Report on Reserves Data by the independent qualified reserves evaluator are attached as Schedule "A" hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of January 1, 2004
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	308.5	291.2	1,456.7	1,206.0	17,159	13,475	135.6	106.5
Developed Non-Producing	-	-	29.6	24.7	2,272	1,898	25.0	18.3
Undeveloped	-	-	-	-	616	435	2.2	1.4
TOTAL PROVED	308.5	291.2	1,486.3	1,230.7	20,047	15,807	162.8	126.2
PROBABLE	67.0	62.8	815.5	674.9	6,325	4,907	41.1	29.6
TOTAL PROVED PLUS PROBABLE	375.5	354.0	2,301.8	1,905.5	26,372	20,714	203.9	155.8

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/ year)					AFTER INCOME TAXES DISCOUNTED AT (%/ year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	81,234	70,003	61,971	55,930	51,207	63,185	53,889	47,361	42,524	38,786
Developed Non-Producing	8,344	6,114	4,788	3,910	3,286	5,582	3,899	2,954	2,352	1,934
Undeveloped	1,760	1,662	1,576	1,500	1,433	864	782	716	661	616
TOTAL PROVED	91,338	77,779	68,335	61,341	55,926	69,631	58,570	51,031	45,537	41,336
PROBABLE	30,000	21,662	16,670	13,396	11,101	18,309	12,932	9,763	7,706	6,275
TOTAL PROVED PLUS PROBABLE	121,338	99,441	85,004	74,736	67,027	87,940	71,502	60,794	53,243	47,610

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of January 1, 2004 CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	177,737	42,323	40,797	1,785	1,494	91,338	21,707	69,631
Proved Plus Probable Reserves	239,738	56,545	54,043	5,882	1,931	121,338	33,398	87,940

FUTURE NET REVENUE BY PRODUCTION GROUP as of January 1, 2004 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,835
	Heavy Oil (including solution gas and other by-products)	11,758
	Natural Gas (including by-products but excluding solution gas from oil wells)	52,890
	Other company revenue costs	852
	Total	68,335
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	3,257
	Heavy Oil (including solution gas and other by-products)	16,817
	Natural Gas (including by-products but excluding solution gas from oil wells)	63,898
	Other company revenue costs	1,032
	Total	85,004

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of January 1, 2004
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mmcf)	Net (Mmcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	266.0	251.2	1,426.9	1,184.4	16,920	13,319	134.8	106.1
Developed Non-Producing	-	-	24.5	20.4	2,294	1,920	25.0	18.3
Undeveloped	-	-	-	-	618	436	2.2	1.5
TOTAL PROVED	266.0	251.2	1,451.3	1,204.9	19,833	15,675	162.0	125.9
PROBABLE	45.3	42.5	808.4	669.8	6,287	4,893	40.9	29.6
TOTAL PROVED PLUS PROBABLE	311.3	293.7	2,259.8	1,874.7	26,120	20,568	203.0	155.5

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	63,468	55,781	50,122	45,768	42,301	51,779	44,990	40,076	36,350	33,420
Developed Non-Producing	5,972	4,420	3,479	2,849	2,397	4,169	2,906	2,180	1,715	1,393
Undeveloped	1,515	1,437	1,368	1,307	1,253	710	645	593	550	513
TOTAL PROVED	70,955	61,638	54,970	49,925	45,952	56,658	48,541	42,849	38,615	35,326
PROBABLE	21,765	15,832	12,248	9,876	8,197	13,693	9,580	7,178	5,626	4,547
TOTAL PROVED PLUS PROBABLE	92,720	77,470	67,218	59,800	54,149	70,350	58,120	50,027	44,241	39,873

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of January 1, 2004
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	WELL ABANDONMENT COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	150,458	35,426	40,611	1,813	1,654	70,955	14,297	56,658
Proved Plus Probable Reserves	202,583	47,106	54,624	5,957	2,176	92,720	22,369	70,350

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of January 1, 2004
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/ year) ($000)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	1,849
	Heavy Oil (including solution gas and other by-products)	9,441
	Natural Gas (including by-products but excluding solution gas from oil wells)	42,950
	Other company revenue costs	729
	Total	54,970
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,088
	Heavy Oil (including solution gas and other by-products)	13,151
	Natural Gas (including by-products but excluding solution gas from oil wells)	51,101
	Other company revenue costs	878
	Total	67,218

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions, specifically the forecast prices and costs and constant prices and costs.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or lee than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

3. **Forecast Prices and Costs**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

The forecast cost and price assumptions assume primarily decreases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the GLJ Report were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL[1]								
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/ Bbl)	Hardisty Heavy 12° API ($Cdn/ Bbl)	Cromer Medium 29.3° API ($Cdn/ Bbl)	NATURAL GAS AECO Gas Price ($Cdn/ MMBtu)	NATURAL GAS LIQUIDS Edmonton Propane ($Cdn/Bbl)	NATURAL GAS LIQUIDS Edmonton Butane ($Cdn/Bbl)	INFLAT-ION RATES[1] %/ Year	EXCH-ANGE RATE[2] ($US/ $Cdn)
Forecast									
2004	29.00	37.75	20.25	31.75	5.85	26.75	28.75	1.5	0.750
2005	26.00	33.75	20.25	28.75	5.15	21.75	23.75	1.5	0.750
2006	25.00	32.50	21.00	28.50	5.00	20.50	22.50	1.5	0.750
2007	25.00	32.50	21.00	28.50	5.00	20.50	22.50	1.5	0.750
2008	25.00	32.50	21.00	28.50	5.00	20.50	22.50	1.5	0.750
Thereafter	25.00	32.50	21.00	28.50	5.00	20.50	22.50	1.5	0.750

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2003, were $6.53/Mcf for natural gas (before hedge), $6.51/Mcf for natural gas (after hedge), $41.47/Bbl for light and medium gravity crude oil, $30.33/Bbl for natural gas liquids and $23.92/Bbl for heavy oil.

4. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	EXCHANGE RATE[1] ($US/$Cdn)
Historical 2003[2]	32.52	40.81	23.31	6.09	0.7738

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31.

5. The ARTC is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. In 2003, the Corporation did not qualify for the maximum ARTC.

6. Estimated future abandonment and reclamation costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
COMPANY NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mmcf)	Net Probable (Mmcf)	Net Proved Plus Probable (Mmcf)
January 1, 2003[1]	169	217	387	1,030	302	1,332	14,350	4,060	18,410
Extensions	58	10	67	127	37	164	1,600	300	1,900
Improved Recovery	-	-	-	-	-	-	200	200	400
Technical Revisions	103	(17)	86	(76)	78	2	944	(67)	877
Discoveries	-	-	-	455	275	730	2,000	700	2,700
Acquisitions	-	-	-	-	-	-	100	-	100
Dispositions	(21)	(154)	(175)	-	-	-	(700)	(300)	(1,000)
Economic Factors	(5)	(13)	(18)	(71)	(22)	(93)	-	-	-
Production	(53)	-	(53)	(260)	-	(260)	(2,819)	-	(2,819)
January 1, 2004	251	43	294	1,205	670	1,875	15,675	4,893	20,568

Note:

(1) The evaluation as at January 1, 2003 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Corporation previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable. The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Corporation.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	After Tax 2003 (M$)	Before Tax 2003 (M$)
Estimated Future Net Revenue at January 1, 2003	55,877	70,952
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties [1]	(20,151)	(20,151)
Net Change in Prices, Production Costs and Royalties Related to Forecast Future Production [2]	(9,851)	(9,851)
Changes in Previously Estimated Development Costs Incurred During the Period [3]	15,292	15,292
Changes in Estimated Future Development Costs [4]	(15,043)	(15,043)
Extensions and Improved Recovery [5]	8,975	8,975
Discoveries [5]	14,568	14,568
Acquisitions of Reserves [5]	701	701
Dispositions of Reserves [5]	(2,128)	(2,128)
Net Change Resulting from Technical Reserves Revisions	2,560	2,560
Accretion of Discount [6]	7,095	7,095
Net Change in Income Taxes [7]	(5,291)	-
All Other Changes	(1,574)	(4,636)
Estimated Future Net Revenue at End of Year	51,031	68,335

Notes:
(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs for the properties evaluated at the beginning of the period.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning or period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of the period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved Undeveloped Reserves

The Corporation had proved undeveloped reserves attributed to two wells in the GLJ Report. The Sarah 13-02-066-07W5 and Roche 12-21-067-07W5 wells, drilled in 1987 and 2001 respectively, were assigned a total of 618 Mmcf of natural gas and 2 MBbl of NGLs gross proved undeveloped reserves, approximately 2% of the Corporation's total proved reserves. The reserves associated with these wells, acquired through the acquisition of Gresham in 2002, were considered proved undeveloped due to the distance from producing infrastructure and the tie-in capital required. Both wells were placed on stream in the first quarter of 2004 and are producing.

Probable Undeveloped Reserves

Probable undeveloped reserves are as attributed by GLJ in accordance with the standards contained in the COGE Handbook and NI 51-101. In determining such attribution, GLJ consults with the Corporation regarding drilling plans and timing, drilling, geological, geophysical and engineering data and includes in their review established technology and other economic factors. In the GLJ Report, the four wells associated with substantially all of the probable undeveloped reserves were wells with definitive drilling plans.

Substantially all of the Corporation's probable undeveloped reserves are associated with four planned drilling locations in the Kerrobert McLaren field. The four wells will be drilled commencing in early May, 2004.

Significant Factors or Uncertainties

The Corporation does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves date. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes, and well performance that are beyond the Corporation's control (see "Risk Factors").

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below (in $M).

Year	Forecast Prices and Costs Proved Reserves	Forecast Prices and Costs Proved Plus Probable Reserves	Constant Prices and Costs Proved Reserves	Constant Prices and Costs Proved Plus Probable Reserves
2004	1,337	4,180	1,337	4,180
2005	325	749	320	738
2006	39	779	38	757
2007	0	0	0	0
2008	0	32	0	30
Thereafter	112	217	90	177
Total Undiscounted	1,813	5,957	1,785	5,882
Total Discounted at 10%	1,619	5,337	1,610	5,299

The Corporation expects to be able to fund its capital expenditure program, including estimated future development costs, using cash flow from operations and forecasted credit facilities. Equity financing may also be used to fund operations. If cash flows are other than projected, capital expenditure levels will be adjusted to meet the targeted ratio. The Corporation's practices of continually monitoring spending opportunities in comparison to expected cash flow levels allow for adjustments to the capital program as required.

The Corporation does not expect that the costs of funding its capital expenditures will have a material effect of the economics of the programs.

Other Oil and Gas Information

Principal Oil and Gas Properties

The following is a description of True's oil and natural gas properties as at December 31, 2003. Production stated is net production to True and, unless otherwise stated, is average production for 2003. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

West Central Saskatchewan

When True Energy began operations on September 1, 2000 in west central Saskatchewan, production averaged 354 BOE/d. Since that time, the Corporation has expanded its operations through conventional drilling, farm-in agreements, asset and corporate acquisitions, and successful bidding at crown land sales. During 2003, True drilled 38(25.9 net) wells in the province, with a 94% net success rate. By the end of 2003, True had accumulated a total of 39,362 net developed and 105,714 net undeveloped acres. Currently, True produces approximately 4,130 BOE/d, weighted 62% towards natural gas from the area. In 2004, the Corporation anticipates drilling approximately 45 (39.7 net) wells in the area.

Kerrobert, Saskatchewan

Kerrobert is located approximately forty kilometers north of the town of Kindersley, Saskatchewan. The property consists of 3,141 gross (1,342 net) developed acres and 5,792 gross (5,418 net) undeveloped acres of land. With average production rates during 2003 of 629 BOE/d, Kerrobert was the most significant producing area for True, representing twenty-one percent of total production. The Kerrobert area produces thirty-five degree API light oil from the Viking formation and eleven degree API heavy oil from the McLaren formation. In the area, the Corporation has ten (10.0 net) producing crude oil wells from the McLaren channel and eighty-seven (32.6 net) producing crude oil wells from the Viking zone. During 2003, sales of light crude oil averaged 106 Bbls/d and heavy oil generated 523 Bbls/d. In comparison in 2002, production from Kerrobert averaged 316 BOE/d.

During 2003, True drilled ten Viking light oil wells, 4 (4.0 net) McLaren horizontal oil wells, and re-completed 2 (2.0 net) light oil wells in the Kerrobert area, all of which are on-stream. True paid 37.5% to earn a 50% working interest in the Viking oil wells. Mid-year, True also drilled three stratigraphic test wells to help delineate the McLaren pool boundaries. The Corporation anticipates drilling four additional McLaren horizontal wells in 2004.

True initially acquired its interest in the Kerrobert area through a 2001 property acquisition, and then subsequently re-activated two McLaren formation wells, including one horizontal well. In 2002, the Corporation drilled two successful 100% horizontal heavy oil wells, utilizing three-dimensional seismic acquired covering the main portion of the pool. In December of 2002, ten Viking light oil wells were drilled, then completed and equipped in January 2003. True paid 37.5% to earn a 50% working interest on these wells.

With the geological information provided from the 2003 drilling of an additional four horizontal wells and three stratigraphic test wells, the McLaren channel is indicated to be more extensive than originally thought. Currently the Corporation believes further development of the McLaren channel could include the drilling of an additional four to eight horizontal and four to six vertical wells. Longer term, the McLaren channel wells are candidates for steam assisted gravity drainage ("SAGD") enhanced recovery technology, which could significantly increase the overall recovery of the heavy oil from current levels. In the Viking formation, the Corporation has identified up to forty additional drillable locations.

Dodsland/ Druid, Saskatchewan

The Dodsland/Druid area is located approximately thirty kilometers north of Kindersley, Saskatchewan. In 2001, an operated 68.8% working interest in the Dodsland Viking Gas Unit was purchased along with a large block of undeveloped land. In 2002, True increased its holdings in the Unit to 81.9%, and in 2003 further increased it to 89.2%. Unit facilities include an owned and operated 3 Mmcf/d capacity natural gas facility with compression, dehydration and liquids extraction capabilities, handling unit and non-unit gas production from the Viking and Bakken Formations. The property consists of 68,726 gross (64,936 net) undeveloped and 20,083 gross (14,390 net) developed acres.

The Dodsland/ Druid property produces primarily natural gas, making up 27% of the Corporation total, and some field condensate. During 2003, sales of natural gas averaged 2,979 Mcf/d complimented by 40 Bbls/d of light crude. With total production rates from the area of 536 BOE/d, Dodsland/ Druid contributed the second largest volumes for True's account. The Corporation has been very active in the Dodsland/ Druid area during 2003, accounting for the growth in production from average sales in 2002 of 109 BOE/d. The Corporation has twenty (18.2 net) producing natural gas wells and two (1.8 net) shut-in natural gas wells in the Dodsland/ Druid Viking Gas Unit and Non-Unit.

During 2003, the Corporation drilled 7 (6.4 net) natural gas wells and 1(1.0 net) dry hole, of which five are currently on production, with the remaining two expected to be tied-in this year. During the first quarter of 2004, True has drilled and tied in an additional ten Viking gas wells and currently anticipates drilling another ten during the second quarter. The Corporation's geological understanding has progressed significantly in the past year with the combination of extensive two-dimensional seismic and additional new drilling. Currently, the Corporation is focusing on determining the extent of the natural gas pool through delineation drilling using single section spacing units. True has not pursued to date the significant infill drilling potential that may exist through down spacing.

Smiley, Saskatchewan

The Smiley property is located about thirty-five kilometers northwest of Kindersley, Saskatchewan producing natural gas, light and heavy oil. The property consists of 8,202 gross (4,748 net) acres of developed land and 7,521 gross (3,928 net) acres of undeveloped land. Targeted formations in the Smiley area include the Viking, Colony, Waseca, Detrital and Bakken zones at depths of 700 to 900 meters.

Natural gas production began at Smiley in 1998. In 2000, 2001 and 2002 additional wells were drilled and tied in. In 2001, the Corporation constructed a natural gas compression, dehydration and sweetening facility, capable of 4 Mmcf/d. True's working interest in the facility was 45.72% at the end of 2003, increasing to 82.17% effective January 1, 2004 through an asset purchase which closed on March 1, 2004.

During 2003, True drilled 5 (2.9 net) natural gas wells and 5 (2.5 net) heavy oil wells, plus conducted the re-completion and work-over of one natural gas and one heavy oil well. All wells are on production. Late in 2003, the capacity at the Smiley gas plant was upgraded to handle approximately 6 Mmcf/d.

During 2003, production averaged 2,069 Mcf/d of natural gas and 105 Bbls/d of heavy oil, totalling 450 BOE/d, up thirty-one percent from average sales during 2002 of 343 BOE/d. The Corporation has twenty-one (11.5 net) producing crude oil wells, five (2.4 net) shut-in oil wells, thirteen (7.2 net) producing and two (1.5 net) shut-in natural gas wells in the area. True has drilled 2 (0.5 net) Bakken heavy oil wells in the first quarter of 2004.

Coleville Driver, Saskatchewan

The Coleville Driver area, located twenty-five kilometers north-west of Kindersley, Saskatchewan produces primarily natural gas from shallow 700 to 825 meter Bakken and Mannville zones. Natural gas sales in 2003 averaged 2,610 Mcf/d, or 435 BOE/d, similar to the 420 BOE/d produced during 2002. The Corporation has ten (7.3 net) producing natural gas wells, four (2.7 net) shut-in natural gas wells, two (1.5 net) producing crude oil wells and two (1.5 net) shut-in crude oil wells in this area. The property consists of 11,466 gross (5,780 net) acres of undeveloped land, and 11,614 gross (7,859 net) acres of developed land.

Coleville Driver facilities include a 79.68% owned and operated natural gas compressor station with dehydration and sweetening capabilities. The total facility throughput capacity at current inlet pressures is up to 6 Mmcf/d of raw gas. The purchase of the remaining working interest in this facility was negotiated by True in 2003, and closed in the first quarter of 2004.

During 2003, the Corporation drilled 3 (2.5 net) developmental natural gas drilling locations. With additional lands purchased and seismic being shot during 2004, the area remains an active exploitation and exploration area for the Company.

Coleville South, Saskatchewan

The Coleville South area, located 18 kilometers north of Kindersley, Saskatchewan produces primarily eleven degree API heavy crude oil from the Bakken formation. The property consists of 1,041 gross (541 net) acres of developed and 4,356 gross (1,777 net) acres of undeveloped land. The Corporation has twenty-one (10.5 net) producing crude oil wells, one (0.5 net) gas well, one (0.5 net) water disposal well, and five (3.0 net) shut-in crude oil wells. Each well is equipped with a screw pump and heated treating and storage tanks. The Coleville South developmental farm-in program began in 2001 with the drilling of an initial eight wells adjacent to an existing Bakken heavy oil pool located on non-interest lands. During 2002, True further evaluated and delineated the pool, drilling sixteen additional oil developmental wells in conjunction with two-and-three dimensional seismic. The Corporation drilled 1 (0.5 net) Detrital natural gas well during 2003. A natural gas facility with a throughput capacity of 2.5 Mmcf/d was installed in late 2003, which tied in the Detrital gas well and the solution gas from the oil wells. True has a 50% interest in the facility. During 2003, sales of heavy oil averaged 299 Bbls/d, six percent less than the 318 Bbls/d produced during 2002.

Based on three-dimensional seismic, ultimate full development of the project could include fifty to sixty wells, of which approximately twelve would be re-completed as water injector wells, complimented by central treating and water handling facilities and the implementation of a waterflood. During the first quarter of 2004, True drilled 3 (1.5 net) wells in the area, of which 2 (1.0) are Bakken heavy oil wells, now on production.

West Central Alberta

The strategic objective of creating a second core area located in west central Alberta to complement the existing west central Saskatchewan core area was achieved mid 2002 with the acquisition of Gresham, bringing the non-operated natural gas producing properties at Rosevear and Doris. The exploration team was expanded with professionals with a successful track record of Alberta discoveries, as the Corporation actively began searching for natural gas within this new core area.

During 2003, True aggressively enhanced the Corporation's Alberta land position with successful bidding at crown land sales and a small land acquisition. In addition, the Corporation entered into a significant rolling farm-in arrangement with an industry competitor, allowing True access to approximately 85,000 net acres and an extensive seismic library. Under the first phase of the agreement, the Corporation committed to drill four wells by mid-March 2004 to earn three gross sections per well. The Corporation has completed this first phase with the drilling of the four earning wells, and has entered into the second commitment/ earning phase of the agreement.

In 2003, True drilled 7(3.6 net) wells in Alberta with a 61% net success rate. By the end of 2003, True had accumulated a total of 26,755 net developed and 112,530 net undeveloped acres within Alberta. Currently the Corporation produces approximately 870 BOE/d, weighted 94% towards natural gas from this area. True expects to drill 24 (11.9 net) gas wells in Alberta during 2004 in the area.

Rosevear, Alberta

Rosevear is located approximately fifteen kilometers east of Edson, Alberta. With up to fourteen different zones contributing to production, the main producing horizon is liquids-rich Viking at a depth of approximately 2,000 meters. Subsequent to True's purchase of its initial gas interest in Rosevear through the acquisition of Gresham, the Corporation followed up by drilling one natural gas well and re-completing another during the fourth quarter of 2002. During 2003, True re-completed two producing natural gas wells and drilled 2 (0.48 net) natural gas wells, with both wells now on-stream. The Corporation has 20 (7.3 net) producing natural gas wells at Rosevear. The property contains 12,800 gross (4,987 net) acres of developed land and 2,880 gross (868 net) acres of undeveloped land. True plans to participate in one well in this area during the first half of 2004.

With the mid-year acquisition of Rosevear, production to True averaged 184 BOE/d during 2002. With a full year of operations, sales in 2003 averaged 368 BOE/d weighted 85% towards natural gas. Rosevear is True's highest netback property, contributing $5.19/Mcf from natural gas and $17.63/Bbl from liquids during 2003.

Doris, Alberta

The Doris, Alberta area is located approximately 160 kilometers north-west of Edmonton, Alberta and produces natural gas primarily from Lower Mannville sands at 1,400 meters. True's entry mid-year 2002 into the Doris area via the Gresham acquisition contributed 84 BOE/d toward True's aggregate production. During 2003, the production of 907 Mcf/d of natural gas and 3 Bbls/d of NGLs totalled 154 BOE/d. The Doris property has 26 (11.4 net) natural gas wells, two (0.9 net) shut-in oil wells, and two (0.7 net) shut-in natural gas wells. At Sarah/ Roche there is also one (0.7 net) shut-in natural gas well. The area consists of 107,680 gross (60,532 net) undeveloped acres and 24,320 gross (10,883 net) development acres.

North of Doris, at the end of the first quarter of 2004, True drilled 2 (2.0 net) unsuccessful wells at Parker. In the Roche area, located between Parker and Doris, True participated in 3 (1.0 net) wells during the first quarter of 2004. Two wells were completed, but True does not anticipate any immediate revenue from these wells. During the first quarter of 2004, 3 (1.6 net) wells acquired in the Gresham acquisition were placed on production.

Whitecourt/ Goodwin, Alberta

During the fourth quarter of 2003, True participated in 1 (0.25 net) successful multi-zone natural gas well at Goodwin, Alberta. By early 2004, two zones were on production. During the first quarter of 2004 2 (0.21 net) wells targeting natural gas were drilled at Goodwin, of which one was dry and the other is producing. Another three natural gas wells are expected to be drilled during the balance of the year. At Whitecourt/ Goodwin, the Corporation has 640 gross (47 net) developed acres and 7,680 gross (3,021 net) undeveloped acres of land. The Corporation has 2 (0.3 net) producing gas wells at Goodwin.

Other Alberta Minor Properties

True's Elkton gas target at Lochend, Alberta drilled during the last quarter of 2003, was completed but despite encountering gas, is currently not thought to contain economic quantities of hydrocarbons to warrant incurring the significant equipping and pipeline costs required to place this well on production. The Corporation is currently evaluating another significant potential drilling location on company lands in this immediate area. At Lochend, the Corporation has 11,527 gross (4,995 net) undeveloped acres and 480 gross (168 net) developed acres of land.

At Donalda, located 130 kilometers south east of Edmonton, Alberta True drilled two 100% working interest wells during 2003; one well was subsequently abandoned, and the other well is currently producing a facilities restricted 157 Mcf/d of natural gas. Subsequent to year end, an industry competitor has farmed onto company lands in the area, pursuing coal bed methane potential. At Donalda, the Corporation has 2,603 gross (2,603 net) developed acres and 3,277 gross (3,117 net) undeveloped acres. The Donalda property has 2 (2.0 net) producing gas wells.

Gresham had developed a number of exploration concepts and potential drilling locations in the Peace River Arch area of Alberta, located north of the Corporation's operations. Consistent with True's decision to focus within west central Alberta on medium-risk multi-zone, high netback liquids-rich natural gas and light oil plays, these higher-risk opportunities outside True's core area have been farmed-out to industry competitors. True has retained varying interests in these farmed out locations allowing the Corporation to participate in any potential upside of discoveries without incurring the exploration risk.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation has a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	0.00	0.00	2.00	0.88	53.00	21.83	4.00	1.33
Saskatchewan	446.00	81.57	30.00	20.42	57.00	35.40	16.00	10.28
Total	446.00	81.57	32.00	21.30	110.00	57.23	20.00	11.61

Of the non-producing wells, 1 (0.5 net) oil well was capable of production and had reserves assigned to it, and 3 (2.4 net) gas wells were capable of production and had reserves assigned to them. Of these wells, three were placed on production by the date of this Annual Information Form and one additional well is to be placed on production on July 15, 2004.

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2003.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	59,251	26,755	209,617	112,530	268,868	139,285
Saskatchewan	66,594	39,362	152,876	105,714	219,470	145,076
Total	125,845	66,117	362,493	218,244	488,338	284,361

During the first quarter of 2004, the Corporation completed the first phase of a large area farm-in arrangement in the Whitecourt, Alberta area with the drilling of four wells. Subsequently, the Corporation has committed to participate in phase two of the earning provisions, whereby it is committed to drill an additional three wells prior to the end of 2004. The Corporation has also committed to drill one well in Alberta pursuant to a farm-in agreement with another oil and gas company during 2004. The costs of drilling and completing these four wells has not yet been determined as it is dependent on the actual drilling locations selected by True.

The Corporation expects that rights to explore, develop and exploit 15,844 net acres of its undeveloped land holdings will expire by December 31, 2004.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation has included the estimated future well abandonment costs for existing and future reserves wells in the economic forecasts. Well abandonment costs for wells with reserves have been included at the property level. The Corporation uses its historical cost information on an area by area basis as the means for estimating the future abandonment and reclamation costs. When this information is not available, the estimate is determined with reference to appropriate regulatory standards and requirements. Additional abandonment and reclamation costs associated with non-reserves wells, reclamation costs for wells with reserves and facility abandonment and reclamation expenses have not been included in the reserve report analysis.

In the GLJ Report, the number of net oil and gas wells for which revenues and costs, including future well abandonment costs, varies by year depending on when wells commence and end production. The total amount of such costs that True expects to incur, all of which is deducted in the total proved forecast price and cost reserve report, before estimated salvage value, is $1,654,000 ($907,000 discounted at 10%). In the constant prices and costs total proved reserve report, the total of such costs, fully deducted, is $1,494,000 ($770,000 discounted at 10%). In the next three financial years, these costs are as follows:

Forecast Prices and Costs (Total Proved) ($M)

Year	**Abandonment Costs**
2004	$ 117
2005	122
2006	134
Subtotal	373
Remainder	1,281
Total	$ 1,654
Total, discounted at 10%	$ 907

Constant Prices and Costs (Total Proved) ($M)

Year	**Abandonment Costs**
2004	$ 89
2005	109
2006	126
Subtotal	324
Remainder	1,170
Total	$ 1,494
Total, discounted at 10%	$ 770

At December 31, 2003, the total future site restoration costs (being abandonment and reclamation costs for net producing and shut-in wells) the Company anticipated incurring was $3,108,000, of which $1,223,000 had been already provided for in various fiscal periods (net cost of $1,885,000). The incremental costs for future site restoration for surface leases, facilities and pipelines, reduced by the estimated salvage values for all including wells, is estimated by True to be nominal.

Included in the GLJ Report (constant prices and costs) for 2004 are 138 net producing wells, the same number of net producing wells utilized in determining the total future site restoration costs for net producing and shut-in wells above.

Tax Horizon

True was not required to pay income taxes for its most recently completed financial year. In the economic forecasts prepared by GLJ, income taxes are payable by the Corporation in 2004. Currently, the Corporation expect income taxes may be payable by the Corporation in 2005, based on current anticipated capital expenditures and cash flows for 2004.

Capital Expenditures Incurred

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2003:

Property acquisition costs	
Proved properties	$ 633,534
Undeveloped properties	2,287,619
Exploration costs	4,465,107
Development costs	12,653,615
Total	$ 20,039,875

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Corporation participated during the year ended December 31, 2003:

	Gross	Net
Light and Medium Oil	10	5.5
Natural Gas	22	14.8
Heavy Oil	9	6.5
Dry	4	2.7
Total:	45	29.5

The Corporation currently expects to drill during 2004 approximately 32 (29.7 net) natural gas wells and 13 (10.0 net) heavy oil wells in Saskatchewan, and 24 (11.9 net) natural gas wells in Alberta.

Production Estimates

The following table sets out the volumes of the Corporation's working interest production estimated for the year ended December 31, 2004, which is reflected in the estimate of future net revenue disclosed in the Forecast Price tables contained under "Disclosure of Reserves Data".

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Total proved	148	1,242	14,761	81	3,932
Total proved plus probable	150	1,550	15,311	84	4,336

For both total proved and total proved and probable reserves, production in 2004 for the Kerrobert McLaren field account for more than 20% of the total daily production estimated for the Corporation. The production for the Kerrobert McLaren field for the year ended December 31, 2004 is identified in the following table.

	Light and Medium Oil (Bbls/d)	Heavy Oil (Bbls/d)	Natural Gas (Mcf/d)	Natural Gas Liquids (Bbls/d)	BOE (BOE/d)
Total proved	-	835	-	-	835
Total proved plus probable	-	1,112	-	-	1,112

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated.

	Quarter Ended			
	2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	235	162	156	215
Heavy Oil (Bbls/d)	1,329	1,021	628	870
Gas (Mcf/d)	12,908	12,390	9,383	8,732
NGLs (Bbls/d)	34	55	28	29
Combined (BOE/d)	3,749	3,303	2,376	2,569
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	39.66	38.15	38.55	48.18
Heavy Oil ($/Bbls)	19.97	24.00	23.77	30.09
Gas – after hedge ($/Mcf)	5.83	5.93	6.59	8.34
NGLs ($/Bbls)	30.34	29.72	24.86	36.84
Combined ($/BOE)	29.92	32.03	35.13	42.89
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	7.20	8.81	6.97	7.16
Heavy Oil ($/Bbls)	4.36	5.22	4.67	7.10
Gas ($/Mcf)	1.60	1.57	1.90	2.22
NGLs ($/Bbls)	6.94	5.34	9.88	11.50
Combined ($/BOE)	7.58	8.03	9.33	10.60
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	10.26	4.97	10.10	9.06
Heavy Oil ($/Bbls)	5.71	7.07	10.23	10.43
Gas ($/Mcf)	1.18	1.05	1.42	1.13
NGLs ($/Bbls)	7.85	3.87	6.51	6.92
Combined ($/BOE)	6.81	6.42	9.04	8.20

	Quarter Ended 2003			
	Dec. 31	Sept. 30	June 30	Mar. 31
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	22.20	24.37	21.48	31.96
Heavy Oil ($/Bbls)	9.90	11.71	8.87	12.56
Gas ($/Mcf)	3.05	3.31	3.27	4.99
NGLs ($/Bbls)	15.55	20.51	8.47	18.42
Combined ($/BOE)	15.53	17.58	16.76	24.09

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates the Corporation's average daily production (including production from its major areas) for the year ended December 31, 2003.

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Rosevear	22	-	1,878	33	368
Doris	-	-	907	3	154
Minor Properties	-	-	157	-	26
Total Alberta	22	-	2,942	36	548
Kerrobert	106	523	-	-	629
Dodsland / Druid	39	-	2,979	1	536
Smiley	-	105	2,069	-	450
Coleville Driver	-	-	2,610	-	435
Coleville South	-	299	-	-	299
Minor Properties	24	37	269	-	106
Total Saskatchewan	169	964	7,927	1	2,455
Total	191	964	10,869	37	3,003

True's crude oil production for the year ended December 31, 2003 was 6.4% light quality crude oil (32° API or greater), 32.1% heavy oil (17° API or less), 1.2% natural gas liquids and 60.3% natural gas.

For the twelve months ended December 31, 2003, approximately 31% of True's gross revenue was derived from crude oil and natural gas liquids production and 69% was derived from natural gas production.

Marketing and Forward Contracts

The Corporation's natural gas marketing strategy is to sell natural gas production in the spot market, complemented by hedging contracts and instruments. On occasion, True have historically entered into various natural gas commodity price swaps. As at December 31, 2003, the Corporation did not have any natural gas commodity price swaps in place.

On January 30, 2003 the Corporation entered into a natural gas commodity price swap for 3,000 gigajoules per day for the period April 1, 2003 to October 31, 2003. For the year ended December 31, 2003, the Corporation recorded a reduction to gas sales of $57,861 for this transaction.

True, on occasion has entered into short-term contracts to sell its crude oil production with third parties who have demonstrated their ability to market crude oil effectively. These contracts are complemented by fixed price purchase contracts similar to the Corporation's natural gas marketing strategy. No material commitments to sell natural gas and crude oil were outstanding, at December 31, 2003.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidated financial information of the Corporation for the last three fiscal years.

	Year ended December 31,		
	2003	2002	2001
	($000s except per share amounts)		
Gross revenues before royalties	37,560	18,974	18,103
Cash flow from operations	15,808	5,912	4,159
Per share – basic	$0.33	$0.16	$0.21
Per share – diluted	$0.32	$0.16	$0.21
Net earnings (loss)	4,329	222	(19,300)
Per share – basic and diluted	$0.09	$0.01	$(0.99)
Total assets	63,060	49,090	30,564
Total net debt – current	14,461	19,893	17,243
Long term financial liabilities			
Capital taxes payable	836	686	-
Future income taxes	4,350	-	-
Future site restoration and abandonment costs	1,222	830	427
Dividends	-	-	-

The following table sets forth selected consolidated financial information of the Corporation for the eight most recently completed quarters ending at the end of the most recently completed financial year.

2003 – Quarter ended ($000s, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Gross revenues before royalties	9,916	7,595	9,731	10,318
Cash flow from operations	4,374	2,489	4,637	4,308
Cash flow from operations per share				
basic	$0.10	$0.06	$0.10	$0.08
diluted	$0.10	$0.05	$0.09	$0.08
Net earnings (loss)	1,538	1,207	2,366	(782)
Net earnings (loss) per share				
basic	$0.03	$0.03	$0.05	$(0.01)
diluted	$0.03	$0.03	$0.05	$(0.01)
Capital Expenditures, net	2,613	4,985	4,913	7,529

2002 – Quarter ended ($000s, except per share amounts)	March 31	June 30	Sep. 30	Dec. 31
Gross revenues before royalties	3,818	4,319	5,030	5,807
Cash flow from operations	514	1,260	1,505	2,633
Cash flow from operations per share				
basic	$0.02	$0.04	$0.04	$0.06
diluted	$0.02	$0.04	$0.04	$0.06
Net earnings (loss)	(744)	299	(32)	699
Net earnings (loss) per share				
basic	$(0.03)	$0.01	$0.00	$0.02
diluted	$(0.03)	$0.01	$0.00	$0.02
Capital Expenditures, net	1,154	(3,296)	18,277	2,667

Note:

(1) The selected consolidated financial information contains the term cash flow from operations which is not a recognized measure under generally accepted accounting principles ("GAAP"). Management believes that in addition to net

income, cash flow from operations is a useful supplemental measure as it demonstrates the ability to generate the cash necessary to repay debt or fund future growth through capital investment. Readers are cautioned, however, that this measure should not be construed as an alternative to net income determined in accordance with GAAP as an indication of our performance. The Corporation's method of calculating this measure may differ from other companies and accordingly, they may not be comparable to measures used by other companies. For these purposes, the Corporation defines cash flow from operations as cash provided by operations before changes in non cash operating working capital.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "TUI".

MANAGEMENT'S DISCUSSION OF OPERATING RESULTS

Reference is made to the "Management's Discussion and Analysis" for the year ended December 31, 2003 contained on pages 16 to 27 inclusive of True's 2003 Annual Report, which is incorporated herein by reference. The Management's Discussion and Analysis should be read in connection with the audited consolidated financial statements of the Corporation for the year ended December 31, 2003 which are included in True's 2003 Annual Report and which are incorporated herein by reference.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, principal occupation of the directors and officers of the Corporation are set out below and, in the case of directors, the period each has served as a director of True.

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since
W.C. (Mickey) Dunn(1)(2)(3) Edmonton, Alberta Chairman of the Board and Director	Businessman	2000
Kenneth P. Acheson, C.A.(1)(2) Calgary, Alberta Director	President, Kennington Properties Inc. (commercial real estate company)	2000
John H. Cuthbertson(2) Calgary, Alberta Corporate Secretary and Director	Partner, Burnet, Duckworth & Palmer LLP (barristers and solicitors)	2000
James R. Glass(3)(4) Parkville, British Columbia Director	B.Sc. Geologist, P.Eng., Retired	2002
Robert G. Rowley, Q.C.(1)(4) Calgary, Alberta Director	Independent Businessman	2000
Kim M. Ward(3)(4) Toronto, Ontario Director	Investor	2001
Paul R. Baay Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of True	2000

Name, Municipality of Residence and Position with the Corporation	Principal Occupation	Director Since
Joan E. Dunne Calgary, Alberta Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of True	N/A
Bradley D. Maynes Calgary, Alberta Vice President, Exploration	Vice President, Exploration of True	N/A
Clinton T. Broughton Calgary, Alberta Vice President	Vice President of True	N/A

Note:

(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Compensation Committee.
(4) Member of the Reserves Committee.

All of the directors and officers have been engaged for more than five years in their present principal occupations or executive positions with the same or associated companies, except as disclosed below under "Management" and except for W.C. (Mickey) Dunne and Robert G. Rowley. Mr. Dunn has been an independent businessman since 1999 and prior thereto was President and Chief Executive Officer of Cardium Service and Supply Ltd. ("Cardium") from 1981 to 1999. Cardium, through its subsidiaries, was a private international company involved in engineering, manufacturing and servicing of oilfield equipment as well as the extraction and processing of high grade silica material. Robert G. Rowley was a partner of Macleod Dixon LLP (barristers and solicitors) prior to April 1, 2002.

The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at December 31, 2003, the directors and officers of True, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 7,027,366 Common Shares, or approximately 13.0% of the issued and outstanding Common Shares.

MANAGEMENT

True's management team have a wide breadth of experience in general business and directly in the oil and gas industry.

Paul R. Baay, President and Chief Executive Officer

Mr. Paul Baay of Calgary, Alberta has been the President and Chief Executive Officer of the Corporation since completion of the Original Amalgamation on August 31, 2000. Between April 1999 and August 31, 2000, Mr. Baay was an independent businessman and prior thereto was President and Chief Executive Officer of Remington Energy Ltd. from January 1, 1992 to April 1, 1999. Mr. Baay is a University of Western Ontario graduate with a Bachelor of Arts Degree.

Clinton T. Broughton, Vice-President

Mr. Clint Broughton of Calgary, Alberta has been the Vice-President of the Corporation since August 31, 2000. Prior thereto, Mr. Broughton was an independent businessman from 1997 to September 2000, except for the period from October 1999 to May 2000 when he was Vice-President, Operations at Calahoo Petroleum Ltd. Prior thereto, Mr. Broughton was Vice-President, Operations from 1984 to 1997 at Seagull Energy Canada Ltd. and prior thereto was Division Drilling Superintendent at Amoco Canada Petroleum Company Limited. Mr. Broughton received his engineering degree from the University of Saskatchewan in 1965. Mr. Broughton is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta (having served as Vice-President and President of the Northwest Branch), the Petroleum Joint Venture Association, the Canadian Association of Drilling Engineers (having served as Secretary, Vice-President and President) and the Petroleum Society of CIM.

Joan E. Dunne, C.A., Vice President, Finance & Chief Financial Officer

Ms. Joan Dunne joined the Corporation on November 25, 2002 as Vice President, Finance and Chief Financial Officer. Ms. Dunne brings over twenty years of experience in the oil and gas industry, and has held senior management positions since 1984. From December 2000 to November 2002 Ms. Dunne consulted for various petroleum companies in the areas of finance, tax, and investor relations. Prior thereto, Ms. Dunne was Vice President and Chief Financial Officer of Ionic Energy Inc. since January 1998. From October 1996 until joining Ionic, Ms. Dunne was Vice President Finance for Petrorep Resources Ltd. Prior thereto and from August 1994 to October 1996, Ms. Dunne held various positions with Barrington Petroleum Ltd, finally as Treasurer. Ms. Dunne graduated from the University of Calgary with a Bachelor of Commerce degree and joined the Canadian Institute of Chartered Accountants in 1983.

Bradley D. Maynes, Vice President, Exploration

Mr. Bradley Maynes is a Professional Geologist with over twenty years of experience in the Western Canadian Sedimentary Basin. Prior to joining True in July of 2002, Mr. Maynes was Director, Exploration, for Calpine Canada Resources Company following its acquisition of Encal Energy Ltd. ("Encal"), where Mr. Maynes held several management roles. Prior to starting at Encal in April of 2000 he was at Pioneer Natural Resources Canada Inc. from March of 1998 where his last management assignment was Canadian Exploration Manager. He was Vice President of Exploration for Granger Energy Corp. from October 1996 to March 1998 and, prior to that, he was a Senior Geologist at Norcen Energy Resources Limited, Quadron Resources Ltd., Aztec Resources Ltd. and Bralorne Resources Limited.. Mr. Maynes graduated from the University of Calgary in 1984 and is a member of the Association of Professional Engineers, Geologists and Geophysicists of Alberta, Canadian Society of Petroleum Geologists and the American Association of Petroleum Geologists.

HUMAN RESOURCES

At December 31, 2003, True employed 26 full time and 2 part-time employees and 2 consultants.

John H. Cuthbertson, True's corporate secretary and a director, is a partner with Burnet, Duckworth & Palmer LLP, and provides legal services to the Corporation on a fee for services basis.

DIVIDEND POLICY

True has not paid any dividends on its outstanding Common Shares. The board of directors of True will determine the actual timing, payment and amount of dividends, if any, that may be paid by True from time to time based upon, among other things, the cash flow, results of operations and financial condition of True, the need for funds to finance ongoing operations and other business considerations as the board of directors of True considers relevant.

The Corporation's credit facility provides that the Corporation shall not without the prior approval of the Corporation's banker, not to be unreasonably withheld, reduce or distribute capital or pay dividends or redeem or repurchase common or preferred shares, unless such dividends, redemptions, and repurchases do not impair the capacity of the Corporation to fulfil its obligations with respect to the credit facilities including the repayment of the loan.

INDUSTRY CONDITIONS

Introduction

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the oil and gas industry. Although it is not expected that these controls and regulations will affect the operations of the Corporation in a manner materially different than it would affect other oil and gas companies of a similar size, the controls and regulations should be considered carefully by investors. All current legislation is a matter of public record and True is unable to predict what additional legislation or amendments may be enacted.

Pricing and Marketing - Oil

In Canada, producers of oil negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. The price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products and the supply/demand balance. Oil exports may be made pursuant to export contracts with terms not exceeding one year in the case of oil other than heavy crude, and not exceeding two years in the case of heavy crude, provided that an order approving any such export has been obtained from the National Energy Board ("NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issue of such a license requires the approval of the Governor in Council.

Pricing and Marketing - Natural Gas

In Canada, the price of natural gas sold is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain criteria prescribed by the NEB and the government of Canada. Natural gas exports for a term of two years or less or for a term of between 2 and 20 years (in quantities of not more than 30,000 m^3/d) may be made pursuant to an NEB order, or, in the case of exports for a longer duration (to a maximum of 25 years) or a larger quantity, pursuant to an NEB export license and Governor in Council approval.

The governments of Alberta, British Columbia and Saskatchewan also regulate the removal of natural gas from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. The pro rating of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil.

The North American Free Trade Agreement

On January 1, 1994, the North American Free Trade Agreement ("NAFTA") among the governments of Canada, the U.S. and Mexico became effective. The NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the U.S. or Mexico will be allowed, provided that any export restrictions are justified under certain provisions of the General Agreement on Tariffs and Trade, and further provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to the total supply of the energy resource (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree), (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

The NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil, natural gas and natural gas liquids production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is also subject to certain provincial taxes and royalties. Operations of the Corporation which are not Crown lands and are subject to the provisions of specific agreements are also usually subject to royalties negotiated between the mineral owner and the lessee. These royalties are not eligible for incentive programs sponsored by various governments as discussed below. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production, and the rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced recovery projects. The trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown, subject to various incentives, is between 15% and 30%, in the case of new gas, and between 15% and 35%, in the case of old gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas from Crown lands is entitled to a credit against the royalties payable to the Crown by virtue of the ARTC program. The ARTC program is based on a price-sensitive formula, and the ARTC rate currently varies between 75% for prices for oil at or below $100 per cubic metre and 25% for prices above $210 per cubic metre. In general, the ARTC rate is currently applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from corporations claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate is established quarterly based on the average "par price", as determined by the applicable government department for the previous quarterly period. On December 22, 1997, the Alberta government announced that it would conduct a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program, but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying from the program.

In Saskatchewan, for Crown royalty and freehold production tax purposes, crude oil is considered either "heavy oil", "southwest designated oil" or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("fourth tier oil" introduced October 1, 2002, "third tier oil", "new oil" or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

Natural gas is considered either "non-associated gas" or "associated gas". The royalty and production tax classifications of gas production ("fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas" and "old gas") are applicable to each of the two gas types. The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002 a number of changes were made to the royalty and tax regime in Saskatchewan as follows:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/ tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic meters in a month.

- A modified system of incentive volumes and maximum royalty/ tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002 was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re-entry and short section horizontal oil well royalty/ tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002 will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

Producers of oil and natural gas in British Columbia are required to pay annual rental payments in respect of Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands, respectively. The amount payable as a royalty in respect of oil depends on the vintage of the oil (whether it was produced from a pool discovered before or after October 31, 1975), whether the oil is considered incremental or produced from a well shut-in for at least 36 months immediately preceding January 1, 1998 and which resumed production on or after such date, the quantity of oil produced in a month and the value of the oil. Oil produced from pools discovered after June 30, 1974 may be exempt from the payment of a royalty for the first 36 months of production. Subject to the minimum royalties described in the following sentence, the royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the amount obtained by the producer and a prescribed minimum price. Gas produced in association with oil has a minimum royalty of 8% while the royalty in respect of other gas may not be less than 15%.

Oil and natural gas royalty holidays and reductions for specific wells reduce the amount of Crown royalties paid to the provincial governments. The ARTC program provides a rebate on Crown royalties paid in respect of eligible producing properties.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of provincial authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders. Applicable environmental laws in Alberta are consolidated in the *Environmental Protection and Enhancement Act*. Under this Act, environmental standards and compliance for releases, clean-up and reporting are stricter and more onerous than the previous legislation. Also, the range of enforcement actions available and the severity of penalties have been significantly increased. These changes will have an incremental effect on the cost of conducting operations in Alberta.

British Columbia's *Environmental Assessment Act* became effective June 30, 1995. This legislation rolled the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental and review process.

True is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near term future of the business.

Commodity Prices

Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists concerns about storage inventory levels and uncertainty in supply prospects. Prices for 2004 are forecast to remain in the US $5.00 to $6.00/Mcf range.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Oil prices in 2002 and 2003 were kept high by political unrest and supply disruptions. More recently, higher world demand combined with lower inventory levels are responsible for the current price strength. Crude oil prices for 2004 are forecast to be in the US $30 to $33/bbl range.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. The cost of purchasing land and properties similarly increase during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also declines.

Competitors and Peers

In the past three to five years, many new junior oil and gas companies have started up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the prior consolidation phase the industry went through. Most have been able to raise capital and recruit well qualified personnel. Recently, a number of these entities have sold to, or have converted into royalty trusts. This trend is anticipated to continue.

Capital Markets

Investor uncertainty in the North American economy has affected the oil and gas industry. The impact that the Kyoto Protocol will have on the oil and gas sector has not yet been determined in the absence of final legal and regulatory measures which may be imposed.

Generally during the past two years, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Corporation competes with the numerous new companies and their new stories in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

Competitive Conditions

The petroleum industry must manage many risks which are beyond the direct control of the industry. Among these are risks associated with exploration, environment, commodity prices, foreign exchange and interest rates (see "Risk Factors").

The oil and natural gas industry is intensely competitive and the Corporation must compete in all aspects of its operations with a substantial number of other corporations which may have greater technical or financial resources. With the maturing nature of west central Saskatchewan and west central Alberta, the access to new prospects is becoming more and more competitive and complex. The Corporation believes that it can continue to explore and develop oil production and reserves in west central Saskatchewan and west central Alberta with an objective of maintaining its cash flow from this area. The Corporation is seeking alternative natural gas weighted prospects in order to mitigate against this problem.

True will continue to focus on its strategic advantages in Saskatchewan and Alberta to maintain a stable base. The Corporation intends to use its expertise to achieve maximum efficiencies in increasing and producing reserves efficiently in these areas.

Environmental Considerations

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial, state and federal legislation. Environmental legislation provides for restrictions and prohibitions on releases or emissions and regulation on the storage and transportation of various substances produced or utilized in association with certain oil and gas industry operations and can affect the location and operation of wells and facilities and the extent to which exploration and development is permitted. In addition, legislation requires that well and facilities sites be abandoned and reclaimed to the satisfaction of regulatory authorities. As well, applicable environmental laws may impose remediation obligations with respect to property designated as a contaminated site upon certain responsible persons, which include persons responsible for the substance causing the contamination, persons who caused the release of the substance and any past or present owner, tenant or other person in possession of the site. Compliance with such legislation can require significant expenditures and a breach of such legislation may result in the suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, the imposition of fines and penalties or the issuance of clean-up orders.

The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased, although not material, expenditures of both a capital and expense nature as a result of increasingly stringent laws relating to the protection of the environment.

All government regulations and procedures will be followed in strict adherence to the law. The Corporation believes in well abandonment and site restoration in a timely manner to ensure minimal damage to the environment and lower overall costs to the Corporation.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters.

Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases." The Corporation's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject the Corporation to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in the *Climate Change and Emissions Management Act* (Alberta) (yet to be proclaimed), may require the reduction of emissions or emissions intensity produced by the Corporation's operations and facilities. The direct or indirect costs of these regulations may adversely affect the business of the Corporation.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not capable of conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material. Further, the evaluations are based in part on the assumed success of exploitation activities intended to be undertaken in future years. The reserves and estimated cash flows to be derived therefrom contained in such evaluations will be reduced to the extent that such exploitation activities do not achieve the level of success assumed in the evaluation.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ, the independent reserves evaluator, has used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report, and such variations could be material. The GLJ Report is based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the GLJ Report will be reduced to the extent that such activities do not achieve the level of success assumed in the GLJ Report. The GLJ Report is effective as of a specific effective date and has not been updated and thus does not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation does not currently pay any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets; however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Accounting Write-Downs as a Result of GAAP

Canadian generally accepted accounting principles ("GAAP") requires that management apply certain accounting policies and make certain estimates and assumptions which affect reported amounts in the consolidated financial statements of the Corporation. The accounting policies may result in non-cash charges to net income and write-down of net assets in the financial statements. Such non-cash charges and write-downs may be viewed unfavourably by the market and result in an inability to borrow funds and/or may result in a decline in the trading price of the Corporation's shares.

Under GAAP, the net amounts at which petroleum and natural gas costs on a property or project basis are carried are subject to a test which is based in part upon estimated future net cash flow from reserves. The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. A decline in the net value of oil and natural gas properties could cause capitalized costs to exceed the cost ceiling, resulting in a charge against earnings.

Emerging GAAP surrounding hedge accounting may result in non-cash charges against net income as a result of changes in the fair market value of hedging instruments. A decrease in the fair market value of the hedging instruments as a result of fluctuations in commodity prices and foreign exchange rates may result in a write-down of net assets and a non-cash charge against net income. Such write-downs and non-cash charges may be temporary in nature if the fair market value subsequently increases.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has some material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation has key person insurance for Paul R. Baay, President and Chief Executive Officer. The Corporation does not have key person insurance in effect for any other member of management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's Information Circular - Proxy Statement dated March 31, 2004 which relates to the Annual and Special Meeting of Shareholders to be held on May 20, 2004. Additional financial information is contained in the Corporation's consolidated financial statements for the year ended December 31, 2003 contained in the Corporation's 2003 Annual Report.

The Corporation will provide to any person or corporation, upon request to the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a preliminary short form prospectus or a short form prospectus:

(i) one copy of True's annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

(ii) one copy of the comparative financial statements of True for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditor thereon, and one copy of any interim financial statements of True subsequent to the financial statements for its most recent financial year;

(iii) one copy of the information circular of True in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that circular, as appropriate, and

(iv) one copy of any other document that is incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b) at any other time, a copy of the documents referred to in clauses (a)(i), (ii) or (iii) above, provided the Corporation may require a payment of a reasonable charge if the request is made by a person or Corporation who is not a security holder of True.

Additional copies of this Annual Information Form and the materials listed in the preceding paragraph are available on the foregoing basis and upon request by contacting the Corporation at its offices at 2300, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, or by phone at (403) 266-8670, fax at (403) 264-8163 or e-mail at general.info@trueenergy.ab.ca.

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of True Energy Inc. (the "Company") is responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(c) (i) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(d) (i) proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserve Committee of the Board of Directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserve Committee of the Board of Directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserve Committee, approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed)
Paul R. Baay
President and Chief Executive Officer

(signed)
Joan E. Dunne
Vice President, Finance and Chief Financial Officer

(signed)
W. C. (Mickey) Dunn
Director and Chairman of the Board of Directors

(signed)
James R. Glass
Director and Chairman of the Reserves Committee

May 12, 2004

FORM 51-101F2
REPORT ON RESERVES DATA

To the Board of Directors of True Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at January 1, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at January 1, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at January 1, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue ($000s) (before income taxes, 10% discount rate)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	March 19, 2004	Canada	$0	$67,218	$0	$67,218

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

(signed) "*Neil I. Dell, P. Eng.*"
Vice-President
Gilbert Laustsen Jung Associates Ltd.

Calgary, Alberta Canada
March 19, 2004

Exhibit 2.2

TRUE ENERGY INC.

Information Circular - Proxy Statement

for the Annual and Special Meeting
to be held on May 20, 2004

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of TRUE ENERGY INC. (the "Corporation") for use at the Annual and Special Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 20th day of May, 2004 at 3:30 p.m. (Calgary time) in the Viking Room at the Calgary Petroleum Club, 319 – 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting. Instruments of Proxy must be received by the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Stock Transfer Department, 6th Floor, Watermark Tower, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on April 14, 2004 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares ("Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual and Special Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at seven members and to elect seven directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently seven directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at seven members and in favour of the election as directors of the seven nominees hereinafter set forth:

Kenneth P. Acheson, C.A.
John H. Cuthbertson
James R. Glass
Kim M. Ward
Paul R. Baay
W.C. (Mickey) Dunn
Robert G. Rowley, Q.C.

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of March 31, 2004.

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
Kenneth P. Acheson, C.A.[1][3] Calgary, Alberta Director	President, Kennington Properties Ltd. (commercial real estate company)	August 31, 2000	10,000 shares
Paul R. Baay Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of the Corporation	August 31, 2000	1,092,414 shares[5]

149

Name and Position with the Corporation	Principal Occupation	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled
John H. Cuthbertson[3] Calgary, Alberta Corporate Secretary and Director	Partner, Burnet, Duckworth & Palmer LLP (Barristers and Solicitors)	August 31, 2000	73,889 shares
W.C. (Mickey) Dunn[1][2][3] Edmonton, Alberta Chairman and Director	Independent Businessman	August 31, 2000	1,018,690 shares
James R. Glass[2][4] Parksville, British Columbia Director	Independent Businessman	July 31, 2002	173,793 shares
Robert G. Rowley, Q.C.[1][4] Calgary, Alberta Director	Independent Businessman	August 31, 2000[6]	2,638,610 shares
Kim M. Ward[2][4] Toronto, Ontario Director	Independent Businessman	June 13, 2001	1,406,109 shares[7]

Notes:

(1) Member of the Audit Committee.
(2) Member of the Compensation Committee.
(3) Member of the Corporate Governance Committee.
(4) Member of the Reserves Committee
(5) Of these shares, 690,556 are held by Mr. & Mrs. R. S. Baay, for which Mr. Paul Baay has power of attorney.
(6) Mr. Rowley was also a director of Sundance Resources Inc. ("Sundance") since February 9, 1996, prior to its amalgamation (the "Amalgamation") to form the Corporation.
(7) These shares are held by a corporation of which Mr. Ward is a significant shareholder.

All of the above directors have held their principal occupations or other positions with the same organization as listed above for at least the last five years except for Paul R. Baay, W.C. (Mickey) Dunn and Robert G. Rowley. Mr. Baay was an independent businessman between April, 1999 and August 31, 2000 and prior thereto was President and Chief Executive Officer of Remington Energy Ltd. from January 1, 1992 to April 1, 1999. W.C. (Mickey) Dunn has been an independent businessman since 1999 and prior thereto was President and Chief Executive Officer of Cardium Service and Supply Ltd. ("Cardium") from 1981 to 1999. Cardium, through its subsidiaries, was a private international company involved in engineering, manufacturing and servicing of oilfield equipment as well as the extraction and processing of high grade silica material. Robert G. Rowley was a partner of Macleod Dixon LLP (barristers and solicitors) prior to April 1, 2002.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP (or its predecessor) have been the Corporation's auditors since the formation of the Corporation pursuant to the Amalgamation effective August 31, 2000 and were Sundance's auditors since February 6, 1996.

Ratification and Approval of Amendment to Share Option Plan

The Corporation has a share option plan (the "Plan") which permits the granting of options to purchase up to a maximum of 4,825,000 Common Shares. The maximum number of Common Shares that may be issued on exercise of options granted under the Plan may be increased by the Board with the approval of the shareholders of the Corporation if required by the stock exchange upon which the Common Shares are listed.

Effective March 31, 2004 the Board approved an amendment (the "Plan Amendment") to the Plan to increase the maximum number of Common Shares that may be issued thereunder by 1,885,000 Common Shares. In accordance with the requirements of The Toronto Stock Exchange (the "TSX"), the Plan Amendment is subject to ratification and approval by shareholders at the Meeting.

As at March 31, 2004, options to purchase an aggregate of 3,446,000 Common Shares were outstanding and options to purchase 1,243,330 Common Shares had been exercised. The Board determined that the increase provided by the Plan Amendment is necessary in order to ensure that a sufficient number of Common Shares are available under the Plan such that the Corporation has the ability to attract and retain and reward officers, directors, employees and other service providers of the Corporation through a competitive share compensation program. If the Plan Amendment is approved, the maximum number of Common Shares available for issuance on exercise of options granted or that may be granted under the Plan will be approximately 10% of the number of Common Shares outstanding as at March 31, 2004, as described below.

Below is a summary of the number of Common Shares issued, reserved for issuance and available for issuance pursuant to the Plan:	**Common Shares Subject to Outstanding Stock Options**	**Common Shares Available for Future Grants**	**Maximum Number of Common Shares Issuable**
Stock Options Granted Since Inception	5,588,500	135,670	5,724,170
Stock Options Granted – Repriced Upward	1,272,500	-	1,272,500
Stock Options Exercised	(1,243,330)	-	(1,243,330)
Stock Options Expired, Unexercised or Cancelled	(899,170)	-	(899,170)
Stock Options Canceled – Repriced	(1,272,500)	-	(1,272,500)
	3,446,000	135,670	3,581,670
Plan Amendment	-	1,885,000	1,885,000
Options Granted Subject to Approval of Plan Amendment	-	-	-
Balance as at March 31, 2004, after Plan Amendment	3,446,000	2,020,670	5,466,670
Percentage of outstanding Common Shares as at March 31, 2004	6.3%	3.7%	10%

In accordance with the policies of the TSX and the terms of the Plan, the Plan Amendment must be approved by a majority of the votes cast at the Meeting on the resolution. Unless otherwise directed, it is management's intention to vote the proxies in the accompanying form in favour of the ordinary resolution to ratify and approve the Plan Amendment.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to approve the following ordinary resolution:

> "BE IT RESOLVED, as an ordinary resolution of the Shareholders of True Energy Inc. (the "Corporation") that:
>
> 1. the amendment to the Corporation's share option plan to increase the maximum number of Common Shares which may be issued thereunder by 1,885,000 Common Shares be and the same is hereby ratified and approved; and
>
> 2. any officer or director of the Corporation be and is hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as he may determine to be necessary or desirable for the implementation of this resolution."

If the Plan Amendment is not approved by shareholders of the Corporation, the Board will be required to determine alternate means of compensation for officers, directors, consultants and employees in the event that the Plan does not permit the grant of sufficient options for such purpose.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 31, 2004, 54,676,086 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if a holder or holders of not less than 5% of the shares entitled to vote at the Meeting are present in person or by proxy.

To the knowledge of the directors and senior officers of the Corporation, as at March 31, 2004, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Executive Compensation

Summary Compensation Table

The following table sets forth certain information regarding the compensation of the Corporation's Chief Executive Officer and other executive officers of the Corporation whose total annual salary and bonus in the last completed financial year exceeded $100,000 (the "Named Executive Officers").

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation [3] ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Paul R. Baay	2003	140,000	35,833	23,388	100,000	-	-	-
President and Chief	2002	130,000	40,000	-	100,000			
Executive Officer				-	300,000[4]	-	-	-
	2001	120,000	25,000		50,000			
C.T. (Clint) Broughton	2003	130,000	20,416	-	75,000	-	-	-
Vice-President	2002	125,000	15,000	-	50,000	-	-	-
	2001	120,000	25,000	-	25,000	-	-	-
Joan E. Dunne	2003	130,000	5,000	-	50,000	-	-	-
Vice-President, Finance and Chief Financial Officer	2002[1]	13,333	-	-	200,000	-	-	-
Bradley D. Maynes	2003	140,000	15,833	-	75,000	-	-	-
Vice-President, Exploration	2002[2]	70,000	-	-	200,000	-	-	-
Gordon L. Reese	2003[5]	109,833	5,416	-	-	-	4,500	92,435
Vice-President	2002	125,000	15,000	-	-	-	-	-
	2001	120,000	25,000	-	25,000	-	-	-

Notes:

(1) Ms. Dunne was appointed as Vice-President, Finance and Chief Financial Officer of the Corporation effective November 25, 2002.

(2) Mr. Maynes was appointed as Vice-President, Exploration effective July 4, 2002.

(3) The value of perquisites and other personal benefits received was not greater than 10% of the total annual salary and bonus of the Named Executive Officer for the financial year, except where indicated.

(4) On June 22, 2002 options at an exercise price of $0.72 per share which had been granted September 1, 2000, were cancelled and new options were issued at an exercise price of $0.75 per share. The new options vested 50% immediately and 50% one year from the date of repricing, expiring September 1, 2005.

(5) Mr. Reese was paid $4,500 in vacation pay and $92,435 in 2003, and $177,000 in 2004 in accordance with the terms of his Employment Agreement on his departure from the Corporation on November 5, 2003.

Stock Options

The following table sets forth the options granted to the Named Executive Officers during the most recently completed financial year:

Name	Securities Under Options/SARs Granted #	% of Total Options/SARs Granted to Employees, Consultants and Directors in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Paul R. Baay	100,000	5.7%	$1.30	$1.30	November 26, 2008
C.T. (Clint) Broughton	50,000	2.9%	$0.73	$0.73	March 27, 2008
	25,000	1.4%	$1.30	$1.30	November 26, 2008
Joan E. Dunne	25,000	1.4%	$0.73	$0.73	March 27, 2008
	25,000	1.4%	$1.30	$1.30	November 26, 2008
Bradley D. Maynes	25,000	1.4%	$0.73	$0.73	March 27, 2008
	50,000	2.9%	$1.30	$1.30	November 26, 2008
Gordon L. Reese	-	-	-	-	-

The following table sets forth, with respect to the Named Executive Officers, the number of unexercised stock options and the value of in-the-money stock options at December 31, 2003:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End(1) Exercisable/ Unexercisable ($)
Paul R. Baay	Nil	Nil	399,998 / 150,002	$343,666 / $71,334
C.T. (Clint) Broughton	Nil	Nil	149,998 / 100,002	$111,332 / $73,168
Joan E. Dunne	Nil	Nil	66,666 / 183,334	$60,666 / $153,584
Bradley D. Maynes	Nil	Nil	66,666 / 208,334	$63,999 / $169,251
Gordon L. Reese	Nil	Nil	116,666 / 8,334	$76,000 / $-

Notes:

(1) Based on the closing price on December 31, 2003 of $1.66, less the exercise price.

Employment Agreements

The Corporation has entered into the employment agreements (the "Employment Agreements") with each of its executive officers, Paul R. Baay, the President and Chief Executive Officer of the Corporation, C. T. (Clint) Broughton, Vice-President of the Corporation, Joan E. Dunne, Vice-President, Finance and Chief Financial Officer of the Corporation, Bradley D. Maynes, Vice President, Exploration of the Corporation, and Gordon L. Reese, Vice-President of the Corporation. Pursuant to the Employment Agreements, the salary paid to each executive is subject to an annual salary review. Each executive is entitled to participate in and receive rights and benefits under the Corporation's stock option plan and the executive is also entitled to participate in the executive bonus plan to be established by the

Corporation. Mr. Reese's Employment Agreement was terminated on his cessation of employment with the Corporation on November 5, 2003 (see Note 5 to Summary Compensation Table).

The Employment Agreements with Messrs. Baay and Broughton may be terminated by the Corporation upon payment of a severance amount, in lieu of notice, in an amount equal to two times the executive's then current annual salary. In the case of Ms. Dunne and Mr. Maynes, their Employment Agreement may be terminated by the Corporation upon a payment of the severance amount, in lieu of notice, in an amount equal to their then current annual salary if the termination date occurs between the one and two year anniversary date of their starting date and two times their then current annual salary if the termination date is thereafter.

If within three months following the change of control (as defined in the Employment Agreements), the executive's employment is terminated by the Corporation other than for cause, or by the executive following a material adverse change by the Corporation in the duties, powers, rights, salaries, title or location of employment, the executive is entitled to receive a severance amount equal to the severance amount to which the executive would have been entitled pursuant to the above.

Directors

During the last completed financial year of the Corporation, directors of the Corporation (excluding Mr. W.C. (Mickey) Dunn and Mr. Paul R. Baay) were paid cash as compensation based on $300.00 per conference call and $600.00 for every committee and board meeting attended in person for acting as directors of the Corporation, and were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. During the last completed fiscal year, such directors received aggregate fees of $25,800 for acting in such capacities. Mr. W. C. (Mickey) Dunn received an aggregate sum of $60,000 in the last completed financial year of the Corporation for Chairman and advisory services rendered to the Corporation. The directors of the Corporation have been granted stock options pursuant to the Corporation's stock option plan.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Kim M. Ward as Chairman of the Committee, W.C. (Mickey) Dunn and James R. Glass. None of these directors are officers of the Corporation other than W.C. (Mickey) Dunn who is Chairman of the Board of Directors, and all are "unrelated" for the purposes of the TSX Guidelines, as described under "Corporate Governance". The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people which is critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being stock options).

Recommendations for executive compensation are made by the Compensation Committee to the full Board for approval.

Base Salaries

The base annual salary for 2004 for Paul R. Baay, President and Chief Executive Officer has been set at $150,000, Bradley D. Maynes, Vice President, Exploration at $145,000, Joan E. Dunne, Vice President, Finance and Chief Financial Officer at $130,000, and C.T. (Clint) Broughton, Vice President, at $130,000 per year. Base salary ranges are determined upon review of comparative data complied by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior offices of the Corporation, including the Chief Executive Officer, are comparable to the salaries of positions for the Corporation's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the Employment Agreements.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers. The award of a bonus is determined, in the case of employees, by senior management of the Corporation and approved by the Compensation Committee. Bonus levels for vice-presidents are established by the Compensation Committee in consultation with the President, and the President's bonus is established by the Compensation Committee in consultation with the Board. In the case of non-executive employees, bonuses are based on the employee's contribution in adding share value and reducing costs and the employee's contribution to overall corporate goals. In the case of executive officers, including the Chief Executive Officer, bonus awards are based on actual performance as compared to pre-determined targets which are established by the Compensation Committee at the beginning of each fiscal year based on the initial budget of the Corporation. Such targets relate to share price, cash flow per share, income per share, net asset value per share, reserve replacement cost and production levels. A maximum bonus, based on a percentage of base salary, is established for each executive officer. In the case of the Chief Executive Officer, the maximum bonus was established at 100% of base salary and in the case of vice-presidents, the maximum bonus was established at 50% of base salary. Bonuses in the aggregate amount of $82,498 were awarded to the Named Executive Officers in 2003.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

Kim M. Ward
W.C. (Mickey) Dunn
James R. Glass

Indebtedness of Directors and Officers

No director, executive officer or other senior officer of the Corporation, or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the last three years of a $100 investment in the Corporation's Common Shares, with the cumulative total return of the S&P/ TSX Composite Index (previously the TSE 300 Composite Index) and the TSX Oil & Gas Producers Index (previously the TSE Oil & Gas Index), for the comparable period.

The Corporation was amalgamated on August 31, 2000, and subsequently commenced trading on the Canadian Venture Exchange ("CDNX") on September 13, 2000. The Corporation began trading on The Toronto Stock Exchange ("TSX") on February 13, 2001. Disclosure prior to September 13, 2000 is not disclosed as it is not comparable given the change in management and asset base.

Cumulative Total Return on $100 Investment
(September 13, 2000 – December 31, 2003)


160
140
120
100
80
60
40
20
-
Sept 13 2000
Dec 31 2000
Dec 31 2001
Dec 31 2002
Dec 31 2003
True Energy Inc.
S&P/ TSX Composite Index
TSX Oil & Gas Producers Index

Index	13-Sep-00	2000	2001	2002	2003
True Energy Inc.	100	100	50	66	128
S&P/TSX Composite Index	100	83	72	74	76
TSX Oil & Gas Producers Index	100	101	105	120	146

Corporate Governance Practices

In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. All corporations listed on the TSX must now annually disclose their approach to corporate governance with specific reference to each of the fourteen specific Guidelines. The Corporation's disclosure with respect to the Guidelines is set forth in Schedule "A" hereto.

The Ontario Securities Commission has published for comment proposals on corporate governance that are intended to replace the Guidelines when they come into force. These proposals are subject to public comment and final regulatory approval and the Corporation is not aware whether they will be adopted in the form proposed or whether changes will be made to them prior to adoption and therefore such proposals have not been reflected in the disclosure on the Guidelines provided herein.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors and senior officers of the Corporation, any shareholder who beneficially owns more than 10% of the outstanding Common Shares, or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or senior officer or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors and the ratification and approval of the Plan Amendment (to the extent that any such persons are entitled to participate in the Plan and be granted options thereunder).

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 31, 2004.

TRUE ENERGY INC.

(signed) "Paul R. Baay" President and Chief Executive Officer	(signed) "Joan E. Dunne" Vice-President, Finance and Chief Financial Officer

SCHEDULE "A"

True Energy Inc. Guideline Compliance Table

GUIDELINES	COMPLIANCE	COMMENTS
1. The Board should explicitly assume responsibility for the stewardship of the Corporation, including:		
a) the adoption of a strategic planning process;	Yes	The Board has implemented a strategic planning process which involves, among other things, the following: (i) at least one meeting per year will be devoted substantially to the review of strategic plans that are proposed by management; (ii) ongoing meetings of the Board to discuss strategic planning issues, with and without members of management; and (iii) the Board reviews and assists management in forming the short and long term objectives of the Corporation on an ongoing basis.
b) the identification of the principal risks of the Corporation's business and the implementation of appropriate systems to manage these risks;	Yes	The Board has identified the principal risks of the Corporation's business and works with management on an ongoing basis to assess and review the management of such risks.
c) succession planning, including appointing, training and monitoring senior management;	Yes	The Board takes ultimate responsibility for the appointment and monitoring of the Corporation's senior management. No formal system of succession planning has been developed. The Board reviews the performance of the senior executives on an ongoing basis.
d) the Corporation's communications policy;	Yes	The Board reviews, on an ongoing basis, the methods by which the Corporation communicates with its shareholders, regulatory bodies and the public. The Board or individual members review all of the Corporation's major compliance documents, including the Information Circular, The Annual Information Form and the annual and quarterly reports. Through the Audit Committee, the above public financial information is reviewed and rcommended. The Corporation has adopted a Disclosure, Confidentiality and Trading Policy which it requires all directors, officers and employees to comply with.
e) the integrity of the Corporation's internal control and management information systems.	Yes	The Board, both directly and through the Audit and Reserve Committees and the external auditors, assesses the integrity of the Corporation's internal control and management information systems on an ongoing basis.

GUIDELINES	COMPLIANCE	COMMENTS
2. The Board should be constituted with a majority of individuals who qualify as unrelated directors.	Yes	Six of the seven current directors of the Corporation are "unrelated" directors as defined by the TSX, being a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. The TSX Guidelines also recommend that if a corporation has a significant shareholder, in addition to a majority of unrelated directors, the Board should include a number of directors who do not have interests in or a relationship with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the Board of Directors.
3. The analysis of the application of the principles supporting the conclusion in paragraph 2 above.	Yes	The Board consists of seven members, only one of whom, Paul R. Baay, is a member of management. As President and Chief Executive Officer of the Corporation, Paul R. Baay is considered an "inside" and "related" director. John H. Cuthbertson is a partner at Burnet, Duckworth & Palmer LLP which provides legal services to the Corporation. Having regard to the nature of the legal services provided to the Corporation and the materiality of the retainer to such law firm by the Corporation, the Board does not consider Mr. Cuthbertson to be a related director for this purpose. W.C. (Mickey) Dunn, through a corporation, received a retainer from the Corporation in consideration for services rendered to the Corporation. Also having regard to the nature of the services provided and the materiality thereof, the Board does not consider Mr. Dunn to be a related director for this purpose.
4. The Board should appoint a committee of directors composed exclusively of outside, i.e., non-management directors, a majority of whom are unrelated directors, with the responsibility for proposing to the full Board new nominees to the Board and for assessing directors on an ongoing basis.	Yes	The Board has appointed a Corporate Governance Committee, comprised of John H. Cuthbertson as Chairman of the Committee, Kenneth P. Acheson and W. C. (Mickey) Dunn. All members are outside directors. The Corporate Governance Committee has amongst its mandates the responsibility for recommending suitable candidates for nomination to the Board and maintaining an overview of the entire membership of the Board, including a review of their continuing qualifications and the continued validity of their credentials.

GUIDELINES	COMPLIANCE	COMMENTS
5. The Board should implement a process to be carried out by the Nominating Committee or other appropriate committee for assessing the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors.	Yes	The responsibility for the assessment of the effectiveness of the Board as a whole, the committees of the Board, the appointments to those committees and the mandates thereof, as well as the contribution of individual directors on an ongoing basis, has been delegated to the Corporate Governance Committee. The Corporate Governance Committee recommends to the Board following each annual meeting of shareholders the allocation of Board members to each Board committee.
6. The existence of an orientation and education program for new recruits to the Board.	Yes	While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an ad hoc and informal basis. As new directors have joined the Board, management has provided these individuals with an information binder that outlines historical information, minutes of meetings, company policies, insurance coverage and operations data as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the Board members.
7. The size of the Board and the impact of the number of directors upon the Board's effectiveness.	Yes	The Board considers that seven members as proposed to be elected at the Meeting is currently an appropriate number of directors having regard to the size of the Corporation, the number of required committees, the nature of its business and operations and the experience and expertise required to carry out their duties effectively while maintaining a diversity of view and experience.
8. The adequacy and form of the compensation of directors should realistically reflect the responsibilities and risk involved in being an effective director.	Yes	The Board has appointed a Compensation Committee comprised of W.C. (Mickey) Dunn, James R. Glass and Kim M. Ward. The mandate of the Compensation Committee is to formulate and to make recommendations to the Board in respect of compensation issues relating to directors, senior management and the staff of the Corporation, including reviewing and recommending performance objectives and the compensation package for the Chief Executive Officer.

162

GUIDELINES	COMPLIANCE	COMMENTS
9. Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes	The Board has constituted four committees: the Compensation Committee, the Corporate Governance Committee, the Reserve Committee and the Audit Committee. All of the members of each of the Board's committees are unrelated, outside directors. While W.C. (Mickey) Dunn is the Chairman of the Board of Directors, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines. While John H. Cuthbertson is the Corporate Secretary, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines.
10. The Board's responsibility for (or a committee of the Board's general responsibility for) developing the Corporation's approach to governance issues.	Yes	The Board has appointed a Corporate Governance Committee to enhance corporate governance through a continuing assessment of governance issues and a mandate which includes recommending a broad list of topics of interest that are important for discussion and/or action by the Board, and undertaking on behalf of the Board, such other initiatives as are needed to assist the Board in delivering exemplary governance of the Corporation.
11. The Board has developed:		
(a) position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities; and	See comment	To date, the Board has not developed specific position descriptions for its members since the Board, acting together, exercises plenary power. The Board retains all powers not delegated by the Board to management or Board Committees. The Chief Executive Officer's responsibilities are reviewed annually. The Chief Executive Officer is accountable to the Board for meeting corporate objectives and for managing the day to day business of the Corporation, subject to compliance with plans and objectives approved from time to time by the Board. The Board retains responsibility for significant changes in the Corporation's affairs, such as approval of major expenditures, financing arrangements and significant acquisitions and divestitures.
(b) the corporate objectives for which the CEO is responsible for meeting.	Yes	The corporate objectives of the CEO include maximizing shareholder value, implementing the business plan for the Corporation that is reviewed annually by the Board pursuant to the Board's strategic planning process, developing and staffing the Corporation's management structure and providing effective communication between the Board, management and shareholders.

GUIDELINES	COMPLIANCE	COMMENTS
12. The structures and procedures ensuring that the Board can function independently of management.	Yes	The Corporation has appointed W.C. (Mickey) Dunn as Chairman of the Board and the only member of management on the Board is the President and Chief Executive Officer, who does not sit on any of the committees of the Board. The Board believes it functions and can continue to function independently of management. The Board (including the unrelated members thereof) and any committees can meet in the absence of management at their discretion, and any committee or member of the Board may engage outside advisors at the expense of the Corporation in appropriate circumstances, as discussed below.
13.(a) The Audit Committee of the Board should be composed only of outside directors. (b) The roles and responsibilities of the Audit Committee should be specifically defined. (c) The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. (d) The Audit Committee's duties should include oversight responsibility for management reporting on internal controls and should ensure that management has designed and implemented an effective system of internal controls.	Yes	The Corporation's Audit Committee is comprised of Kenneth P. Acheson, W.C. (Mickey) Dunn and Robert G. Rowley, all of whom are outside directors. While W.C. (Mickey) Dunn is the Chairman of the Board of Directors, he is not considered by the Board to be a part of management and thus is an outside director for purposes of the Guidelines. The Audit Committee meets at least once each quarter and, among other things, with the assistance of the external auditors, is responsible for reviewing management programs and policies regarding the adequacy and effectiveness of the internal controls over the accounting and financial reporting systems within the Corporation, including management's response to internal control recommendations of the external auditors.
		The Audit Committee reviews management plans regarding changes in accounting practices and policies and the financial impact thereof and is responsible for reviewing the major areas of management judgement and estimates that have a significant effect upon the financial statements. The Audit Committee receives a yearly update from the Corporation's external auditors with respect to the Corporation's financial control and information systems which comes to their attention during the course of conducting the year end audit. Results of that update is relayed by the Audit Committee to the full Board for its consideration. At least once a year, the Audit Committee meets with the Corporation's external auditors without management present and may do so at any time throughout the rest of the year. All financial statements, quarterly reports, annual report, annual information form and information circular are reviewed by the Audit Committee prior to release for approval.

GUIDELINES	COMPLIANCE	COMMENTS
14. The existence of a system which enables an individual director to engage an outside adviser at the expense of the Corporation in appropriate circumstances.	Yes	A director or a group of directors may engage outside advisors at the expense of the Corporation, subject to approval of the Corporate Governance Committee.

Exhibit 2.3

Management's Responsibilities for Financial Statements

The management of True Energy Inc. is responsible for the preparation and integrity of the accompanying consolidated financial statements and all other information contained in this annual report. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and include amounts that are based on management's informed judgments and estimates where necessary.

The Company maintains internal accounting control systems which are adequate to provide reasonable assurance that assets are safeguarded, transactions are executed in accordance with management's authorization and accounting records are reliable as a basis for the preparation of the consolidated financial statements.

The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.

Specifically, the Audit Committee reviews with management and the external auditors the financial statements and annual report of the Company prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Shareholders have appointed KPMG LLP as the external auditors of the Company, and, in that capacity, they have examined the financial statements for the period ended December 31, 2003.



Paul R. Baay
President and CEO
March 26, 2004



Joan E. Dunne
Vice President, Finance and CFO

Auditors' Report to the Shareholders

We have audited the consolidated balance sheets of True Energy Inc. as at December 31, 2003 and 2002 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.


KPMG LLP

Chartered Accountants
Calgary, Canada
March 10, 2004

Consolidated Balance Sheets

For the years ended December 31,

		2003	2002
ASSETS			
Current assets			
Accounts receivable		**$ 9,754,654**	$ 7,699,237
Deposits and prepaids		**704,380**	853,208
		10,459,034	8,552,445
Property, plant and equipment	*Note 4*	**52,601,113**	40,537,151
		$ 63,060,147	$ 49,089,596
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued liabilities		**$ 13,336,706**	$ 11,249,520
Bank debt	*Note 5*	**11,582,860**	17,195,471
		24,919,566	28,444,991
Capital taxes payable		**835,878**	686,430
Future site restoration and abandonment costs		**1,222,474**	830,474
Future income taxes	*Note 9*	**4,350,000**	-
Shareholders' equity			
Share capital	*Note 7*	**46,723,901**	38,448,124
Deficit		**(14,991,672)**	(19,320,423)
		31,732,229	19,127,701
		$ 63,060,147	$ 49,089,596

Commitments *Note 12*

See accompanying notes to the consolidated financial statements.

On behalf of the Board of Directors,





Kenneth P. Acheson
Director
Chairman, Audit Committee

W. C. (Mickey) Dunn
Director
Chairman of the Board

Consolidated Statements of Operations and Deficit

For the years ended December 31,

		2003	2002
REVENUE			
Petroleum and natural gas sales		**$ 37,560,432**	$ 18,974,327
Royalties, net of Alberta royalty tax credit		**9,516,983**	4,464,490
		28,043,449	14,509,837
EXPENSES			
Production		**8,150,955**	5,119,012
General and administrative		**2,710,131**	2,128,488
Interest on debt		**773,454**	780,533
Depletion, depreciation and site restoration		**8,367,913**	5,180,268
		20,002,453	13,208,301
EARNINGS BEFORE TAXES		**8,040,996**	1,301,536
TAXES	*Note 9*		
Current income tax recoveries		**(186,611)**	(71,340)
Capital taxes		**784,448**	1,151,213
Future income tax		**3,114,408**	-
		3,712,245	1,079,873
NET EARNINGS		**4,328,751**	221,663
Deficit, beginning of period		**(19,320,423)**	(19,542,086)
Deficit, end of period		**$ (14,991,672)**	$ (19,320,423)
Net earnings per share	*Note 10*		
Basic		**$ 0.09**	$ 0.01
Diluted		**$ 0.09**	$ 0.01

See accompanying notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

For the years ended December 31,

		2003	2002
Cash provided by (used in):			
OPERATIONS			
Net earnings		**$ 4,328,751**	$ 221,663
Charges not involving cash:			
Depletion, depreciation and site restoration		**8,367,913**	5,180,268
Future income tax		**3,114,408**	-
Capital tax (recovery)		**(3,546)**	686,430
Prepaid contract revenue	*Note 6*	**-**	(176,700)
Cash flow from operations		**15,807,526**	5,911,661
Change in non-cash working capital		**(3,358,812)**	(2,103,736)
		12,448,714	3,807,925
FINANCING			
Issuance of common shares	*Note 7*	**10,081,567**	3,050,299
Share issue costs	*Note 7*	**(774,727)**	(406,065)
Stock option costs	*Notes 7 & 8*	**204,530**	-
Repayment of debt acquired on acquisition of Gresham Resources Inc.	*Note 3*	**-**	(9,077,736)
Increase (decrease) in bank debt		**(5,612,611)**	4,053,538
		3,898,759	(2,379,964)
INVESTING			
Additions to capital assets		**(19,408,319)**	(9,683,821)
Acquisition of capital assets		**(631,556)**	(911,103)
Proceeds on sale of capital assets		**-**	6,377,618
		(20,039,875)	(4,217,306)
Change in non-cash working capital		**3,692,402**	2,789,345
		(16,347,473)	(1,427,961)
Change in cash		**-**	-
Cash, beginning of period		**-**	-
Cash, end of period		**$ -**	$ -

See accompanying notes to the consolidated financial statements.

1. SIGNIFICANT ACCOUNTING POLICIES:

The consolidated financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in Canada. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. The amounts recorded for depletion and depreciation, the provision for future site restoration, ceiling test factors such as proved reserves production rates, oil and natural gas prices and future costs are estimated. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgment and reasonable limits of materiality and within the framework of the significant policies summarized below:

a) Principles of consolidation:
The consolidated financial statements include the accounts of the Company and its subsidiaries. Any reference to "the Company" throughout these consolidated financial statements refers to the Company and its subsidiaries. All inter-entity transactions have been eliminated.

b) Petroleum and natural gas properties:
The Company follows the full cost method of accounting for petroleum and natural gas operations whereby all costs related to the exploration and the development of petroleum and natural gas reserves are capitalized. These costs include land acquisition costs, geological and geophysical expenses, the costs of drilling both productive and non-productive wells and directly related overhead. Proceeds from the disposal of properties are deducted from the full cost pool without recognition of a gain or loss unless such a sale would significantly alter the rate of depletion and depreciation.

c) Depletion and depreciation:
Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes before royalties in relation to total estimated proved reserves as determined by independent engineers and calculated in accordance with National Instrument 51-101. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.

Calculations for depletion and depreciation of production equipment are based on total capitalized costs plus estimated future development costs of proved undeveloped reserves. The costs of acquiring and evaluating unproved properties are excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion.

The Company applies a ceiling test to capitalized costs to ensure that such costs do not exceed the aggregate of the costs of unproved properties plus future net revenues from production of proved reserves at year end product prices less future administrative, financing, site restoration and income tax expenses.

d) Joint interests:
Substantially all of the Company's exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Future site restoration and abandonment costs:
Future site restoration and abandonment costs are based on management's estimates and amortized using the unit-of-production method over the remaining proved reserves. The provision is included in depletion, depreciation and site restoration in the statement of operations.

f) Prepaid contracts:
Advance payments received under prepaid contracts for oil and gas which is not delivered are deferred and are recognized as revenue when deliveries are made. Revenue is recognized on a straight line basis by dividing the advance payment by the total contracted volumes.

g) Flow-through common shares:
Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share issues are renounced to investors in accordance with income tax legislation. The estimated tax benefits transferred to shareholders are recorded as future income taxes and reduce share capital.

h) Derivative financial instruments:
The Company uses derivative financial instruments from time to time to hedge its exposure to commodity price and foreign exchange fluctuations. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The derivative financial instruments are initiated within the guidelines of the Company's risk management policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Company believes the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term and notional amount do not exceed the Company's firm commitment or forecasted transaction, and the underlying basis of the instrument, such as commodity price or foreign exchange rate, matches the Company's exposure.

The Company enters into hedges of its exposure to petroleum and natural gas commodity prices by entering into crude oil and natural gas swap contracts, options or collars, when it is deemed appropriate. These derivative contracts, accounted for as hedges, are not recognized on the balance sheet. Realized gains and losses on these contracts are recognized in petroleum and natural gas revenue and cash flows in the same period in which the revenues associated with the hedged transaction are recognized. Premiums paid or received are deferred and amortized to earnings over the term of the contract.

i) Stock-based compensation plan:
The Company has one stock-based compensation plan, which is described in note 7 (c). Effective January 1, 2003, compensation expense is recognized for these plans when stock options are issued to employees and extending through the vesting periods of the options. Any consideration paid by employees is credited to share capital.

j) Revenue recognition:
Revenues from the sale of petroleum and natural gas are recorded when title passes to an external party.

k) Income taxes:
Income taxes are recorded using the liability method of tax allocation. Future income tax assets and liabilities are determined based on "temporary differences" and are measured using the current, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

l) Cash and cash equivalents:
Cash and cash equivalents include bank balances and highly liquid temporary money market instruments with original maturities of three months or less.

2. CHANGE IN ACCOUNTING POLICY:

Stock-Based Compensation Plan

In September 2003, the CICA amended Section 3870 "Stock-based compensation and other stock-based payments" to be effective for fiscal years beginning on or after January 1, 2004 with earlier adoption encouraged. In the fourth quarter of 2003, the Company adopted the amended standard which requires the use of the fair value method for valuing stock option grants. Under this method, compensation cost, attributable to share options granted to employees or directors is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. Pursuant to the transition rules, the expense recognized applies to stock options granted on or after January 1, 2003. The impact of the adoption of this amended standard is disclosed in note 8.

3. ACQUISITIONS / DISPOSITIONS:

Effective October 1, 2003, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in central Alberta, specifically in the Goodwin, Greencourt, and Corbett areas (the "Acquisition"). Closing of the acquisition occurred on December 4, 2003 and the Company has accounted for this acquisition as a purchase on this date. The purchase price of $477,412 was fully allocated to petroleum and natural gas properties and has an equivalent tax basis.

On April 26, 2002 the Company sold certain non-strategic assets in the Milton/Hoosier areas to an arm's length third party for net proceeds of $5.9 million. The proceeds from this disposition were fully allocated to petroleum and natural gas properties and have an equivalent tax basis.

On July 31, 2002, the Company acquired all of the issued and outstanding shares of Gresham Resources Inc. pursuant to the plan of arrangement on the basis of 1.4 common shares of the Company for each outstanding share of Gresham. After giving effect to this transaction, the Company had 45,117,756 common shares issued and outstanding. The acquisition was accounted for using the purchase method and was effective July 31, 2002 being the date the majority of Gresham shares were taken up and exchanged for True shares.

The net assets acquired and consideration given were:	
Net assets acquired:	
Property, plant and equipment	$ 14,762,668
Working capital	1,912,955
Future site restoration and abandonment	(100,890)
Debt	(9,077,736)
	$ 7,496,997
Consideration:	
Issued 12,232,654 shares of True Energy valued at $0.60 per share	$ 7,319,313
Acquisition costs	177,684
	$ 7,496,997

On October 17, 2002, the Company sold its assets in the north Dodsland Viking Voluntary Unit to an arm's length third party for $424,000. The proceeds from this disposition were fully allocated to petroleum and natural gas properties and have an equivalent tax basis.

4. PROPERTY, PLANT AND EQUIPMENT:

December 31, 2003	*Cost*	*Accumulated Depletion and Depreciation*	*Net Book Value*
Petroleum and natural gas properties	$ 112,499,021	$ 60,408,569	$ 52,090,452
Office furniture and equipment	902,817	392,156	510,661
	$ 113,401,838	$ 60,800,725	$ 52,601,113
December 31, 2002			
Petroleum and natural gas properties	$ 92,616,603	$ 52,530,569	$ 40,086,034
Office furniture and equipment	745,360	294,243	451,117
	$ 93,361,963	$ 52,824,812	$ 40,537,151

At December 31, 2003, the estimated future site restoration costs to be accrued over the remaining proved reserves are $1,886,000 (2002 - $2,022,000) of which $392,000 has been recorded as additional depletion and depreciation during 2003 (2002 - $303,000).

Unproved properties with a cost of approximately $11,294,000 (2002 - $9,195,000) included in property, plant and equipment have not been subject to depletion.

At December 31, 2003, the Company performed the ceiling test, using year end prices, and no write-down of the carrying value of the assets is required.

5. BANK DEBT:

The Company has a demand revolving credit facility with an authorized borrowing amount of $20,000,000 with a Canadian chartered bank. Interest is payable at the lenders' prime rate plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. Security is provided by a general assignment of book debts of the Company, a $10,000,000 floating charge debenture over all assets of the Company, a fixed charge over certain producing petroleum and natural gas reserves at Smiley and first floating charge supplemental debentures of $80,000,000. A standby fee is charged on one half of one percent on the undrawn portion of the credit facility. The availability under the facility is subject to an interim review by January 31, 2004, and an annual review by May 31, 2004.

6. PREPAID GAS CONTRACT:

The Company entered into a prepaid contract for future delivery of natural gas commencing November 1, 1998. The Company received $1,387,000 on November 1, 1998 for 1,000 gigajoules of natural gas per day at $1.90 per gigajoule at the wellhead for a period of two years.

On July 18, 2000, an amending agreement was signed with the consumer which stated that the Company did not have to deliver any gas for the seven months from June 1 to December 31, 2000. The completion of the 458,000 gigajoules of pre-purchase gas delivery restarted at the 1,000 gigajoules per day rate on January 1, 2001. The Company satisfied the remaining obligations under the contract during 2002.

7. CAPITAL STOCK AND CONTRIBUTED SURPLUS:

a) Authorized:
Unlimited number of voting common shares
Unlimited number of non-voting first preferred shares

b) Issued:

Common Shares	*Number of Shares*	*Amount*
Balance, December 31, 2001	28,775,102	$ 28,484,577
Options exercised	26,665	16,299
Issued through private placement	4,100,000	3,034,000
Issued on acquisition of Gresham Resources Inc.	12,232,654	7,319,313
Share issue costs		(406,065)
Balance, December 31, 2002	45,134,421	38,448,124
Issued on exercise of stock options	409,999	306,567
Issued for cash on private placement	5,000,000	5,750,000
Flow-through shares issued for cash on private placement	3,500,000	4,025,000
Contributed surplus	-	204,530
Share issue costs, net of future income taxes of $484,290	-	(290,438)
Tax effect of flow-through shares	-	(1,719,882)
Balance, December 31, 2003	54,044,420	$ 46,723,901

The Company has commitments to incur $2,038,231 of Canadian Exploration Expense deductions in 2004 to satisfy flow-through agreements.

c) Stock options:

On August 31, 2000, the Board of Directors approved a stock option plan (the "Plan") for directors, officers, employees and consultants of the Company up to a maximum amount as approved by the shareholders (4,825,000 at December 31, 2003 and 3,050,000 at December 31, 2002). The exercise price shall not be lower than the closing sale price for board lots of common shares on the trading day immediately prior to the day on which the options are granted, and an option's maximum term is five years. The vesting period is determined by the Board and averages three years.

The following table summarizes information about stock options outstanding at December 31, 2003:

Range of Exercise Prices	*Number Outstanding*	*Weighted Average Remaining Life (years)*	*Weighted Average Exercise Price*	*Number Exercisable*	*Weighted Average Exercisable Price*
$0.57 to $0.70	837,500	3.3	$0.64	425,000	$0.64
$0.73 to $0.79	1,315,000	3.4	0.75	787,500	0.75
$0.85 to $1.00	500,000	3.1	0.92	266,666	0.90
$1.15 to $1.24	359,000	4.2	1.22	-	-
$1.30 to $1.70	674,500	4.5	1.36	-	-
$0.57 to $1.70	3,686,000	3.6	$0.91	1,479,166	$0.75

The following table summarizes the changes in stock options outstanding:

	Options	*Weighted Average Exercise Price*
Outstanding at December 31, 2001	2,022,500	$0.91
Cancelled	(1,669,169)	0.86
Granted	2,202,500	0.70
Exercised	(26,665)	0.61
Outstanding at December 31, 2002	2,529,166	$0.77
Cancelled	(186,667)	0.73
Granted	1,753,500	1.05
Exercised	(409,999)	0.75
Outstanding at December 31, 2003	3,686,000	$0.91

8. STOCK-BASED COMPENSATION:

At December 31, 2003, the Company has one stock-based compensation plan, which is described in Note 7(c). In the fourth quarter of 2003, the Company prospectively adopted the amendments to CICA Handbook Section 3870 "Stock-based compensation and other stock-based payments" pursuant to the transitional provisions contained therein. In accordance with the transition rules, the expense recognized applies to stock options granted in 2003. During the twelve months ended December 31, 2003, the Company granted 1,753,500 (2002 - 2,202,500) stock options to employees, consultants and directors. As a result of adopting this amended standard, net income for the year ended December 31 2003, decreased by $204,530 and contributed surplus increased by $204,530.

For stock options granted in 2002 and prior years, the Company elected to continue accounting for the related compensation expense on the intrinsic value at the grant date. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to stock options granted in 2002.

The Company continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Company's net earnings and net earnings per share for the years ended December 31, 2003 and 2002 would approximate the following pro forma amounts:

	2003	*2002*
Net earnings (loss):		
As reported	**$ 4,328,751**	$ 221,663
Pro forma	**$ 4,127,773**	$ (518,688)
Net earnings per share:		
As reported	**$ 0.09**	$ 0.01
Pro forma	**$ 0.09**	$ (0.01)
Diluted:		
As reported	**$ 0.09**	$ 0.01
Pro forma	**$ 0.08**	$ (0.01)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	2003	*2002*
Assumptions:		
Risk free interest rate *(%)*	**5.66**	5.73
Expected life *(years)*	**5.0**	5.0
Expected volatility *(%)*	**85**	105
Results:		
Weighted average fair value of options granted *($)*	**0.52**	0.56

9. INCOME TAXES:

The provision for income taxes differs from the expected amount calculated by applying the combined federal and provincial corporate income tax rate (2003 - 42.75%, 2002 - 44.30%) to earnings before income taxes. This difference results from the following items:

	2003	*2002*
Expected income tax expense	**$ 3,437,616**	$ 576,559
Crown royalties and charges	**1,767,302**	1,273,618
Resource allowance	**(1,654,500)**	(1,015,129)
Change in valuation allowance	**(916,434)**	(17,711)
Change in enacted tax rates	**117,884**	1,784
Other	**362,540**	(819,121)
Future income tax expense	**3,114,408**	-
Current income tax recoveries	**(186,611)**	(71,340)
Capital tax expense	**784,448**	1,151,213
Total tax expense	**$ 3,712,245**	$ 1,079,873

The components of the net future income tax liability at December 31 are as follows:

	2003	2002
Future income tax liabilities:		
Petroleum and natural gas properties	$ (2,004,192)	$ -
Partnership deferral	(5,374,987)	-
Future income tax assets:		
Petroleum and natural gas properties	261,795	95,564
Future site restoration	440,420	275,915
Share issue costs	757,500	544,955
Non-capital losses	1,160,946	
Attributed Canadian Royalty Income	386,658	
Other	21,860	
	(4,350,000)	916,434
Valuation allowance	-	(916,434)
Net future income tax liability	$ (4,350,000)	$ -

During 2003, a current income tax recovery of $186,611 was recorded to reflect overestimated income taxes owing by Gresham Resources Inc. and Marengo Exploration Ltd.

During 2002, a current income tax recovery of $71,340 was recorded to reflect overestimated income taxes owing by Marengo Exploration Ltd. and True Energy Inc.

Included in capital tax expense of $784,448 are capital taxes of $835,878 that will become payable in 2004.

10. PER SHARE AMOUNTS:

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year.

The Company uses the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method, only "in the money" dilutive instruments impact the diluted calculations in computing diluted earnings per share.

In computing diluted earnings and cash flow from operations per share, 950,147 (2002 - 55,113) shares were added to the 48,335,571 (2002 - 36,505,356) weighted average number of common shares outstanding during the year for the dilutive effect of stock options. A total of 1,021,500 (2002 - 1,960,000) options were excluded from the calculation as they were not dilutive.

11. SUPPLEMENTAL CASH FLOW INFORMATION:

	2003	2002
Cash paid:		
Interest	$ 773,454	$ 780,533
Taxes (net of refunds)	$ (152,706)	$ 224,701
Non-cash investing and financing activities:		
Issue of common shares on acquisition of Gresham	-	$ 7,319,313
Net assets acquired on acquisitions	-	$ 7,496,997

12. COMMITMENTS:

The Company is committed to payments under operating leases for office space as follows:

Year		*Gross Amount*		*Expected Recoveries*		*Net Amount*
2004	$	654,789	$	177,837	$	476,952
2005		567,404		118,290		449,114
2006		518,153		59,145		459,008
2007		490,388		-		490,388
2008		286,060		-		286,060
	$	2,516,794	$	355,272	$	2,161,522

13. FINANCIAL INSTRUMENTS COMMODITY RISK:

a) Credit risk:
A substantial portion of the Company's accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal industry credit risks. The Company sells substantially all of its production to three primary purchasers under normal industry sale and payment terms. Purchasers of the Company's natural gas, crude oil and natural gas liquids are subject to an internal credit review to minimize the risk of non-payment.

b) Fair value of financial instruments:
The carrying amounts of financial instruments included in the balance sheet, other than long-term debt, approximate their fair value due to their short-term maturity. The long-term carrying value approximates fair value due to the cost of borrowing being at a floating rate.

c) Commodity risk:
The Company seeks to reduce its exposure to commodity price risk in its business through the use of physical product arrangements, futures, and options.

On January 30, 2003, the Company entered into a natural gas commodity price swap for 3,000 gigajoules per day for the period April 1, 2003 to October 31, 2003. The contract establishes that the Company would pay the counter party the differential for any month when the AECO "C" price was established at more than CDN $6.08 per gigajoule and that the counter party would pay the Company the differential when theAECO "C" price was established at less than CDN $6.08 per gigajoule. For the year ended December 31, 2003, the Company recorded a reduction to gas sales of $57,861 for this transaction.

The Company had entered into a fixed price sales contract to deliver heavy oil Lloydblend (LLK) at a price of $30.18 per barrel on 200 barrels per day for the period from May 1, 2002 to December 31, 2002. Effective October 1, 2002, the fixed price sales contract was modified in respect of the committed volumes to 100 barrels per day from October 1, 2002 to December 31, 2002.

In addition, the Company had entered into a fixed price sales contract to deliver heavy oil Lloydblend (LLK) at a price of $26.74 per barrel on 100 barrels per day for the period from May 1, 2002 to April 30, 2003. Effective October 1, 2002, the fixed price sales contract was modified in respect of the committed volumes to 50 barrels per day from October 1, 2002 to April 30, 2003.

The Company had entered into another fixed price sales contract to deliver heavy oil Lloydblend (LLK) at a price of $27.87 per barrel on 200 barrels per day for the period January 1, 2003 to June 30, 2003.

During March 2002, the Company entered into a natural gas contract for 3,000 gigajoules per day for the period April 1, 2002 to October 31, 2002. The contract established a floor price of CDN $4.00 per gigajoule and a ceiling price of CDN $5.00 per gigajoule at the AECO-C Hub. The total gain included in 2002 revenue relating to this hedging transaction was $254,701.

14. SUBSEQUENT EVENTS:

a) During the third quarter of 2003, the Company committed to drill four wells pursuant to a farm-in agreement with an oil and gas company in the Whitecourt, Alberta area by March 15, 2004. At December 31, 2003, the Company has drilled two of the four wells and has drilled the remaining two during the first quarter of 2004.

The Company has committed to drill one well in Alberta pursuant to a farm-in agreement with another oil and gas company during 2004.

b) Effective January 1, 2004, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in the Company's west central Saskatchewan core area. Closing of the acquisition occurred on March 1, 2004 and the Company will account for this acquisition as a purchase on this date.

Abbreviations and Glossary

AECO	*a storage and pricing hub for Canadian natural gas markets*
/d	*per day*
boe	*barrels of oil equivalent (6 mcf of natural gas = 1 barrel of oil equivalent)*
bbls	*barrels*
established reserves	*proved reserves plus one half probable reserves*
mboe	*thousand barrels of oil equivalent*
mcf	*thousand cubic feet*
mmboe	*millions barrels of oil equivalent*
mmcf	*million cubic feet*
NGLs	*natural gas liquids*
WTI	*West Texas Intermediate, a benchmark crude oil used for pricing comparison*

Exhibit 2.4

November 9, 2004 - The following Management's Discussion and Analysis of financial results as provided by the management of True Energy Inc. ("True" or "The Company") should be read in conjunction with the unaudited interim consolidated financial statements and selected notes for the three and nine months ended September 30, 2004 and 2003 and the audited consolidated financial statements and Management Discussion and Analysis for the years ended December 31, 2003 and 2002. This commentary is based on information available to November 9, 2004. The financial data presented is in accordance with Canadian generally accepted accounting principles in Canadian dollars, except where indicated otherwise.

The term barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet per barrel (6 mcf/ bbl) of natural gas to barrels of oil equivalence is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All BOE conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Management's Discussion and Analysis contains the term cash flow from operations, which should not be considered an alternative to, or more meaningful than, cash flow from operations or funds flow from operations as determined in accordance with Canadian generally accepted accounting principals ("GAAP") as an indicator of the Company's performance. The Company presents cash flow from operations per share whereby per share amounts are calculated consistent with the calculation of earnings per share. The consolidated statements of cash flows in the unaudited interim financial statements present the reconciliation between net earnings and cash flow from operations.

Management's Discussion and Analysis also contains other terms such as net debt and operating netbacks, which are not recognized measures under GAAP. Management believes these measures are useful supplemental measures of firstly, the total amount of current and long term debt the Company has and, secondly, the amount of revenues received after royalties and operating costs. Readers are cautioned, however, that these measures should not be construed as an alternative to other terms such as current and long term debt or net income determined in accordance with GAAP as measures of performance. True's method of calculating these measures may differ from other companies, and accordingly, may not be comparable to measures used by other companies.

Additional information relating to True, including True's revised Annual Information Form for the year ended December 31, 2003, is on SEDAR at www.sedar.com.

NET EARNINGS AND CASH FLOW FROM OPERATIONS

True generated cash flow from operations of $23.6 million for the nine months ended September 30, 2004, up 105% from the $11.5 million produced in the same period of 2003. For the three months ended September 30, 2004, cash flow from operations of $8.6 million grew 85% compared to $4.7 million for the third quarter of the prior year.

Cash Flow from Operations	***Three months ended Sept. 30***		***Nine months ended Sept. 30***	
	2004	***2003[1]***	***2004***	***2003[1]***
Cash flow from operations	**$ 8,593,160**	$ 4,655,769	**$ 23,640,469**	$ 11,518,139
Basic	**$ 0.14**	$ 0.10	**$ 0.40**	$ 0.25
Diluted	**$ 0.14**	$ 0.09	**$ 0.39**	$ 0.24

[1] *Restated to reflect changes in accounting policies.*

For the nine months ended September 30, 2004, net earnings were $6.1 million, compared to $5.0 million for the same period in 2003. Net earnings for the third quarter of 2004 were $2.3 million, 3% less than third quarter 2003 net earnings.

Net Earnings	***Three months ended Sept. 30***		***Nine months ended Sept. 30***	
	2004	***2003[1]***	***2004***	***2003[1]***
Net earnings	**$ 2,295,174**	$ 2,375,718	**$ 6,126,593**	$ 5,044,945
Basic	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11
Diluted	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11

[1] *Restated to reflect changes in accounting policies.*

SALES VOLUMES

Sales volumes for the three months ended September 30, 2004 averaged 5,130 boe/d compared to 4,972 boe/d in the second quarter of 2004. Throughout the third quarter, sales rates reflected operational difficulties associated with wet conditions, down time for equipment maintenance and safety-related shut-in of heavy oil wells as nearby wells were drilled. These operational issues were offset by the gradual bringing on-stream of new wells drilled during the second quarter of the year. Third quarter drilling will mostly be placed on production over the last quarter of this year. Production levels are currently 6,100 boe/d, weighted 68% toward natural gas.

During the third quarter of 2004, the weighting toward natural gas averaged 67%, compared to 63% in the corresponding period of 2003. In the first nine months of 2004, average daily sales were 4,753 boe/d, up 73% from 2,752 boe/d in 2003.

Sales Volumes	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Natural gas *(mcf/d)*	**20,543**	12,390	**18,832**	10,182
Heavy oil *(bbls/d)*	**1,473**	1,021	**1,394**	840
Light oil and NGLs *(bbls/d)*	**233**	217	**221**	215
Total crude oil and NGLs *(bbls/d)*	**1,706**	1,238	**1,615**	1,055
Total boe/d *(6:1)*	**5,130**	3,303	**4,753**	2,752

Sales of natural gas averaged 20.5 Mmcf/d during the third quarter of 2004, compared to 20.3 Mmcf/d in the second quarter of 2004. During this quarter True tied in 9 (9.0 net) natural gas wells located in the Dodsland and Coleville Driver areas of Saskatchewan, of which all but one was a second quarter drill. Of the natural gas wells drilled in the third quarter, one was tied in by the end of the third quarter and four more are now tied in.

Crude oil and natural gas liquids sales for the first nine months of 2004 averaged 1,615 bbls/d, up 53% from 2003 average sales of 1,055 bbls/d. In the third quarter crude oil and NGL sales volumes averaged 1,706 bbls/d compared to 1,238 bbls/d during the same period of 2003. During the quarter, True drilled and tied in two 100% owned horizontal heavy oil wells at Kerrobert. A sixth horizontal heavy oil well this year was drilled and tied in at Kerrobert early in the fourth quarter of 2004, bringing total heavy oil volumes to current levels of 1,740 bbls/d, or 29% of total volumes.

COMMODITY PRICES

The impact of changes in the Canadian dollar from the conversion of US$ based commodities prices reduced profitability during the third quarter of 2004, as the Canadian/ U.S. exchange rate deteriorated 4% from an average of 0.7362 in the second quarter of the year to 0.7648. For the nine months ending September 30, the average exchange rate in 2004 was up 7% compared to the same period of 2003, with a 5% change in the third quarter of 2004 compared to 2003.

Average Commodity Prices	*Three months ended Sept. 30*			*Nine months ended Sept. 30*		
	2004	***2003***[1]	***% Change***	***2004***	***2003***[1]	***% Change***
Exchange rate *(US$/Cdn$)*	**0.7648**	0.7250	5	**0.7534**	0.7016	7
NYMEX *(US$/mmbtu)*	**5.58**	4.90	14	**5.82**	5.50	6
Alberta spot *($/mcf)*	**6.08**	5.75	6	**6.41**	6.79	-6
True's average prices *($/mcf)*						
- before transportation and hedge	**6.29**	6.08	3	**6.64**	7.01	-5
- before transportation and after hedge	**6.29**	6.09	3	**6.64**	6.96	-5
WTI *(US$/bbl)*	**43.91**	30.24	45	**39.19**	31.07	26
Edmonton par - light oil *($/bbl)*	**56.56**	41.31	37	**51.12**	44.59	15
Bow River - heavy oil *($/bbl)*	**41.60**	30.63	36	**37.78**	33.78	12
True's average prices, before transportation *($/bbl)*						
- light crude and condensate	**50.46**	38.66	31	**48.02**	42.85	12
- NGLs	**23.90**	29.72	-20	**32.27**	30.32	6
- light crude oil, condensate and NGLs	**49.24**	36.40	35	**45.79**	40.67	13
- heavy crude oil	**35.62**	24.53	45	**30.02**	26.59	13
- crude oil and NGLs	**37.48**	26.61	41	**32.18**	29.46	9

[1] *Restated to reflect changes in accounting policies.*

True's natural gas is primarily sold on the daily spot market, with some contracts based on the historical Alberta spot price and others based on the future month spot price. During the first nine months of 2004, the Alberta Spot reference price declined by 6% compared to 2003. Over this same time frame, True received an average price of $6.64/Mcf for its natural gas (before hedging and transportation costs), 5% less than the prior year. In the three month period ended September 30, 2004, before accounting for transportation costs or hedges, True received an average natural gas price of $6.29/Mcf, 3% greater than in the same period in 2003. During the same period the Alberta Spot price grew by 6%. True's 2004 contract prices are referenced to both future and historical spot prices, versus historical spot prices in 2003.

For heavy crude oil, True received an average price before transportation of $35.62/bbl during the third quarter of 2004, 45% more than in 2003. The average reference price for Bow River crude was 36% greater over the same period. While the heavy oil differential widened towards the end of the third quarter, the actual heavy oil price was stronger with the higher underlying light oil prices. During the first nine months of 2004, True's heavy oil price received averaged $30.02/bbl, or 13% more than in the prior year, compared to the 12% increase in the price for Bow River reference prices over this period. The Company blends most of its heavy oil with condensate on a 4:1 ratio. This causes True's heavy oil price to reflect changes in the spot price of purchasing condensate to achieve this blending.

For light oil, condensate and NGL's, True received an average $49.24/bbl during the third quarter of 2004, 35% greater than the average price received in 2003. The average Edmonton par price was 37% higher during the third quarter of 2004 compared to 2003. In the nine months ending September 30, 2004, True's average price was $45.79/bbl, 13% greater than in 2003, compared to a 15% increase in the average Edmonton par price.

Revenue

Revenue before transportation for the nine months ended September 30, 2004 was $48.5 million, 74% greater than the $27.8 million generated in the same period in 2003. During the third quarter of 2004, pre-transportation revenue of $17.8 million was 78% more than the corresponding 2003 period. The higher revenue was the result of significant growth in production volumes for both natural gas and heavy crude oil, complemented by higher commodity prices, primarily for crude oil.

Revenue *($000s)*	***Three months ended Sept. 30***		***Nine months ended Sept. 30***	
	2004	***2003***[1]	***2004***	***2003***[1]
Light oil and condensate	**1,029**	577	**2,498**	2,073
NGLs	**23**	150	**277**	310
Heavy oil	**4,829**	2,304	**11,462**	6,100
Crude oil and NGLs	**5,881**	3,031	**14,237**	8,483
Natural gas	**11,879**	6,924	**34,242**	19,497
Natural gas hedge	**-**	12	**-**	(139)
Total before transportation	**17,760**	9,967	**48,479**	27,841
Transportation	**(510)**	(236)	**(1,278)**	(599)
Total	**17,250**	9,731	**47,201**	27,242

[1] *Restated to reflect changes in accounting policies.*

True had a natural gas commodity price swap for 3,000 gigajoules per day for the period April 1, 2003 to October 31, 2003 based on an AECO "C" price of Cdn. $6.08 per gigajoule. For the first nine months of 2003, the Company recorded a decrease to gas sales of $139 thousand. True has not had any hedges in place in 2004.

Transportation costs continue at approximately 2% to 3% of gross revenues for the three and nine months ending September 30, for 2004 and 2003.

Royalties

For the nine months ending September 30, 2004, total royalties were $12.3 million, 79% more than the $6.9 million incurred in the same period in 2003. For the three months ended September 30, 2004, the Company paid $4.6 million in royalties, 88% more than in the corresponding quarter of 2003, proportionally slightly more than the increase in sales revenues for both the three and nine month periods. Royalties as a percentage of pre-hedge sales (after transportation costs) for the nine and three months ending September 30 remained in the 25% to 27% band. In 2004, royalty rates have increased marginally reflecting the combination of higher crude oil prices, True's increased drilling this year under numerous farm-in agreements with overriding royalty obligations, and reaching the maximum royalty free volumes allowed on selected heavy oil wells.

Royalties, by Commodity Type *($000s)*	***Three months ended Sept. 30***		***Nine months ended Sept. 30***	
	2004	***2003***	***2004***	***2003***
Light crude oil and condensate	**126**	131	**403**	368
NGLs	**7**	27	**62**	82
Heavy oil	**1,212**	491	**2,485**	1,314
Natural gas	**3,238**	1,789	**9,396**	5,140
Total	**4,583**	2,438	**12,346**	6,904

Royalties, as a % of Commodity Sales *(before hedge, after transportation costs)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Light crude oil and condensate	**12**	23	**16**	18
NGLs	**30**	18	**22**	26
Heavy oil	**25**	22	**22**	21
Natural gas	**27**	27	**27**	27
Total	**27**	25	**26**	25

Royalties, by Type *($000s)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Crown royalties	**3,006**	1,582	**7,985**	4,603
Freehold and GORR	**1,652**	932	**4,639**	2,524
Alberta Royalty Tax Credit	**(75)**	(76)	**(278)**	(223)
Total	**4,583**	2,438	**12,346**	6,904

Operating Expenses

For the three months ended September 30, 2004, operating costs totaled $3.2 million, compared to $2.0 million recorded in the same period of 2003. In the nine months ended September 30, 2004, $8.2 million of operating costs were incurred, compared to $5.8 million in the same period of 2003. During the third quarter of 2004, operating costs averaged $6.74/boe, up from the $5.54/boe enjoyed during the second quarter of this year, with a very wet summer making field operations more costly. In addition, the Company have incurred incremental costs in 2004 compared to 2003 for trucking water, chemical and treating costs, compressor rentals, and gathering and processing charges. For the nine months, operating costs have averaged $6.26/boe this year, down $1.46/boe from the average costs per boe in 2003.

Operating costs for the last quarter of 2004 are expected to be similar to the third quarter, as increased costs from winter conditions are expected to equate to the incremental costs from a wet July and August. Cost savings from the installation of a new compressor at Dodsland in August should be enjoyed in the last quarter of this year.

Production Costs, by Commodity Type *($000s)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Light crude oil and condensate	**171**	74	**509**	379
NGLs	**14**	20	**45**	67
Heavy oil	**901**	664	**2,236**	2,066
Natural gas	**2,096**	1,193	**5,366**	3,290
Total	**3,182**	1,951	**8,156**	5,802

Production Costs per Unit, by Commodity Type	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Light crude oil and condensate *($/bbl)*	**8.39**	4.97	**9.79**	7.85
NGLs *($/bbl)*	**14.30**	3.87	**5.20**	6.53
Heavy oil *($ bbl)*	**6.64**	7.07	**5.85**	9.00
Natural gas *($/mcf)*	**1.11**	1.05	**1.04**	1.18
Total *($/boe)*	**6.74**	6.42	**6.26**	7.72

Operating Netbacks

Field operating netbacks for natural gas during the third quarter of 2004 of $3.27/Mcf were within 1% of 2003 netbacks, reflecting an increased gas price more than offset by higher transportation, royalty and operating costs. For the nine month period, operating net backs for natural gas declined 4% as a 12% improvement in operating costs was more than offset by lower gas prices.

Field Operating Netbacks Natural Gas($/mcf)	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003[1]***	***2004***	***2003[1]***
Sales	**6.29**	6.08	**6.64**	7.01
Hedge	**-**	0.01	**-**	(0.05)
Transportation	**(0.20)**	(0.16)	**(0.17)**	(0.15)
Royalties	**(1.71)**	(1.57)	**(1.82)**	(1.86)
Production expense	**(1.11)**	(1.05)	**(1.04)**	(1.18)
Field operating netback	**3.27**	3.31	**3.61**	3.77

[1] *Restated to reflect changes in accounting policies.*

Field operating netbacks for crude oil and NGLs averaged $21.02/bbl during the third quarter of 2004, an improvement of $7.27/bbl, or 53% compared to 2003, primarily driven by increased crude oil prices.

Field Operating Netbacks Crude Oil & NGLs ($/bbl)	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003[1]***	***2004***	***2003[1]***
Sales	**37.48**	26.61	**32.18**	29.46
Transportation	**(0.97)**	(0.51)	**(0.95)**	(0.56)
Royalties	**(8.57)**	(5.70)	**(6.67)**	(6.13)
Production expense	**(6.92)**	(6.65)	**(6.30)**	(8.72)
Field operating netback	**21.02**	13.75	**18.26**	14.05

[1] *Restated to reflect changes in accounting policies.*

Overall, crude oil and NGL field operating netbacks for True during the first three quarters of 2004 improved by 30% compared to 2003 at an average $18.26/boe, with increased prices and decreased operating costs.

For the nine month period ending September 30, 2004, True's overall field netback averaged $20.50/boe compared to $19.35/boe for the same 2003 period with reduced operating costs and increased crude oil commodity prices, partially offset by increased royalty costs. During the third quarter of 2004, company field operating netbacks improved by 14% compared to 2003, primarily driven by increased crude oil sales prices while transportation, royalties and operating costs all increased on a per unit basis.

Corporate Field Operating Netbacks ($/boe)	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003[1]***	***2004***	***2003[1]***
Sales	**37.63**	32.80	**37.22**	37.06
Transportation	**(1.08)**	(0.77)	**(0.98)**	(0.80)
Royalties	**(9.71)**	(8.03)	**(9.48)**	(9.19)
Production expense	**(6.74)**	(6.42)	**(6.26)**	(7.72)
Field operating netback	**20.10**	17.58	**20.50**	19.35

[1] *Restated to reflect changes in accounting policies.*

General and Administrative

General and administrative expenses for the nine months ended September 30, 2004 were $2.5 million compared to $2.0 million for the same period in 2003. In the third quarter of 2004, the net cost of general and administrative charges were $0.7 million, compared to $0.5 million in the comparable 2003 period. In 2004 gross costs, amounts capitalized and recovered have all increased, reflecting the personnel and related supplies required to administer the increased production base while continuing to generate exploration opportunities. On a per unit of production basis, costs in 2004 have declined in both the third quarter and for the nine months ended September 30 when compared to the same periods of 2003, reflecting increased efficiencies.

General and Administrative Costs *($000s, except where noted)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***[1]	***2004***	***2003***[1]
Gross costs	**1,456**	900	**4,710**	3,219
Capitalized	**(327)**	(120)	**(1,365)**	(434)
Recoveries	**(383)**	(265)	**(889)**	(767)
Net costs	**746**	515	**2,456**	2,018
Net costs, per unit *($/boe)*	**1.58**	1.69	**1.89**	2.69

[1] *Restated to reflect changes in accounting policies.*

General and administrative expenses for the three and nine month period ending September 30, 2003 have been restated to reflect the fourth quarter 2003 adoption of the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Payments", resulting in increased costs of $40 thousand and $107 thousand respectively. In 2004, stock compensation costs for the first three quarters of 2004 are $511 thousand, of which $178 thousand was in the third quarter.

Interest Expense

True recorded $84 thousand of interest expense for the three months ended September 30, 2004 compared to $164 thousand charged in the same period of 2003. For the nine months ending September 30, 2004 interest expense was $406 thousand, down from $655 thousand in the same period in 2003. True's costs of borrowing declined in 2004 compared to 2003 with the transition from prime plus one and a quarter percent to a price grid basis dependent on the net debt to cash flow ratio, as determined on a quarter by quarter basis. Further savings during the third quarter of 2004 were realized from lower average bank indebtedness levels compared to the same period in 2003.

Interest Costs *($000s, except wherenoted)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Interest expense	**84**	164	**406**	655
Interest *($/boe)*	**0.18**	0.54	**0.31**	0.87
Net debt at quarter end	**15,342**	11,448	**15,342**	11,448
Debt to periods cash flow ratio annualized	**0.4x**	0.6x	**0.5x**	0.75x

Capital Expenditures

During the third quarter of 2004, True invested $13.1 million on capital projects, compared to $4.9 million in 2003. True drilled or participated in 27 (24.6 net) wells during the third quarter of 2004, resulting in 23 (20.6 net) natural gas wells, 2 (2.0 net) heavy oil wells, 1 (1.0 net) light oil well and 1 (1.0 net) well that was dry and abandoned.

Capital expenditures for the nine months ending September 30, 2004 totaled $37.4 million, while $12.5 million was expended in the prior year. During the first nine months of 2004, True has drilled 66 (55.0 net) wells with a net success rate of 90%. True anticipates spending between $54 million to $56 million on capital expenditures during 2004.

During the third quarter, True replaced a rental compressor in the Dodsland area of Saskatchewan with an owned unit, reducing operating costs at this facility by $20,000 per month. At Coleville, True installed a third compressor, bringing total gas processing capacity in Saskatchewan to 22 Mmcf/d. During the fourth quarter of 2004, at Dodsland, a new 5 Mmcf/d capacity facility is being installed in addition to the compressor added in the third quarter, and is expected to be on stream by year end.

Capital Expenditures *($000s)*	*Three months ended Sept. 30*		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Lease acquisitions and retention	**1,456**	853	**3,051**	1,486
Geological and geophysical	**319**	127	**1,220**	569
Drilling and completion costs	**8,107**	3,237	**18,953**	8,015
Facilities and equipment	**3,302**	512	**6,006**	1,709
Exploration and development	**13,184**	4,729	**29,230**	11,779
Acquisitions	**(94)**	-	**8,388**	184
Head office expenditures	**13**	184	**114**	548
Total expenditures	**13,103**	4,913	**37,732**	12,511
Dispositions	**-**	-	**(312)**	-
Net capital expenditures	**13,103**	4,913	**37,420**	12,511

True continues to develop its land base. At September 30, 2004, True has approximately 291,700 net undeveloped acres of land, of which 150,550 net acres are in Alberta and 141,150 net acres are in Saskatchewan.

During the second quarter of 2004, the Company committed to drill three wells and recomplete one well in Alberta by the end of 2004 pursuant to the second phase of a farm-in agreement with an oil and gas company. During the second and third quarters, two wells were drilled. The Company expects to satisfy the remaining drilling and recompletion commitment by the end of 2004 at an estimated cost for True's interest of approximately $1.0 million.

The Company has also committed to drill three wells during 2004 and one well in 2005 in Alberta pursuant to various farm-in agreements with oil and gas companies at an estimated cost to the Company of $1.7 million in 2004 and $400,000 in 2005.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion (site restoration) expense for the third quarter of 2004 was $3.4 million, compared to $2.1 million in 2003, approximately 1% higher per boe in 2004. For the nine months ended September 30, 2004 the depletion, depreciation and accretion charge of $10.2 million was 7% greater per boe than the corresponding 2003 period.

The costs for the three and nine month periods ending September 30, 2003 have been restated to reflect the adoption of CICA Handbook Section 3110 "Asset Retirement Obligations", with increased charges of $32 thousand and $89 thousand respectively.

Depletion, Depreciation and Accretion Costs *($000s, except where noted)*	***Three months ended Sept. 30***		***Nine months ended Sept. 30***	
	2004	***2003***[1]	***2004***	***2003***[1]
Depletion	**2,238**	1,260	**6,872**	3,171
Depreciation	**1,079**	851	**3,158**	2,243
Accretion	**45**	32	**123**	89
Total	**3,362**	2,143	**10,153**	5,503
Per unit *($/boe)*	**7.12**	7.05	**7.80**	7.31

[1] *Restated to reflect changes in accounting policies.*

Income Taxes

For the three and nine months ending September 30, 2004 True has recorded a provision for capital taxes of $0.5 million and $1.1 million respectively, reflecting both the growth in the balance sheet of the Company and the increased gross sales revenues from Saskatchewan based properties. The provision for future income taxes for the nine month period is $6.4 million, of which $2.5 million has been recorded during the third quarter of this year. At September 30, 2004, the Company had approximately $52 million in tax pools available to shelter future income.

Future income tax expense for the nine and three month period ending September 30, 2003 have been restated by minor amounts to reflect the adoption of CICA Handbook Section 3110 "Asset Retirement Obligations".

Liquidity and Capital Resources

True's net debt as at September 30, 2004 was $15.3 million, with $7.1 million drawn on a revolving credit facility and the balance a net working capital shortfall. True continues to target maintaining an annualized net debt to historical cash flow ratio below 1.3 times. At the end of 2004, the Company anticipates it will have a net debt to historical cash flow of approximately 0.8 times, with an aggressive drilling program combined with facility expansions scheduled for the last quarter of this year.

During the first quarter of 2004, True's revolving credit facility was revised to an authorized amount of $27.5 million, subject to an interim review by July 1, 2004 and an annual review by May 31, 2005. During the third quarter of 2004, an interim review was completed, with the next interim review scheduled for January 1, 2005. No modification to the terms of the facility was made. The Company and its bankers are currently reviewing the credit facility utilizing the July 1, 2004 updated reserve report..

In April 2004, True closed a bought-deal private placement of common and flowthrough shares for aggregate proceeds of $13.3 million, before expenses. In conjunction with this private placement, True committed to incur by the end of 2005 $5.5 million of "Canadian exploration expenses ("CEE"), of which at September 30, 2004 $2.1 million remain to be incurred on qualifying expenditures. Based on current expectations of operations for the fourth quarter of 2004 and 2005, the Company is confident this obligation will be met.

The Company expects to be able to fund its capital expenditure program for the balance of 2004 using cash flow from operations and available credit facilities. If cash flows are other than projected, capital expenditure levels will be adjusted to meet the targeted ratio. The Company's practices of continually monitoring spending opportunities in comparison to expected cash flow levels allows for adjustments to the capital program as required. True anticipates year-end 2004 net debt to be approximately $24.5 million. Management believes the financial condition of the Company to be healthier at the end of the third quarter of 2004 compared to the end of 2003, the combination of relatively low debt levels combined with strong commodity prices in conjunction with a disciplined capital expenditure program.

At November 8, 2004 the Company has 61,846,179 common shares outstanding, and 3,546,867 options outstanding at an average exercise price of $1.07 per share.

Business Prospects and 2004 Outlook
True Energy is optimistic about its future prospects. The Company has been successful in growing its production and land base since its formation in September 2000 and is expected to continue with future growth through development of its core assets and new exploration on the Company's inventory of geological prospects. Currently, the Company's producing properties are located in west central Saskatchewan and west central Alberta. During the remainder of 2004, the Company will continue to focus its exploration efforts in areas of multi-zone potential for natural gas and economically viable crude oil.

The Company anticipates that 2004 average production will be 5,000 boe/d, weighted approximately 67% toward natural gas. True believes world and domestic supply and demand factors will result in continuing strong prices for crude oil and natural gas prices continuing around the current levels for the balance of this year. True further anticipates the US$/ Cdn $ exchange rate to average 0.76 during 2004.

In 2004, operating costs are expected to reflect continued focus on operational efficiencies coupled with effective facility utilization for increasing production volumes. A wet summer increased costs levels, causing Management to believe average operating costs for 2004 to be in the $6.00/boe range.

Currently, the Company anticipates spending approximately $54 million to $56 million during 2004 on oil and gas exploration and development activities within the core west central Saskatchewan and west central Alberta areas, including asset acquisitions.

Changes in Accounting Policy in 2004
Effective January 1, 2004, True adopted Accounting Guideline 16, "Oil and Gas Accounting - Full Cost". In September 2002, the Canadian Institute of Chartered Accountants ("CICA") approved Section 3063, "Impairment of Long-Lived Assets" (S. 3063), establishing standards for the recognition, measurement and disclosure of the impairment of long-lived assets and applies to long-lived assets held for use. An impairment loss is recognized when the carrying value exceeds its fair value and is not recoverable. This standard is effective for fiscal years beginning on or after April 1, 2003. AcG-16, issued in September 2003, includes this section in the application of the impairment test for oil and gas companies using the full cost method of accounting. The carrying value for oil and gas properties is limited to their fair value, which is equal to estimated future cash flows from proved and probable reserves, calculated using future price forecasts and costs discounted at a risk-free rate. The former ceiling test used undiscounted cash flows determined using constant prices, reduced for general and administrative and financing costs. The adoption of this standard had no material adverse impact on the Company's financial results.

Also effective January 1, 2004 True adopted the CICA's new accounting pronouncement Accounting Guideline 13 "Hedging Relationships" (AcG-13) which is in effect for fiscal years commencing on or after July 1, 2003. This Guideline sets out certain conditions when hedge accounting may be applied; otherwise the fair values of derivative financial instruments are recorded as an asset or liability on the balance sheet. True does not currently have any hedges; hence the guideline has no current applicability.

For the fiscal year beginning January 1, 2004, True adopted the CICA's new section "Asset Retirement Obligations" (Section 3110). This new accounting pronouncement requires accrued reclamation and abandonment obligations be recognized on the balance sheet by increasing oil and gas properties offset by a corresponding liability. The asset and liability are initially measured at fair value, being the discounted future value of the liability, and then capitalized as part of the cost of the asset and subsequently amortized over the life of the asset. The liability accretes until the retirement obligation is settled. Comparative numbers for 2003 and prior periods have been restated and the impact is disclosed in Note 2 of the financial statements. The adoption of this standard does not have a material adverse impact on the Company's financial position or results of operations.

For the fiscal year beginning January 1, 2004, True revised its presentation of transportation costs in accordance with CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and deficit. The Company has reclassified previously reported amounts to be consistent with the presentation under this new policy. Revenue and transportation costs both increased (by $0.5 million and $0.2 million in the third quarter of 2004 and 2003 respectively, and by $1.3 million and $0.6 million in the nine months ended September of 2004 and 2003 respectively) as a result of this new policy. There was no impact on net income or cash flow in any quarter of 2004, nor did it impact restated net income or cash flow for any quarter of 2003.

The Company has adopted the March 19, 2004 recommendation of the Emerging Issues Committee of the CICA on flow-through shares (EIC-146), which requires the recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance that the expenditures will be incurred. Prior to 2004, the tax effect of the renouncement was recorded when the corresponding flow-through shares were issued. In April 2004, the Company committed to incur $5.5 million of qualifying Canadian Exploration Expense ("CEE") expenditures by the end of 2005 to satisfy 2004 flow-through share agreements. In accordance with EIC-146, True will reduce its CEE income tax pool and recognize the income tax effect on related share issue costs when the expenditures are renounced to the shareholders, anticipated to be in the first quarter of 2005.

Effective March 31, 2004, True is subject to the new disclosure requirements as set out in National Instrument 51-102 ("NI51-102"), requiring shorter reporting periods and enhanced disclosure for annual and interim financial statements, management's discussion and analysis, and the annual information form.

Critical Accounting Estimates

The reader is advised that the critical accounting estimates, policies, and practices as described in the Management Discussion and Analysis in the Company's December 31, 2003 Annual Report continue to be critical in determining True's unaudited financial results as at September 30, 2004.

Selected Quarterly Consolidated Information

The following table sets forth selected consolidated financial information of the Corporation for the most recently completed quarters ending at the end of the second last most recently completed financial year.

2004 - Quarter Ended

($000s, except per share amounts)	***March 31***	***June 30***	***September 30***
Gross revenues before royalties and transportation	13,342	17,377	17,760
Cash flow from operations	6,264	8,783	8,593
Cash flow from operations per share			
Basic	$0.11	$0.15	$0.14
Diluted	$0.11	$0.14	$0.14
Net earnings	958	2,874	2,295
Net earnings per share			
Basic	$0.02	$0.05	$0.04
Diluted	$0.02	$0.05	$0.04
Capital expenditures, net	15,243	9,075	13,102

2003 - Quarter Ended[1]

($000s, except per share amounts)	***March 31***	***June 30***	***September 30***	***December 31***
Gross revenues before royalties & transportation	10,108	7,766	9,967	10,639
Cash flow from operations	4,374	2,489	4,656	4,494
Cash flow from operations per share				
Basic	$0.10	$0.06	$0.10	$0.08
Diluted	$0.10	$0.05	$0.09	$0.08
Net earnings (loss)	1,500	1,169	2,376	(682)
Net earnings (loss) per share				
Basic	$0.03	$0.03	$0.05	$(0.01)
Diluted	$0.03	$0.03	$0.05	$(0.01)
Capital expenditures, net	2,613	4,985	4,913	7,529

[1] *Restated for changes in accounting policies.*

2002 - Quarter Ended[1]

($000s, except per share amounts)	***December 31***
Gross revenues before royalties	5,807
Cash flow from operations	2,633
Cash flow from operations per share	
Basic	$0.06
Diluted	$0.06
Net earnings	675
Net earnings per share	
Basic	$0.01
Diluted	$0.01
Capital expenditures, net	2,667

[1] *Restated for changes in accounting policies.*

Reader Advisory

Statements in this document may contain forward-looking information including expectations of future production and components of cash flow and earnings. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to; the risks associated with the oil and gas industry, commodity prices and exchange rate changes. Industry related risks could include, but are not limited to; operational risks in exploration, development and production, delays or changes in plans, risks associated to the uncertainty of reserve estimates, health and safety risks and the uncertainty of estimates and projections of production, costs and expenses. The reader is cautioned not to place undue reliance on this forward looking information.

The reader is also cautioned that this document contains the term reserve life index, which is not a recognized measure under GAAP. Management believes that this measure is a useful supplemental measure of the length of time the reserves would be produced over at the rate used in the calculation. Readers are cautioned, however, that this measure should not be construed as an alternative to other terms such as net income determined in accordance with GAAP as a measure of performance. True's method of calculating this measure may differ from other companies, and accordingly, it may not be comparable to measures used by other companies.

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Consolidated Balance Sheets

As at September 30, 2004 and December 31, 2003

	September 30, 2004 (unaudited)	December 31, 2003 Restated-Note 2
ASSETS		
Current assets		
Accounts receivable	$ 10,312,655	$ 9,754,654
Deposits and prepaids	616,239	704,380
	10,928,894	10,459,034
Property, plant and equipment	82,256,761	54,153,130
	$ 93,185,655	$ 64,612,164
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	$ 19,003,486	$ 13,336,706
Capital taxes payable	188,026	-
Bank debt *(note 4)*	7,079,572	11,582,860
	26,271,084	24,919,566
Capital taxes payable	1,132,781	835,878
Asset retirement obligations *(notes 1(a) & 2(a))*	3,538,775	2,701,573
Future income taxes	10,559,236	4,480,568
Shareholders' equity		
Share capital *(note 5)*	59,905,432	46,519,371
Contributed surplus *(note 8)*	701,076	204,530
Deficit	(8,922,729)	(15,049,322)
	51,683,779	31,674,579
	$ 93,185,655	$ 64,612,164

See accompanying selected notes to the consolidated financial statements.

Consolidated Statements of Operations and Deficit

For the periods ended September 30, 2004 and 2003 (unaudited)

	Three months ended Sept. 30		*Nine months ended Sept. 30*	
	2004	**2003**	**2004**	**2003**
		Restated-Note 2		Restated-Note 2
REVENUE				
• Petroleum and natural gas sales	**$ 17,759,501**	$ 9,966,856	**$ 48,478,706**	$ 27,840,840
Royalties, net of Alberta royalty tax credit	**4,583,135**	2,438,051	**12,346,468**	6,904,044
	13,176,366	7,528,805	**36,132,238**	20,936,796
EXPENSES				
Production	**3,181,478**	1,951,267	**8,155,775**	5,801,594
Transportation *(notes 1(c) & 2(c))*	**509,587**	235,601	**1,277,783**	598,570
General and administrative *(note 2(b))*	**745,630**	514,971	**2,455,575**	2,017,778
Interest on debt	**84,274**	163,968	**406,449**	654,847
Depletion, depreciation and accretion *(notes 1(a) & 2(a))*	**3,361,832**	2,143,216	**10,153,268**	5,502,764
	7,882,801	5,009,023	**22,448,850**	14,575,553
EARNINGS BEFORE TAXES	**5,293,565**	2,519,782	**13,683,388**	6,361,243
TAXES *(note 9)*				
Current income taxes (recovery)	**71,618**	(14,859)	**16,831**	(186,611)
Capital taxes	**465,773**	208,200	**1,111,042**	458,703
Future income tax *(notes 1(a) & 2(a))*	**2,461,000**	(49,277)	**6,428,922**	1,044,206
	2,998,391	144,064	**7,556,795**	1,316,298
NET EARNINGS	**2,295,174**	2,375,718	**6,126,593**	5,044,945
Deficit, beginning of period as previously stated	**(11,217,903)**	(16,575,453)	**(14,991,672)**	(19,320,423)
Change in accounting policy *(notes 1(a) & 2(a))*	**-**	(167,605)	**(57,650)**	(91,862)
Deficit, beginning of period as restated	**(11,217,903)**	(16,743,058)	**(15,049,322)**	(19,412,285)
Deficit, end of period	**$ (8,922,729)**	$ (14,367,340)	**$ (8,922,729)**	$ (14,367,340)
Net earnings per share				
Basic	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11
Diluted	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11

See accompanying selected notes to the consolidated financial statements.

Consolidated Statements of Cash Flows

For the periods ended September 30, 2004 and 2003 (unaudited)

	Three months ended Sept. 30		Nine months ended Sept. 30	
	2004	**2003** Restated-Note 2	**2004**	**2003** Restated-Note 2
Cash provided by (used in):				
OPERATIONS				
Net earnings	**$ 2,295,174**	$ 2,375,718	**$ 6,126,593**	$ 5,044,945
Charges not involving cash:				
Depletion, depreciation and accretion *(notes 1(a) & 2(a))*	**3,361,832**	2,143,216	**10,153,268**	5,502,764
Stock option costs *(note 2(b))*	**177,592**	58,927	**511,262**	126,038
Future income tax (recovery) *(notes 1(a) & 2(a))*	**2,461,000**	(49,277)	**6,428,922**	1,044,206
Capital taxes	**297,562**	127,185	**420,424**	(199,814)
Funds flow from operations	**8,593,160**	4,655,769	**23,640,469**	11,518,139
Change in non-cash working capital	**796,420**	1,372,465	**2,383,824**	(585,793)
	9,389,580	6,028,234	**26,024,293**	10,932,346
FINANCING				
Issuance of common shares	**27,183**	10,000,000	**13,871,415**	10,079,066
Share issue costs	**(4,219)**	(704,645)	**(850,325)**	(779,001)
Increase/(decrease) in bank debt	**2,417,434**	(8,815,326)	**(4,503,288)**	(9,560,756)
	2,440,398	480,029	**8,517,802**	(260,691)
INVESTING				
Additions to capital assets	**(13,197,246)**	(4,912,925)	**(29,344,206)**	(12,357,039)
Acquisition of capital assets	**94,596**	-	**(8,387,841)**	(154,144)
Proceeds on sale of capital assets	**176**	-	**312,349**	-
	(13,102,474)	(4,912,925)	**(37,419,698)**	(12,511,183)
Change in non-cash working capital	**1,272,496**	(1,595,338)	**2,877,603**	1,839,528
	(11,829,978)	(6,508,263)	**(34,542,095)**	(10,671,655)
Change in cash	**-**	-	**-**	-
Cash, beginning of period	**-**	-	**-**	-
Cash, end of period	**$ -**	$ -	**$ -**	$ -

See accompanying selected notes to the consolidated financial statements.

1. SUMMARY OF ACCOUNTING POLICIES:

The interim consolidated financial statements of the Company have been prepared by management in accordance with the accounting policies generally accepted in Canada. The unaudited interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003, except as mentioned below. The interim consolidated financial statement note disclosures do not include all of those required by Canadian generally accepted accounting principles ("GAAP") applicable for annual financial statements. Accordingly, the interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto contained in the Company's annual report for the year ended December 31, 2003.

a. Asset Retirement Obligations
Effective for fiscal years beginning on or after January 1, 2004, the CICA issued Handbook Section 3110 "Asset Retirement Obligations" ("ARO"). Under the new standard, a liability is recognized for the future retirement obligations associated with the Company's property, plant and equipment. The fair value of the ARO is recorded on a discounted basis. This amount is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the Company settles the obligation.

b. Full Cost Accounting
In January 2004, the Company adopted AcG-16 "Oil and Gas Accounting - Full Cost", the new guideline issued by the Canadian Institute of Chartered Accountants ("CICA") which replaces AcG-5 "Full Cost Accounting in the Oil and Gas Industry".

The adoption of AcG-16 modifies how the ceiling test is performed resulting in a two stage process. The first stage requires the carrying amounts of the cost centres to be tested for recoverability using undiscounted future cash flows from proved reserves and management's best estimate of forward indexed prices. When the carrying amount of a cost centre is not recoverable, the second stage of the process will determine the impairment whereby the cost centre would be written down to its fair value. The second stage requires the calculation of discounted future cash flows from proved plus probable reserves. The fair value is estimated using accepted present value techniques, which incorporate risks and other uncertainties when determining expected cash flows.

Under AcG-5, future net revenues for ceiling test purposes were based on proved reserves and undiscounted end of period prices. Estimated future general and administrative costs and financing charges associated with the future net revenues were deducted in arriving at the "ceiling".

The Company has performed the ceiling test under AcG-16 as of September 30, 2004 and there were no changes to net income, property, plant and equipment or any other reported amounts in the financial statements as a result of adopting this guideline.

The impairment test was calculated using the average price forecasts outlined in the table below.

Heavy Oil	***Medium / Light Oil***	***Natural Gas***	***NGLs***
($/bbl)	*($/bbl)*	*($/mcf)*	*($/bbl)*
27.78	38.14	5.89	32.82

c. Transportation Costs
Effective for fiscal years beginning on or after October 1, 2003, the CICA issued Handbook Section 1100 "Generally Accepted Accounting Principles", which defines the sources of GAAP that companies must use, and effectively eliminates industry practice as a source of GAAP. In prior years, it had been industry practice for companies to net transportation charges against revenue rather than showing transportation as a separate expense on the income statement. Beginning January 1, 2004, the Company has recorded revenue gross of transportation charges and a transportation expense on the income statement.

d. Flow-through Common Shares

The Company has adopted the March 19, 2004 recommendation of the Emerging Issues Committee of the CICA on flow-through shares (EIC-146), which requires the recognition of the foregone tax benefits at the time of renouncement, provided there is reasonable assurance that the expenditures will be incurred. Prior to 2004, the tax effect of the renouncement was recorded when the corresponding flow-through shares were issued.

2. RESTATEMENT OF PRIOR PERIODS DUE TO CHANGES IN ACCOUNTING POLICIES:

In accordance with the CICA Handbook, the Company adopted two new accounting policies at January 1, 2004 and one new accounting policy at December 31, 2003 that required restatement of prior quarters in 2003. The following explains the impact of these restatements on the Company's previously reported third quarter 2003 results.

a. Asset Retirement Obligation

On January 1, 2004, the company adopted CICA Handbook Section 3110 "Asset Retirement Obligations". This change in accounting policy has been applied retroactively with restatement of prior periods presented for comparative purposes. The 2003 and estimated 2004 impact of adopting this standard compared to the previous standard is:

Change in Consolidated Balance Sheet *($000s)*	***As at December 31 2003***
Increase in property, plant and equipment	1,552
Total assets	1,552
Future site restoration and abandonment costs	(1,222)
Asset retirement obligations	2,702
Future income tax liabilities	130
Retained earnings	(58)
Total liabilities and shareholders' equity	1,552

Change in Consolidated Statements of Operations and Deficit *($000s)*	***Three months ended Sept. 30 2003***	***Nine months ended Sept. 30 2003***
Depletion, depreciation and site restoration	(33)	(75)
Accretion of asset retirement obligations	32	89
Future income taxes	(49)	(56)
Net (earnings) / loss	(50)	(42)
Per common share - basic	-	-
Per common share - diluted	-	-

The total future asset retirement obligation was estimated based on the Company's net ownership interest in all wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of the costs to be incurred in future periods. At September 30, 2004, the estimated total undiscounted amount required to settle the asset retirement obligations is approximately $6.5 million. These obligations will be settled based on the useful lives of the underlying assets, which currently extend up to 21 ¼ years into the future. This amount has been discounted using credit-adjusted. risk-free interest rates of between 4.9% and 5.1%.

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligations associated with the retirement of property, plant and equipment.

	Three months ended Sept. 30		***Nine months ended Sept. 30***	
	2004	***2003***	***2004***	***2003***
Asset retirement obligations, beginning of period	**3,205**	2,330	**2,702**	2,211
Liabilities incurred	**289**	166	**618**	219
Liabilities assumed on acquisitions	**-**	-	**244**	9
Liabilities released due to dispositions	**-**	-	**(148)**	-
Accretion of asset retirement obligations	**45**	32	**123**	89
Asset retirement obligations, end of period	**3,539**	2,528	**3,539**	2,528

b. Stock-Based Compensation Plan:

At December 31, 2003, the Company adopted CICA Handbook Section 3870 "Stock based compensation and other stock based payments". Under the transitional provisions of the standard, the Company is required to record compensation expense in the statement of operations and deficit for options issued on or after January 1, 2003. As a result of the implementation of this amended standard at year end 2003, previously reported 2003 amounts have been restated to give effect to the standard as at January 1, 2003. As a result of the restatement requirements, previously reported net income for the third quarter of 2003 decreased by $40,136, and for the first nine months of 2003, previously reported net income decreased by $107,247. There was no impact on cash flow as a result of adopting this standard and there was no change in previously reported per share amounts.

c. Transportation Costs:

At January 1, 2004, the Company adopted CICA Handbook Section 1100 "Generally Accepted Accounting Principles". As a result, revenue has been presented prior to transportation costs and a separate expense for transportation costs has been presented in the statements of operations and deficit. The Company has reclassified previously reported amounts to be consistent with the presentation under this new policy. Revenue and transportation costs both increased by $0.2 million in the third quarter of 2003 and by $0.6 million in the first nine months of 2003 from previously reported amounts, as a result of this new policy. There was no impact on net income or cash flow for the third quarter and first three quarters of 2003.

3. ACQUISITIONS/DISPOSITIONS:

On February 2, 2004, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in the Company's West Central Saskatchewan core area. Closing of the acquisition occurred on March 1, 2004 and the Company has accounted for this acquisition as a purchase on this date. The purchase price of $7,745,258 was fully allocated to petroleum and natural gas properties and has an equivalent tax basis.

On April 14, 2004, the Company sold certain non-strategic assets in the Ear LakeArea to an arm's length third party for net proceeds of $26,292. The proceeds from this disposition were fully allocated to petroleum and natural gas properties and have an equivalent tax basis.

On June 30, 2004, the Company entered into an agreement with an arm's length third party to purchase certain petroleum and natural gas assets located in the Company's Smiley core area. Closing occurred on the same date and the Company has accounted for this acquisition as a purchase on June 30, 2004. The purchase price of $346,719 was fully allocated to petroleum and natural gas properties and has an equivalent tax basis.

On December 31, 2003, the Company entered into a Letter of Intent with an arm's length third party, to exchange certain petroleum and natural gas assets located in the Company's non-core East Central Saskatchewan area for certain petroleum and natural gas assets located in the Company's core West Central Saskatchewan area. This swap was effective November 1, 2003 and closed on March 26, 2004. The net cost of this swap amounted to $9,808 (acquisition of $295,865 and disposition of $286,057) and was fully allocated to petroleum and natural gas properties having an equivalent tax basis as of the closing date.

4. BANK DEBT:

On March 16, 2004, the terms of the demand revolving credit facility were revised to increase the authorized borrowing amount to $27,500,000. Interest is payable at the lenders' prime rate plus an applicable margin, as outlined in the lending agreement, based on the debt to cash flow ratio. The availability under the facility is subject to an interim review on or before January 1, 2005 and an annual review by May 31, 2005. The standby fee was changed to 1/8 of 1% (0.125%) on the undrawn portion of the credit facility. No other terms or conditions were modified.

5. CAPITAL STOCK:

Authorized:

Unlimited number of voting Common Shares
Unlimited number of non-voting First Preferred Shares

Issued:

Common Shares:	***Number of Shares***	***Amount***
Balance December 31, 2002	45,134,421	$ 38,448,124
Options exercised	406,666	304,066
Issued through private placement	5,000,000	5,750,000
Flow-through shares issued through private placement	3,500,000	4,025,000
Tax effect of flow-through shares		(1,719,882)
Share issue costs, net of future income taxes of $486,117		(274,093)
Balance September 30, 2003, before contributed surplus	54,041,087	$ 46,533,215
Balance December 31, 2003, before contributed surplus	54,044,420	$ 46,519,371
Options exercised	711,466	586,113
Issued through private placement	4,457,153	7,800,018
Flow-through shares issued through private placement	2,558,140	5,500,001
Share issue costs, net of future income taxes of $350,254		(500,071)
Balance September 30, 2004, before contributed surplus	61,771,179	$ 59,905,432

As at September 30, 2004, the Company has commitments to incur $2.1 million of qualifying Canadian Exploration Expense expenditures by the end of 2005 to satisfy 2004 flow-through share agreements. The Company has not reduced share capital by the tax effect of flow-though shares issued in 2004. Furthermore, the Company has not reduced its tax pools by the 2004 Canadian Exploration Expenditure obligation. The Company will record these items when the expenditures are renounced to the shareholders.

The following table summarizes the changes in stock options outstanding for the nine months ended September 30, 2004:

	Options	***Weighted Average Exercise Price***
Outstanding at December 31, 2003	3,686,000	$0.91
Cancelled	(35,167)	$1.27
Granted	682,500	$1.63
Exercised	(711,466)	$0.80
Outstanding at September 30, 2004	3,621,867	$1.06

6. SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended Sept. 30		***Nine months ended Sept. 30***	
	2004	***2003***	***2004***	***2003***
Cash paid:				
Interest	**$ 84,274**	$ 163,968	**$ 406,449**	$ 654,847
Taxes (net of refunds)	**217,270**	(64,336)	**653,725**	(270,216)
Investing and financing activities				
Net assets acquired on acquisitions *(note 3)*	**(94,772)**	-	**8,075,492**	154,144

7. STOCK-BASED COMPENSATION:

In 2003, the Company prospectively adopted the amendments to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-Based Payments" pursuant to the transitional provisions contained therein. In accordance with the transition rules, the expense recognized applies to stock options granted in 2003 and thereafter. During the nine months ended September 30, 2004, the Company granted 682,500 (2003: 925,000) stock options to employees, consultants and directors. The Company recorded stock option expense of $511,262 during the first nine months of 2004 and $177,592 during the third quarter of 2004. For the restated first nine months of 2003, the Company recorded stock option expense of $107,247 and for the restated third quarter, stock option expense totaled $40,136.

For stock options granted in 2002 and prior years, the Company elected to continue accounting for the related compensation expense on the intrinsic value at the grant date. Accordingly, net income for 2002 and subsequent years remains unchanged with respect to stock options granted in 2002.

The Company continues to disclose the pro forma earnings impact of stock options granted in 2002. If the fair value method had been used for options granted in 2002, the Company's net earnings and net earnings per share for the periods ended September 30, 2004 and 2003 would approximate the following pro forma amounts:

	Three months ended Sept. 30		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Net earnings:				
As reported	**$ 2,295,174**	$ 2,375,718	**$ 6,126,593**	$ 5,044,945
Pro forma	**$ 2,275,927**	$ 2,325,473	**$ 6,068,776**	$ 4,893,522
Net earnings per share:				
As reported	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11
Pro forma	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11
Diluted:				
As reported	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.11
Pro forma	**$ 0.04**	$ 0.05	**$ 0.10**	$ 0.10

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	Three months ended Sept. 30		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Assumptions:				
Risk free interest rate *(%)*	**4.48**	5.81	**5.34**	5.69
Expected life *(years)*	**5.0**	5.0	**5.0**	5.0
Expected volatility *(%)*	**44**	65	**55**	73
Results:				
Weighted average fair value of options granted *($)*	**0.91**	0.61	**0.86**	0.50

8. CONTRIBUTED SURPLUS:

	Three months ended Sept. 30		*Nine months ended Sept. 30*	
	2004	***2003***	***2004***	***2003***
Balance, beginning of period	**$ 524,930**	$ 67,111	**$ 204,530**	$ -
Stock-based compensation expense	**177,592**	40,136	**511,262**	107,247
Transfer to share capital on exercise of options	**(1,446)**	-	**(14,716)**	-
Balance, end of period	**$ 701,076**	$ 107,247	**$ 701,076**	$ 107,247

9. INCOME TAXES:

The provision for income taxes differs from the expected amount calculated by applying the combined Federal and Provincial corporate income tax rate (2004: 41.6188%) to earnings or losses before income taxes. This difference results from the following items:

	September 30, 2004
Expected income tax expense	$ 5,695,026
Crown royalties and charges	2,065,903
Resource allowance	(2,036,817)
Change in enacted tax rates	63,964
Stock option expense	212,781
Other	428,065
Future income tax expense	$ 6,428,922
Current Income tax expense	16,831
Capital tax expense	1,111,042
Total tax expense	$ 7,556,795

10. COMMITMENTS:

During the second quarter of 2004, the Company committed to drill three wells and recomplete one well in Alberta by the end of 2004 pursuant to the second phase of a farm-in agreement with an oil and gas company. During the second and third quarters, two wells were drilled. The Company expects to satisfy the remaining drilling and recompletion commitment by year end at an estimated cost for True's interest of approximately $1.0 million.

The Company has also committed to drill three wells during 2004 and one well in 2005 in Alberta pursuant to various farm-in agreements with oil and gas companies at an estimated cost to the Company of $1.7 million in 2004 and $400,000 in 2005.

The Company has further committed to provide corporate sponsorship of a Canadian athlete and Olympic hopeful. The sponsorship extends to June 2006 at a fixed additional cost of $20,000, plus incentive payments that could total to approximately $30,000, based on medals awarded.

Exhibit 2.5

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

True Energy Inc.
2300, 530 – 8th Avenue S.W.
Calgary, AB
T2P 3S8

2. **Date of Material Change:**

April 7, 2004

3. **News Release:**

Press releases were issued through the facilities of Canada NewsWire on April 7, 2004 and on April 8, 2004.

4. **Summary of Material Change:**

True Energy Inc. ("True") announced that it has entered into a bought deal financing agreement led by GMP Securities Ltd. and a syndicate of underwriters. Pursuant to the terms of the agreement (as amended), 4,457,153 common shares and 2,558,140 of flow-through shares will be issued on a private placement basis at a price of $1.75 per common share and $2.15 per flow-through share for gross proceeds of approximately $13.3 million.

The net proceeds from the offering will be used to fund the continued exploration and development of True's oil and natural gas properties.

Closing is subject to normal closing conditions including obtaining required regulatory approvals and is scheduled for April 21, 2004.

5. **Full Description of Material Change:**

See Item 4 above.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. Executive Officer:

For further information, please contact

Paul R. Baay
President and CEO
Telephone: (403) 266-8670
Fax: (403) 264-8163

9. Date of Report:

April 7, 2004.

TRUE ENERGY INC.

Per: *"Paul R. Baay"*
Paul R. Baay, President and
Chief Executive Officer

Exhibit 2.6

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

True Energy Inc.
2300, 530 – 8th Avenue S.W.
Calgary, AB
T2P 3S8

2. **Date of Material Change:**

January 19, 2005

3. **News Release:**

A press release was issued through the facilities of Canada NewsWire on January 20, 2005.

4. **Summary of Material Change:**

On January 20, 2005, True Energy Inc. ("True") and Meridian Energy Corporation ("Meridian") jointly announced that they had entered into an agreement (the "Pre-Acquisition Agreement") pursuant to which True will, subject to certain conditions, make an offer (the "Offer") to acquire all of the outstanding common shares of Meridian ("Meridian Shares") on the basis of, at the election of the Meridian shareholder: (i) 0.91 common shares of True per Meridian Share; or (ii) $3.85 in cash per Meridian Share; or (iii) a combination thereof, provided that the maximum aggregate amount of cash payable pursuant to the Offer shall be limited to $30 million. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Meridian Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions.

5. **Full Description of Material Change:**

On January 20, 2005, True and Meridian jointly announced that they had entered into the Pre-Acquisition Agreement pursuant to which True will, subject to certain conditions, make an Offer to acquire all of the outstanding Meridian Shares on the basis of, at the election of the Meridian shareholder: (i) 0.91 common shares of True per Meridian Share; or (ii) $3.85 in cash per Meridian Share; or (iii) a combination thereof, provided that the maximum aggregate amount of cash payable pursuant to the Offer shall be limited to $30 million. The Offer will be subject to certain conditions, including the deposit of not less than 66 2/3% of the outstanding Meridian Shares (on a fully diluted basis), receipt of all required regulatory approvals and other customary conditions.

The Offer has the unanimous support of the board of directors of both True and Meridian. The board of directors of Meridian has concluded that the Offer is in the best interests of its shareholders and will recommend that Meridian shareholders tender their Meridian Shares to the Offer. Holders of in excess of 16% of the fully diluted Meridian Shares, including all directors and officers of Meridian, have entered into lock-up agreements with True whereby they have agreed to tender their Meridian Shares to the Offer. Tristone Capital Inc. has acted as financial advisor to Meridian and has provided the board of directors of Meridian with their opinion that the consideration to be received pursuant to the Offer is fair, from a financial point of view. GMP

Securities Inc. acted as financial advisor to True, along with FirstEnergy Capital Corp. as a strategic advisor.

Meridian has agreed to pay True a non-completion fee in the amount of $5 million in certain circumstances if the Offer is not completed. Meridian has agreed to terminate any discussions with other parties and has agreed not to solicit or initiate discussion or negotiation with any third party with respect to alternate transactions involving Meridian and has granted True a right of first refusal to match any other proposals Meridian may receive.

Under the proposal, Mr. Raymond G. Smith, Chairman and CEO of Meridian, has agreed to join the board of directors of True upon the successful completion of the Offer.

After the completion of the Offer and assuming the cash component is fully taken up, True will have approximately 90.9 million shares outstanding (assuming exercise of all Meridian options) and anticipates net debt of the combined entities will be approximately $66 million.

It is expected that the Offer will be mailed to Meridian shareholders in early February and will expire approximately 36 days thereafter.

A copy of the Pre-Acquisition Agreement has been filed on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The Corporation's SEDAR profile number is 14985.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Paul R. Baay
President and CEO
Telephone: (403) 750-1272
Fax: (403) 264-8163

9. Date of Report:

January 25 2005.

TRUE ENERGY INC.

Per: *"Paul R. Baay"*
Paul R. Baay, President and
Chief Executive Officer

Exhibit 2.7

Management's Report

The financial statements of Meridian Energy Corporation and all information included in the annual report are the responsibility of management and have been approved by the Board of Directors. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include management's best estimates and judgements, where required. The financial information contained elsewhere in this annual report is consistent with the financial statements.

Management is also responsible for maintaining a system of internal controls to provide reasonable assurance that the financial records are reliable, transactions are appropriately authorized and that assets are safeguarded from loss or unauthorized use.

The Audit Committee of the Board of Directors meets during the year to review the financial statements with management and the external auditors before they are submitted to the Board of Directors for approval.

Ernst & Young LLP, the independent external auditors, have been appointed by the shareholders to express an opinion as to whether the financial statements present fairly the Company's financial position, results of its operations and its cash flows in accordance with GAAP. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

(signed)

Raymond G. Smith
Chairman and CEO

(signed)

Shannon J. Matthyssen
Vice-President, Finance & CFO

March 17, 2004

Auditors' Report

To the Shareholders of Meridian Energy Corporation:

We have audited the balance sheet of Meridian Energy Corporation ("the Company") as at December 31, 2003 and the statements of operations and retained earnings (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at December 31, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2003.

(signed)

Ernst & Young LLP
Chartered Accountants

Calgary, Alberta
March 17, 2004

Balance Sheets

December 31	2003	2002
ASSETS (note 6)		
Current		
Cash and cash equivalents	$ 243,438	$ 2,404,769
Accounts receivable	3,545,809	258,839
Prepaid expenses and deposits	87,617	51,820
	3,876,864	2,715,428
Property, plant and equipment (note 5)	18,561,894	2,110,981
Goodwill (note 4)	2,980,000	–
	$ 25,418,758	$ 4,826,409
LIABILITIES		
Current		
Accounts payable (note 7)	$ 4,113,653	$ 422,322
Future site restoration	54,581	32,857
Future income taxes (note 9)	955,000	–
Commitments (note 11)		
SHAREHOLDERS' EQUITY		
Share capital (note 8)	19,434,726	6,810,623
Contributed surplus (notes 3 and 8)	497,405	58,000
Retained earnings (deficit)	363,393	(2,497,393)
	20,295,524	4,371,230
	$ 25,418,758	$ 4,826,409

See accompanying notes to the financial statements

Signed on behalf of the Board,

(signed) (signed)

Director Director

Statements of Operations and Retained Earnings (Deficit)

Years ended December 31	2003	2002
Revenues		
Petroleum and natural gas sales	$ 3,434,034	$ 548,382
Royalties, net of Alberta Royalty Tax Credit (note 7)	(864,869)	(76,150)
Interest	94,597	20,625
	2,663,762	492,857
Expenses		
Operating	626,102	127,927
Depletion and depreciation (note 5)	885,840	221,105
General and administration (note 5)	456,866	409,796
Stock-based compensation (notes 3 and 8)	439,405	44,000
	2,408,213	802,828
Income (loss) before taxes	255,549	(309,971)
Taxes:		
Current	23,165	–
Future income tax recoveries	(102,819)	–
	(79,654)	–
Net income (loss) for the year	335,203	(309,971)
Deficit, beginning of year	(2,497,393)	(2,187,422)
Reduction of stated capital (note 8)	2,525,583	–
Retained earnings (deficit), end of year	$ 363,393	$ (2,497,393)
Income (loss) per share (basic and diluted)	$ 0.01	$ (0.02)

See accompanying notes to the financial statements

Statements of Cash Flows

Years ended December 31		2003		2002
Operating activities				
Net income (loss) for the year	$	335,203	$	(309,971)
Items not affecting cash:				
Future income tax recoveries		(102,819)		–
Stock-based compensation		439,405		44,000
Depletion and depreciation		885,840		221,105
Cash flow from operations		1,557,629		(44,866)
Increase in accounts receivable		(1,535,431)		(71,292)
Increase (decrease) in accounts payables		788,707		(10,268)
		810,905		(126,426)
Financing activities				
Issuance of common shares		2,100,000		–
Issuance of special warrants		–		2,250,000
Issuance costs		(170,996)		(220,827)
Exercise of stock options		27,000		21,250
Increase (decrease) in accounts payable		(79,041)		79,041
		1,876,963		2,129,464
Investing activities				
Capital expenditures		(11,870,479)		(538,800)
Acquisition of RayCal (note 4)		5,826,951		–
Disposal of property, plant and equipment		–		125,000
Increase in accounts receivable		(1,787,336)		(95,517)
Increase in accounts payable		2,981,665		146,123
		(4,849,199)		(363,194)
Increase (decrease) in cash and cash equivalents		(2,161,331)		1,639,844
Cash and cash equivalents, beginning of year		2,404,769		764,925
Cash and cash equivalents, end of year	$	243,438	$	2,404,769
Cash interest received during year	$	95,597	$	20,625

See accompanying notes to the financial statements

Notes to Financial Statements

1. INCORPORATION AND BUSINESS OF THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on December 18, 1992 under the name Meridian Petroleum Corporation. The business of the Company is the exploration for, acquisition, development and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin. On March 31, 1993, the Company changed its name to Meridian Energy Corporation and was continued under the laws of the province of Alberta on September 9, 1996. The shares of the Company trade on the TSX Venture Exchange under the symbol MDE.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Management has made necessary estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses in the preparation of the financial statements. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts but management does not believe such differences will materially affect the Company's financial position or results of operations. Significant accounting policies are summarized as follows:

(a) Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents, which are stated at the lower of cost and quoted market value. As at December 31, 2003, cash equivalents consisted of $nil (2002 – $2,299,026) in term deposits.

(b) Petroleum and natural gas properties

The Company follows the full cost method of accounting for oil and gas operations. All exploration, development and acquisition costs for oil and gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, and geological and geophysical expenses and certain general and administrative expenditures directly related to exploration.

Gains or losses on the sale or disposition of petroleum and natural gas properties are not recognized unless recognition would result in a change of more than twenty percent in the depletion rate.

Capitalized costs of petroleum and natural gas properties, excluding the costs of unproved properties, are depleted using the unit-of-production method based on estimated proven reserves of oil and gas before royalties. In order to calculate depletion, natural gas is converted to an equivalent volume of crude oil based on the approximate relative energy content using six thousand cubic feet of natural gas for one barrel of petroleum. Unproved properties are added to the depletion base as drilling activity commences on these properties and proven reserves are identified.

The Company applies a "ceiling test" to capitalized costs on a quarterly basis to ensure such costs do not exceed future net revenues from the estimated production of reserves. Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration costs. The calculation of future net revenues is based on sales, prices, costs and regulations in effect at the period end.

The estimated costs for future site restoration and abandonments are provided for on a unit-of-production basis. The estimates are based on current regulations and industry standards in effect at period-end. The charge is recorded as site restoration and the actual site restoration costs are charged to the site restoration provision as incurred.

(c) Joint ventures

The Company's oil and gas activities are conducted jointly with others. The financial statements reflect only the Company's proportionate interest in such activities.

(d) Furniture and equipment

Furniture and equipment are recorded at cost and are depreciated on a declining basis at twenty percent.

(e) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under this method, future income taxes are recognized on the temporary differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements. Future income taxes are computed using the substantially enacted corporate income tax rates in effect each year.

(f) Flow-through shares

A portion of the Company's exploration activities is financed through proceeds received from the issue of flow-through shares whereby the tax attributes of the exploration expenditures are renounced to the share subscribers. To recognize the tax benefits renounced by the Company, the carrying value of the shares issued is reduced by the tax effect of the tax deductions received by the subscribers. The tax effect of the renouncement is recorded when the exploration expenditures are renounced.

(g) Per share amounts

The treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Net income (loss) per share has been calculated based on the weighted average number of common shares outstanding during the year of 23,100,440 (2002 – 13,139,302).

(h) Stock option plan

Under the Company's stock option plan, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices. Options issued by the Company in 2003 are accounted for in accordance with the fair value method of accounting for stock-based compensation, and as such the cost of the options is charge to earnings with an offsetting amount recorded to contributed surplus, based on an estimate of the fair value determined using a Black-Scholes options pricing model.

(i) Revenue recognition

Revenue from the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation and production based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

(j) Measurement uncertainty

The amounts recorded for depletion, depreciation and amortization of oil and natural gas properties and equipment, the provision for future site restoration and abandonment costs and stock-based compensation are based on estimates. The ceiling test is based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

3. CHANGE IN ACCOUNTING POLICY

Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. As permitted by this new pronouncement, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors. Stock-based compensation is recorded in the statement of operations as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grants and the expense is recognized over the vesting period of the options.

Using the following assumptions: volatility factors of expected market price ranging from 47 to 60 percent, a weighted average risk-free interest rate of 3.13 percent, no dividend yield and a weighted average expected life of options of two years, the Company realized total compensation expense of $851,250 for options granted during 2003, of which $439,405 was recognized in the 2003 statement of operations based on when these options vest. Accordingly, basic and diluted earnings have been reduced by $0.02 per share.

Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The Company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather, the Company accounts for forfeitures as they occur. In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed.

For options granted prior to January 1, 2003, the Company continues to disclose the pro forma earnings impact of related stock-based compensation expense as is permitted by the new accounting pronouncement (see note 8).

4. ACQUISITION OF RAYCAL ENERGY INC.

On May 30, 2003, the Company acquired all of the issued and outstanding shares of RayCal Energy Inc. ("RayCal"), a privately owned oil and gas exploration company, for total consideration of $13,531,501 consisting of 15,035,002 Meridian common shares. The value of the consideration was based on the trading value of Meridian's stock on March 10, 2003, the date that the Company announced its intention to acquire RayCal.

The acquisition was accounted for using the purchase method. Additional direct costs of $187,732 for legal and financial advisor's fees incurred by the Company have been included as a cost of the acquisition.

The allocation of the purchase prices is as follows:

Working capital	$ 6,014,683
Property, plant & equipment	5,444,550
Goodwill	2,980,000
Future income tax liability	(720,000)
Net assets acquired	$ 13,719,233

Meridian and RayCal were amalgamated at the close of business on May 30, 2003. No income or expenses of RayCal prior to May 30, 2003 are included in the earnings of the Company.

5. PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003		
	Cost	Accumulated Depletion and Depreciation	Net
Petroleum and natural gas properties	$22,217,661	$ 3,708,106	$18,509,555
Furniture and equipment	172,221	119,882	52,339
	$22,389,882	$ 3,827,988	$18,561,894

	December 31, 2002		
	Cost	Accumulated Depletion and Depreciation	Net
Petroleum and natural gas properties	$ 4,938,745	$ 2,857,075	$ 2,081,670
Furniture and equipment	136,108	106,797	29,311
	$ 5,074,853	$ 2,963,782	$ 2,110,981

At December 31, 2003, the cost of petroleum and natural gas properties includes $1,556,000 (2002 – $619,000) relating to unproven properties that have been excluded from the depletion calculation.

Effective January 1, 2003, the Company began to capitalize certain general and administrative expenditures directly related to exploration. During 2003, $251,000 of such costs were charged to petroleum and natural gas properties.

6. BANK INDEBTEDNESS

In December 2003, the Company entered into a credit agreement which provides a $2,000,000 revolving credit facility with a major Canadian chartered bank. Interest will be calculated on the daily outstanding principal amount at prime plus 0.20% per annum with interest payable monthly. A $20,000,000 demand debenture conveying a first floating charge on the Company's assets is pledged as collateral. No amounts were drawn against the facility during 2003.

The facility is subject to review annually and may be renewed upon the end of its revolving phase on April 30, 2004.

7. RELATED PARTY TRANSACTIONS

(a) Certain officers had the right to participate in all prospects of the Company up to a maximum of 10% of the Company's working interests. Election to participate must be made prior to the commencement of drilling the initial well or prior to incurring the first risk expenditures on a well on the prospect. No such elections occurred in 2002. All such rights were relinquished by the officers prior to September 19, 2002.

(b) In September, 2002, the Company acquired certain office furniture from certain officers for a cash payment of $8,000.

(c) In September, 2002, the Company entered into an agreement with RayCal Energy Inc. ("RayCal"), a private corporation whose management was the same as that of the Company, whereby the two companies would jointly participate in the business of exploration, development and production of oil and gas on a basis whereby business opportunities and expenses would be shared with RayCal having a 75% interest and being responsible for 75% of the capital costs and the Company having a 25% interest and being responsible for 25% of the capital costs; general and administrative costs would be shared equally between RayCal and the Company.

Meridian invoiced RayCal for their share of costs as follows:

		2003		2002
Petroleum and natural gas properties	$	2,461,342	$	681,912
Furniture and fixtures	$	1,395	$	32,197
General and administrative expenses	$	209,668	$	140,911

As at December 31, 2002, RayCal owed the Company $4,846 related to general and administrative expenses and $39,777 related to petroleum and natural gas property expenditures incurred during the month of December, 2002. Net revenue earned by RayCal pursuant to the joint venture agreement was $151,650 for the five months ended May 30, 2003. The Company acquired RayCal on May 30, 2003 and the two companies were amalgamated on the same day.

(d) RayCal entered into a royalty agreement effective September 19, 2002 with three officers of the Company. The Royalty Agreement provides a three percent gross overriding royalty ("Royalty") payable to the Royalty Owners pertaining to five prospects proposed by those Royalty Owners to RayCal.

The Company has the right to buy back, at fair market value, each drilling spacing unit that is subject to the Royalty at any time after one year from the date production commenced from such spacing unit and to cancel, at no cost, all portions of the Prospect Lands which have not become producing spacing units five years after the date that Meridian acquired the shares of RayCal. In addition, the Royalty Owners have acknowledged that the Royalty interest shall only apply to a seventy-five percent interest in the Prospect Lands held by the amalgamated company.

During the period from May 31, 2003 to December 31, 2003, $48,773 was earned by the Royalty Owners of which $30,885 was payable on December 31, 2003.

8. SHARE CAPITAL

Authorized:

Unlimited Common voting shares

Issued:

	2003		2002	
	Shares	Amount	Shares	Amount
Common Shares				
Balance, beginning of year	13,263,206	$ 4,781,450	13,088,206	$ 4,760,200
Issued upon exercise of special warrants (c)	15,000,000	2,029,173	–	–
	28,263,206	–	–	–
Consolidation of shares (a)	14,131,606	–	–	–
Issued upon acquisition of RayCal Energy Inc. (note 4)	15,035,002	13,531,501	–	–
Private placement of flow-through shares (b)	1,000,000	2,100,000	–	–
Tax reductions renounced	–	(407,500)	–	–
Exercise of stock options (e)	50,000	27,000	175,000	21,250
Issuance costs	–	(170,996)	–	–
Tax benefits on issuance costs	–	69,681	–	–
Reduction of stated capital (h)	–	(2,525,583)	–	–
Balance, end of year	30,216,608	$19,434,726	13,263,206	$ 4,781,450
Special Warrants				
Balance, beginning of year	15,000,000	$ 2,029,173	–	–
Issued during year	–	–	15,000,000	$ 2,250,000
Issuance costs	–	–	–	(220,827)
Exercised during year (c)	(15,000,000)	(2,029,173)	–	–
Balance, end of year	–	–	15,000,000	2,029,173
Class B Shares				
Balance, beginning of year	–	–	1,400,000	14,000
Cancelled during year	–	–	(1,400,000)	(14,000)
Balance, end of year	–	–	–	–
Total share capital		$19,434,726		$ 6,810,623

(a) Consolidation of Shares

On May 27, 2003, the shareholders of the Company approved the consolidation of it's Class "A" Common Shares on the basis of one new Common Share for every two Class "A" Common Shares issued and outstanding. All outstanding options to acquire shares of the Company were adjusted accordingly.

(b) Flow-through Share Offering

On October 3, 2003, the Company issued 1,000,000 Common Shares pursuant to a private flow-through share offering. The gross proceeds of $2,100,000, of which $1,000,000 was incurred by December 31, 2003, will be used to incur qualifying flow-through expenditures, the tax benefits related thereto being renounced to the holders in 2003.

(c) Special Warrants

During 2002, the Company issued 15,000,000 special warrants at a price of $0.15 each for total proceeds of $2,250,000. Each special warrant entitled the holder thereof to acquire one Class A common share, at no additional cost, at any time until the close of business on September 19, 2003. All of the outstanding warrants were exercised and 15,000,000 Class A Common Shares were issued on January 8, 2003.

(d) Class B Common Voting Shares

The Class B common shares were entitled to one vote per share but were not entitled to dividends or to receive any share of assets upon liquidation or any other distribution of assets of the Company. The Class B common shares were convertible on a one-for-one basis into Class A common shares provided that, at the time of conversion, the Company had achieved certain performance levels and the escrow conditions imposed by any securities regulatory authority or stock exchange were no longer applicable. During 2002, all of the outstanding Class B common shares were surrendered back to the Company at no cost.

(e) Share Options

The Company adopted a stock option plan in 1998 whereby the number of shares that may be reserved for issuance pursuant to stock options shall not exceed ten percent of the outstanding common shares of the Company from time to time. No eligible optionee may hold stock options to purchase more than five percent of the outstanding common shares of the Company. Option prices and expiry dates are set by the Board of Directors upon issuance. A summary of the outstanding stock options as of December 31, 2003 and 2002 and changes during the years then ended follows:

	Year ended December 31, 2003		Year ended December 31, 2002	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	2,000,000	$ 0.27	990,000	$ 0.43
Consolidation of shares	1,000,000	0.54	–	–
Granted	1,455,000	1.71	2,000,000	0.27
Expired	–	–		
Exercised	(50,000)	0.54	(175,000)	0.12
Cancelled	(150,000)	1.12	(815,000)	0.50
Outstanding, end of year	2,255,000	1.26	2,000,000	0.27
Exercisable, end of year	1,335,000		2,000,000	

Options Outstanding and Exercisable as of December 31, 2003

Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable
$0.54 to $1.85	2,255,000	4.172 years	$1.26	1,285,000

(f) Stock-based Compensation

As discussed in note 3, the Company continues to disclose the pro forma effect of stock-based compensation on net earnings and earnings per basic and diluted share for options issued prior to January 1, 2003. For the purposes of this pro forma disclosure, the Company calculated the value of stock-based compensation using a Black-Scholes option pricing model to estimate the fair value of stock options at the date of grant. The estimated fair value of options is amortized to expense over the options' vesting periods. For stock options granted in 2002, the Company's net earnings would have been reduced by $396,000 for the year ended December 31, 2002. Basic and diluted earnings per share figures would have been reduced by $0.05 for the 2002 year.

In calculating the fair value of the options granted in 2002, the assumptions made include a volatility factor of expected market price of 150 percent, a weighted average risk-free interest rate of 5.0%, no dividend yield and a weighted average expected life of options of 3 years. The pro forma amounts shown above do not include the compensation cost associated with stock options granted prior to January 1, 2002. The fair value of the 2002 common share options was estimated to be $440,000. The total fair value of the options granted to non-employees, officers and directors during the year was calculated to be $44,000 and has been included as a stock-based compensation expense for the year ended December 31, 2002.

(g) Contributed Surplus

Balance, December 31, 2001	–
Cancellation of Class B shares	$ 14,000
2002 Stock-based compensation expense	44,000
Balance, December 31, 2002	58,000
2003 Stock-based compensation expense	439,405
Balance, December 31, 2003	$ 497,405

(h) Reduction of Stated Capital

The elimination of the deficit derived prior to the acquisition of RayCal Energy Inc. on May 30, 2003 was ratified by the shareholders at the May 27, 2003 Annual and Special Meeting.

9. INCOME TAXES

Income taxes differ from the amounts which would be obtained by applying statutory income tax rates to income (loss) before income taxes as follows:

	2003	2002
Income (loss) before income taxes	$ 255,549	$ (309,971)
Statutory income tax rate	40.75%	42.24%
Computed for income taxes (recoveries)	$ 104,136	$ (130,932)
Increase (decrease) resulting from:		
Rate adjustments	(178,998)	–
Crown charges	255,359	35,607
Alberta royalty tax credit	(70,629)	(9,185)
Attributed Canadian royalty income	(43,180)	(11,494)
Stock based compensation	179,058	–
Resource allowance	(154,564)	–
Valuation allowance	(195,214)	120,339
Other items	1,213	(4,335)
Future income tax recoveries	$ (102,819)	$ –

Future income taxes consist of the following temporary differences:	2003	2002
Property and equipment	$ 2,151,395	$ 113,999
Non-capital loss carryforwards	(893,316)	(129,296)
Share issuance expenses	(151,347)	(74,875)
Alberta attributed royalty income	(132,836)	(94,633)
Future site restoration	(18,896)	(10,409)
	955,000	(195,214)
Valuation allowance	–	195,214
	$ 955,000	$ –

The following tax deductions are available to reduce future taxable income:

	2003	2002
Canadian oil and gas property expense	$ 1,203,000	$ 417,000
Canadian development expense	4,556,000	90,000
Canadian exploration expense	3,655,000	806,000
Undepreciated capital cost	3,105,000	603,000
Share issue costs	398,000	177,000
Non-capital losses	2,313,000	306,000
Alberta attributed royalty income	1,062,000	721,000

The expiry dates of the non-capital losses are as follows:

2004	101,000
2005	57,000
2007	92,000
2009	262,000
2010	1,801,000
	$ 2,313,000

10. FINANCIAL INSTRUMENTS

Fair Value of Financial Assets and Liabilities

The Company's financial instruments recognized in the balance sheet consist of accounts receivable and accounts payable. The fair values of the financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

Risk Management

The Company is exposed to credit-related losses in the event of default by counter-parties to financial instruments. The Company does not expect any counter-parties to fail to meet their obligations because the Company limits its transactions to counter-parties of high credit quality.

The nature of the Company's operations results in exposure to fluctuations in commodity prices and interest rates. As of December 31, 2003 and 2002 no controls to manage exposure to these risks were in place.

11. COMMITMENTS

The Company leases office premises under an agreement which expires April, 2005. The minimum lease payments required under the lease are: 2004 – $123,206 and 2005 – $44,192.

In November and December, 2003, the Company entered into rental agreements for certain compression equipment. The Company is committed to pay monthly rent on the equipment of $25,876 until May, 2004, upon which time the rental agreement may be cancelled with thirty days prior written notice.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

13. SUBSEQUENT EVENT

On February 10, 2004, 5,400,000 Common Shares were issued pursuant to a private placement at $2.25 per share for net proceeds of $11,542,500.

MANAGEMENT'S REPORT

The financial statements included in the annual report are the responsibility of management. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and include management's best estimates and judgements, where required. The financial information contained elsewhere in this annual report is consistent with the financial statements.

Management is also responsible for maintaining a system of internal controls. These policies and procedures are designed to provide reasonable assurance that the financial records are reliable and that assets are safeguarded from loss or unauthorized use.

The Audit Committee of the Board of Directors meets during the year to review the financial statements with management and the external auditors before they are submitted to the Board of Directors for approval.

PricewaterhouseCoopers LLP, the independent external auditors, have been appointed by the shareholders to express an opinion as to whether the financial statements present fairly the Company's financial position, results of operations and cash flows in accordance with GAAP. The external auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

(signed) " Ray G. Smith"

Raymond G. Smith
President and CEO

(signed) " Shannon J. Matthyssen"

Shannon J. Matthyssen
Controller

March 14, 2003

AUDITORS' REPORT

To the Shareholders of Meridian Energy Corporation:

We have audited the balance sheets of Meridian Energy Corporation (" the Company") as at December 31, 2002 and 2001 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(signed) " PricewaterhouseCoopers LLP"

PricewaterhouseCoopers LLP
Chartered Accountants

Calgary, Alberta
March 14, 2003

BALANCE SHEETS

As at December 31		2002		2001
ASSETS				
Current				
Cash and cash equivalents	$	2,404,769	$	764,925
Accounts receivable (Note 4)		258,839		114,605
Prepaid expenses and deposits		51,820		29,245
		2,715,428		908,775
Property, plant and equipment (Note 3)		2,110,981		1,915,940
	$	4,826,409	$	2,824,715
LIABILITIES				
Current				
Accounts payable	$	422,322	$	207,426
Future site restoration		32,857		30,511
SHAREHOLDERS' EQUITY				
Share capital (Note 5)		6,810,623		4,774,200
Contributed surplus (Note 5)		58,000		-
Deficit		(2,497,393)		(2,187,422)
		4,371,230		2,586,778
	$	4,826,409	$	2,824,715

See accompanying notes to financial statements

Signed on behalf of the Board,

" signed" " signed"

Director Director

STATEMENTS OF LOSS AND DEFICIT

Years ended December 31	2002	2001
Revenues		
Petroleum and natural gas		
Gross sales	$ 548,382	$ 489,256
Royalties, net of royalty tax credit	(76,150)	(91,298)
Interest	20,625	38,186
	492,857	436,144
Expenses		
Operating costs	127,927	94,866
Depletion and depreciation (Note 3)	221,105	408,358
General administration (Note 5d)	453,744	373,759
Interest	52	5,162
	802,828	882,145
Loss for the year before taxes	309,971	446,001
Future income tax recovery	–	154,798
Loss for the year	309,971	291,203
Deficit, beginning of year	2,187,422	1,896,219
Deficit, end of year	$ 2,497,393	$ 2,187,422
Loss per share	$ 0.02	$ 0.02

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

Years ended December 31	2002	2001
Operating Activity		
Loss for the period	$ (309,971)	$ (291,203)
Items not affecting cash:		
Future income tax recovery	–	(154,798)
Stock-based compensation costs	44,000	–
Depletion and depreciation	221,105	408,358
Cash flow from operations	(44,866)	(37,643)
(Increase) decrease in receivables	(71,292)	105,849
Decrease in payables	(10,268)	(32,232)
	(126,426)	35,974
Financing Activity		
Exercise of stock options	21,250	–
Issuance of special warrants	2,250,000	–
Issuance costs	(220,827)	–
Increase in payables related to financing	79,041	–
	2,129,464	–
Investing Activity		
Capital expenditures	(538,800)	(276,456)
Disposal of property, plant and equipment	125,000	9,000
Receivables related to capital expenditures	(95,517)	(9,000)
Payables related to capital expenditures	146,123	46,825
	(363,194)	(229,631)
Cash Position		
Increase (decrease) during year	1,639,844	(193,657)
Beginning of year	764,925	958,582
End of year	$ 2,404,769	$ 764,925
Interest paid during the year	$ 52	$ 5,162

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

1. INCORPORATION AND BUSINESS OF THE COMPANY

The Company was incorporated under the laws of the Province of British Columbia on December 18, 1992 under the name Meridian Petroleum Corporation. The business of the Company is the exploration for, acquisition, development and production of petroleum and natural gas reserves in the Western Canada Sedimentary Basin. On March 31, 1993, the Company changed its name to Meridian Energy Corporation and was continued under the laws of the province of Alberta on September 9, 1996.

2. SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada. Management has made necessary estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses in the preparation of the financial statements. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts but management does not believe such differences will materially affect the Company's financial position or results of operations.Significant accounting policies are summarized as follows:

(a) Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of bankers' acceptances. Cash equivalents are stated at the lower of cost and quoted market value.

(b) Petroleum and natural gas properties

The Company follows the full cost method of accounting for oil and gas operations. All exploration, development and acquisition costs for oil and gas properties and related reserves are capitalized into a single Canadian cost centre. Such costs include land acquisition costs, costs of drilling both productive and non-productive wells, and geological and geophysical expenses.

Gains or losses on the sale or disposition of oil and gas properties are not recognized unless recognition would result in a major revision of depletion rates.

Capitalized costs are depleted using the unit-of-production method based on estimated proven reserves of oil and gas before royalties. In order to calculate depletion, natural gas and natural gas liquids are converted to equivalent volumes of crude oil based on the approximate relative energy content.

The Company applies a "ceiling test" to capitalized costs to ensure such costs do not exceed future net revenues from estimated production of reserves, using prices and costs in effect at the end of the Company's fiscal period.Future net revenues are calculated after deducting general and administrative costs, financing costs, income taxes and future site restoration costs.

The estimated costs for future site restoration and abandonments are provided for on a unit-of-production basis. The estimates are based on current regulations and industry standards in effect at period-end. The charge is recorded as site restoration and the actual site restoration costs are charged to the site restoration provision as incurred.

(c) Joint ventures

The Company's oil and gas activities are conducted jointly with others. The financial statements reflect only the Company's proportionate interest in such activities.

(d) Furniture and equipment

Furniture and equipment are depreciated on a declining basis over five years.

(e) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under this method, future income taxes are recognized on the temporary differences between the tax basis of assets or liabilities and their carrying amounts in the financial statements. Future income taxes are computed using the enacted corporate income tax rates in effect each year.

(f) Loss per share

The treasury stock method of calculating per share amounts is used whereby any proceeds from the exercise of stock options or other dilutive instruments are assumed to be used to purchase common shares at the average market price during the period.

Loss per share has been calculated based on the weighted average number of Class A and Class B shares outstanding during the year of 13,139,302 (2001 - 14,488,206).

(g) Stock option plan

The Company accounts for its stock based compensation plan using the intrinsic value method whereby no compensation costs are recognized in the financial statements for share options granted to employees, officers and directors. The fair value of the options granted to non-employees, officers and directors during the year is recorded as contributed surplus which is transferred to share capital upon exercise of the options.

3. PROPERTY, PLANT AND EQUIPMENT

		December 31, 2002	
	Cost	Accumulated Depletion and Depreciation	Net
Petroleum and natural gas properties	$ 4,938,745	$ 2,857,075	$ 2,081,670
Furniture and equipment	136,108	106,797	29,311
	$ 5,074,853	$ 2,963,782	$ 2,110,981

		December 31, 2001	
	Cost	Accumulated Depletion and Depreciation	Net
Petroleum and natural gas properties	$ 4,535,677	$ 2,645,644	$ 1,890,033
Furniture and equipment	125,376	99,469	25,907
	$ 4,661,053	$ 2,745,113	$ 1,915,940

(a) As at December 31, 2002, the cost of petroleum and natural gas properties includes $619,000 (2001 - $510,000) relating to unproven properties that are not being depleted.

(b) As a result of applying the ceiling test evaluation at December 31, 2001, the Company reduced the carrying value of its petroleum and natural gas properties by $215,276. The ceiling test was calculated using the 2001 year-end gas price of $3.48 per mcf.

4. RELATED PARTY TRANSACTIONS

(a) Certain officers had the right to participate in all prospects of the Company up to a maximum of 10% of the Company's working interests. Election to participate must be made prior to the commencement of drilling the initial well or prior to incurring the first risk expenditures on a well on the prospect. No such elections occurred in 2002 or 2001. All such rights were relinquished by the officers prior to September 19, 2002.

(b) In September 2002, the Company acquired certain office furniture from certain officers for a cash payment of $8,000.

(c) In September, 2002, the Company entered into an agreement with RayCal Energy Inc. ("RayCal"), a private corporation whose management is the same as that of the Company, whereby the two companies will jointly participate in the business of exploration, development and production of oil and gas on a basis where by business opportunities and expenses would be shared with RayCal having a 75% interest and being responsible for 75% of the capital costs and the Company having a 25% interest and being responsible for 25% of the capital costs; general and administrative costs will be shared equally between RayCal and the Company.

During the year, Meridian invoiced RayCal for their share of costs as follows:

Petroleum and natural gas properties	$ 681,912
Furniture and fixtures	$ 32,197
General and administrative expenses	$ 140,911

As at December 31, 2002, RayCal owes the Company $4,846 related to general and administrative expenses and $39,777 related to petroleum and natural gas property expenditures incurred during the month of December.

5. SHARE CAPITAL

Authorized: Unlimited Class A common voting shares
2,000,000 Class B common voting shares

Issued:	Year Ended December 31, 2002		Year Ended December 31, 2001	
	Shares	Amount	Shares	Amount
Class A Shares				
Balance, beginning of year	13,088,206	$ 4,760,200	13,088,206	$ 4,760,200
Issued upon exercise of stock options	175,000	21,250	–	–
Balance, end of year	13,263,206	4,781,450	13,088,206	4,760,200
Class B Shares				
Balance, beginning of year	1,400,000	14,000	1,400,000	14,000
Cancelled during year	(1,400,000)	(14,000)	–	–
Balance, end of year	–	–	1,400,000	14,000
Special Warrants				
Balance, beginning of year	–	–	–	–
Issued during year	15,000,000	2,250,000	–	–
Issuance costs	–	(220,827)	–	–
Balance, end of year	15,000,000	2,029,173	–	–
		$ 6,810,623		$ 4,774,200

(a) Class B Common Voting Shares

The Class B common shares were entitled to one vote per share but were not entitled to dividends or to receive any share of assets upon liquidation or any other distribution of assets of the Company. The Class B common shares were convertible on a one-for-one basis into Class A common shares provided that, at the time of conversion, the Company had achieved certain performance levels and the escrow conditions imposed by any securities regulatory authority or stock exchange were no longer applicable.

At December 31, 2001, 1,400,000 Class B common shares were subject to the escrow conditions and could not be traded without prior regulatory approval. During the year, all of the outstanding Class B common shares were surrendered back to the Company at no cost (see Note 5e).

(b) Special Warrants

The Company issued 15,000,000 special warrants at a price of $0.15 each for total proceeds of $2,250,000 during the year. Each special warrant entitles the holder thereof to acquire one Class A common share, at no additional cost, at any time until the close of business on September 19, 2003.

(c) Share Options

The Company adopted a stock option plan in 1998 whereby the number of shares that may be reserved for issuance pursuant to stock options shall not exceed ten percent of the outstanding common shares of the Company from time to time. No eligible optionee may hold stock options to purchase more than five percent of the outstanding common shares of the Company. Option prices and expiry dates are set by the Board of Directors upon issuance. During 2002, the Company recorded $44,000 of compensation costs related to options granted to non-employees (note 5e). Any consideration paid upon the exercise of stock options is credited to share capital. A summary of the outstanding stock options as of December 31, 2002 and 2001 and changes during the years then ended follows:

	Year ended December 31, 2002		Year ended December 31, 2001	
Fixed Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	990,000	$ 0.43	915,000	$ 0.49
Granted	2,000,000	0.27	150,000	0.10
Expired	–	–	(75,000)	0.50
Exercised	(175,000)	0.12	–	–
Cancelled	(815,000)	0.50	–	–
Outstanding, end of year	2,000,000	0.27	990,000	0.43
Exercisable, end of year	2,000,000		990,000	

Options Outstanding and Exercisable as of December 31, 2002

Exercise Prices	Number Outstanding	Weighted-Average Remaining Life	Weighted-Average Exercise Price	Number Exercisable
$ 0.27	2,000,000	4.72 years	$ 0.27	2,000,000

(d) Stock-based compensation costs

If the fair value method had been used based on the Black-Scholes model, whereby stock-based compensation costs related to employees, officers and directors are recognized as an expense in the financial statements for options granted subsequent to January 1, 2002, the Company's net income and net income per share would approximate the following pro forma amounts:

	Year ended December 31, 2002
Stock-based compensation costs	$ 396,000
Net loss attributable to common shareholders	
As reported	$ (309,971)
Pro forma	$ (705,971)
Net loss per common share attributable to common shareholders	
As reported	$ (0.02)
Pro forma	$ (0.05)
Fair value of options granted per common share	
Directors, officers and executives	$ 0.22
Risk-free interest rate	5.0%
Expected life (years)	
Directors, officers and executives	3.0
Expected volatility	150%
Expected dividend yield	0.0%

The total fair value of the options granted to non-employees, officers and directors during the year was calculated to be $44,000 and has been included as a general administrative expense during the year ended December 31, 2002.

(e) Contributed Surplus

Balance, December 31, 2001	–
Cancellation of Class B shares	$ 14,000
Stock-based compensation expense	44,000
Balance, December 31, 2002	$ 58,000

6. INCOME TAXES

If the Company were taxable in the year, the provision required for income taxes would reflect an effective tax rate different than the expected Canadian income tax rate. The differences are as follows:

	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Loss for the period before taxes	$ (309,971)	$ (446,001)
Expected income tax rate	42.24%	42.62%
Expected recovery for income taxes	$ (130,932)	$ (190,085)
Increase (decrease) resulting from:		
Crown charges	35,607	47,800
Alberta Royalty Tax Credit	(9,185)	(12,878)
Attributed Canadian royalty income	(11,494)	(12,923)
Valuation allowance	120,339	19,890
Other items	(4,335)	(6,602)
Recovery of future income taxes	$ –	$ (154,798)

Future income taxes consist of the following temporary differences:

Property and equipment	$ 113,999	$ 232,480
Non-capital loss carryforwards	(129,296)	(156,521)
Share issuance expenses	(74,875)	(2,050)
Alberta attributed royalty income	(94,633)	(84,046)
Future site restoration	(10,409)	(9,753)
	(195,214)	(19,890)
Valuation allowance	195,214	19,890
	$ –	$ –

The following tax deductions are available to reduce future taxable income:

	Year Ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Canadian oil and gas property expense	$ 417,000	$ 417,000
Canadian development expense	90,000	87,000
Canadian exploration expense	806,000	393,000
Undepreciated capital cost	603,000	517,000
Share issue costs	177,000	5,000
Non-capital losses	306,000	326,000
Alberta attributed royalty income	721,000	608,000

The expiry dates of the non-capital losses as of December 31, 2002 are as follows:

2004	$ 101,000
2005	57,000
2007	92,000
2009	56,000
	$ 306,000

7. FINANCIAL INSTRUMENTS

The Company's financial instruments recognized in the balance sheet consist of cash and cash equivalents, accounts receivable and accounts payable. The fair values of the financial instruments approximate their carrying amounts due to the short-term maturity of these instruments.

Credit Risk

The Company is exposed to credit-related losses in the event of default by counter-parties to financial instruments. The Company does not expect any counter-parties to fail to meet their obligations because the Company limits its transactions to counter-parties of high credit quality.

8. COMMITMENTS

The Company leases office premises under an agreement that expires April 2005. Lease commitments as of December 31, 2002 are as follows:

2003	$ 72,074
2004	74,043
2005	25,011

9. SUBSEQUENT EVENTS

(a) On January 8, 2003, 15,000,000 Class A Common Shares were issued pursuant to the exercise of all of the outstanding special warrants.

(b) On March 10, 2003, the Company entered into a pre-acquisition agreement to acquire all of the issued and outstanding shares of RayCal on the basis of 3.1 shares of the Company for each share of RayCal.

Exhibit 2.8

MERIDIAN ENERGY CORPORATION

Balance Sheets
(unaudited)

	September 30, 2004 (unaudited)	December 31, 2003 (restated – see note 2 b)
ASSETS		
Current		
Cash and cash equivalents	$ -	$ 243,438
Accounts receivable	6,919,156	3,545,809
Prepaids	29,293	87,617
	6,948,449	3,876,864
Property, plant and equipment	38,153,615	18,934,945
Goodwill	2,980,000	2,980,000
	$ 48,082,064	$ 25,791,809
LIABILITIES		
Current		
Bank indebtedness	$ 2,629,755	$ -
Accounts payable	7,104,101	4,113,653
	9,733,856	4,113,653
Asset retirement obligations (note 5)	690,274	432,145
Future income taxes	2,339,000	953,400
SHAREHOLDERS' EQUITY		
Share capital (note 6)	32,389,683	19,434,726
Contributed surplus (note 6)	715,001	497,405
Retained earnings	2,214,250	360,480
	35,318,934	20,292,611
	$ 48,082,064	$ 25,791,809

Signed on behalf of the Board,

"Raymond G. Smith", **Director**
"Keith E. Macdonald", **Director**

MERIDIAN ENERGY CORPORATION
Statements of Operations and Retained Earnings (Deficit)
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003 (restated - see Note 2b)	2004	2003 (restated - see Note 2b)
Revenues				
Petroleum and natural gas				
Gross Sales	$ 5,630,155	$ 888,670	$ 11,814,466	$ 1,636,559
Royalties, net of royalty tax credit	(1,813,186)	(229,575)	(3,600,864)	(362,268)
Interest	11,000	37,160	79,694	68,428
	3,827,969	696,255	8,293,296	1,342,719
Expenses				
General and administrative	59,356	154,561	740,254	355,048
Operating costs	684,104	164,670	1,530,826	273,749
Stock based compensation	101,138	107,731	305,846	363,898
Depletion, depreciation and accretion	1,107,032	204,208	2,659,984	391,501
	1,951,630	631,170	5,236,910	1,384,196
Income (loss) before taxes	1,876,339	65,085	3,056,386	(41,477)
Taxes:				
Future income tax (expense) recovery	(657,130)	(9,000)	(1,202,616)	76,000
Net income	1,219,209	56,085	1,853,770	34,523
Retained earnings (deficit), beginning of period	995,041	5,807	363,393	(2,497,393)
Restatement of opening retained earnings (note 2)	-	-	(2,913)	2,524,762
Retained earnings, end of period	$ 2,214,250	$ 61,892	$ 2,214,250	$ 61,892
Income per share – basic and diluted	$ 0.03	$ 0.00	$ 0.05	$ 0.00
Weighted average number of shares outstanding – basic	36,332,097	29,166,608	35,117,707	20,878,145
Weighted average number of shares outstanding - diluted	37,527,334	29,665,261	36,312,944	21,376,798
Shares outstanding at end of period	36,341,608	29,166,608	36,341,608	29,166,608

MERIDIAN ENERGY CORPORATION
Statements of Cash Flows
(unaudited)

	Three months ended September 30		Nine months ended September 30	
	2004	2003 (restated - see Note 2b)	2004	2003 (restated - see Note 2b)
Operating activities				
Net income for the period	$ 1,219,209	$ 56,085	$ 1,853,770	$ 34,523
Items not affecting cash:				
Future income tax	657,130	9,000	1,202,616	(76,000)
Stock-based compensation	101,138	107,731	305,846	363,898
Depletion, depreciation and accretion	1,107,032	204,208	2,659,984	391,501
Cash flow from operations	3,084,509	377,024	6,022,216	713,922
Change in non-cash working capital	270,636	13,907	1,036,255	(122,799)
	3,355,145	390,931	7,058,471	591,123
Financing activities				
Bank indebtedness	2,629,756	-	2,629,756	-
Issuance of common shares	-	-	12,150,000	-
Issuance costs	-	-	(667,809)	(16,694)
Exercise of stock options	13,500	-	67,500	-
Change in non-cash working capital	-	-	-	(79,041)
	2,643,256	-	14,179,447	(95,735)
Investing activities				
Capital expenditures	(8,331,540)	(3,899,959)	(20,120,526)	(6,318,754)
Acquisition of RayCal	-	-	-	5,826,951
Change in non-cash working capital	(3,284,636)	235,651	(1,360,830)	1,157,313
	(11,616,176)	(3,664,308)	(21,481,356)	665,510
Change in cash and cash equivalents	(5,617,775)	(3,273,377)	(243,438)	1,160,898
Cash and cash equivalents, beginning of period	5,617,775	6,839,044	243,438	2,404,769
Cash and cash equivalents, end of period	$ -	$ 3,565,667	$ -	$ 3,565,667
Cash interest received during period	$ 11,000	$ 37,160	$ 79,694	$ 68,428
Taxes paid during period	$ -	$ -	$ 23,165	$ -

MERIDIAN ENERGY CORPORATION

SELECTED NOTES TO THE FINANCIAL STATEMENTS

Nine months ended September 30, 2004 and 2003 (unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of the Company have been prepared by management in accordance with the accounting policies generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2003 except as described below. The disclosures provided below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto contained in the Company's annual report for the year ended December 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Property, plant and equipment:

Petroleum and natural gas assets are evaluated in each reporting period to determine whether the carrying amount in a cost centre is recoverable and does not exceed the fair value of the properties in the cost centre.

The carrying amounts are assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying amount of the cost centre. When the carrying amount is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying amount of the cost centre exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects of the cost centre. The cash flows are estimated using expected future product prices and costs are discounted using a risk-free interest rate.

Effective January 1, 2004, the Company adopted the new accounting standard relating to full cost accounting. The adoption of this new policy on January 1, 2004 resulted in no write-down to the carrying value of petroleum and natural gas assets. Prior to January 1, 2004 the ceiling test amount was the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost or market of unproved properties and the cost of major development projects less estimated future costs for administration, financing, site restoration and income taxes. The cash flows were estimated using period end prices and costs.

b) **Asset retirement obligations:**

The Company has adopted the asset retirement obligation method of recording the future cost associated with removal, site restoration and asset retirement costs. The fair value of the liability for the Company's asset retirement obligation is recorded in the period in which it is incurred, discounted to its present value using the Company's credit adjusted risk-free interest rate and the corresponding amount recognized by increasing the carrying amount of property, plant and equipment. The asset recorded is depleted on a unit of production basis and the amount of accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost could also result in an increase or decrease to the obligation. Actual costs incurred upon settlement of the retirement obligation are charged against the obligation to the extent of the liability recorded.

Previously, the Company recognized a provision for estimated future removal and site restoration costs calculated on the unit-of-production method over the remaining proved reserves.

The effect of this change in accounting policy has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance Sheets	December 31, 2003	December 31, 2002
Property, plant and equipment	$ 373,051	$ 21,685
Asset retirement obligations	432,145	55,363
Provision for future site restoration	(54,581)	(32,857)
Future income tax	1,600	-
Retained earnings	(2,913)	(821)

Statements of Earnings	Nine months ended Sept 30, 2003	Year ended December 31, 2003
Accretion expense	$ (4,235)	$ (10,625)
Depletion and depreciation on asset retirement costs	(7,164)	(14,791)
Amortization of estimated future site restoration	6,072	21,724
Future taxes	-	1,600
Net earnings impact	(5,327)	(2,092)
Earnings per share - basic	-	-
Earnings per share - diluted	-	-

c) Effective January 1, 2003, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants on accounting for stock-based compensation. As permitted by this new pronouncement, the Company prospectively adopted the fair value method of accounting for stock options granted to employees and directors. Stock based compensation is recorded in the statement of operations as a separate expense for all options granted on or after January 1, 2003, with a corresponding increase recorded as contributed surplus. Compensation expense for options granted during 2003 is based on the estimated fair values at the time of the grants and the expense is recognized over the vesting period of the options.

Using the following assumptions: volatility factors of expected market price ranging from 47 to 60 percent, a weighted average risk-free interest rate of 3.13 percent, no dividend yield and a weighted average expected life of options of two years, the Company realized total compensation expense of $851,250 for options granted during the nine months ended September 30, 2003, of which $363,898 has been recognized in the statement of operations based on when these options vest. Accordingly, basic and diluted earnings have been reduced by $0.02 per share.

Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital. The company has not incorporated an estimated forfeiture rate for stock options that will not vest; rather, the Company accounts for forfeitures as they occur. In the event that vested options expire without being exercised, previously recognized compensation expense associated with such stock options is not reversed.

3. PROPERTY, PLANT AND EQUIPMENT

	Cost	Accumulated Depletion and Depreciation	Net Book Value
September 30, 2004			
Petroleum and natural gas properties	$ 43,789,178	$ 6,267,527	$ 37,521,651
Asset retirement cost	629,269	74,765	554,504
Furniture and equipment	221,229	143,769	77,460
	$ 4,639,676	$ 6,486,061	$ 38,153,615
December 31, 2003 (restated – note 2)			
Petroleum and natural gas properties	$ 22,217,661	$ 3,708,106	$ 18,509,555
Asset retirement cost	404,450	31,399	373,051
Furniture and equipment	172,221	119,882	52,339
	$ 22,794,332	$ 3,859,387	$ 18,934,945

For the three months ended September 30, 2004, costs in the amount of $ 2.6 million (June 30, 2004 - $6.0 million; March 31, 2004 - $1.5 million; December 31, 2003 - $1.6 million) have been excluded from costs subject to depletion and future development costs of $12.6 million (December 31, 2003 - $5.6 million) have been included in costs subject to depletion.

During the first nine months of 2004, $480,190 (September 30, 2003 - $75,141) of general and administration costs were capitalized.

4. BANK DEBT

During the second quarter of 2004, the bank completed its review of the engineering evaluation of the Company's oil and gas properties and increased the revolving demand loan to $7.0 million from $2.0 million. The revolving facility was increased further in November, 2004 to $12.0 million. The revolving credit facility bears interest at bank prime rates plus 0.2%, per annum with interest payable monthly. A $20,000,000 demand debenture conveying a first floating charge on the Company's assets is pledged as collateral. Total bank debt outstanding at September 30, 2004 was $2,629,755.

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Company estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $1,944,560 which will be incurred between 2004 and 2034. A credit-adjusted risk-free rate of 8.0 percent was used to calculate the fair value of the asset retirement obligations.
A reconciliation of the asset retirement obligations is provided below:

	Three months Ended Sept 30, 2004	Nine months ended Sept 30, 2004	Year ended December 31, 2003
Balance, beginning of period	$ 597,107	$ 432,145	$ 55,363
Accretion expense	14,632	33,310	10,625
Liabilities incurred	78,535	224,819	366,157
Balance, end of period	$ 690,274	$ 690,274	$ 432,145

6. SHARE CAPITAL

	Number of Shares	Amount
Issued:		
Balance, December 31, 2003	30,216,608	$19,434,726
Private placement	5,400,000	12,150,000
Acquisition of Royalty Interests (Note 8)	600,000	1,500,000
Tax reductions renounced	-	(427,570)
Share issuance costs	-	(667,809)
Tax benefits on issuance costs	-	244,586
Issued upon exercise of options	125,000	155,750
Balance, June 30, 2004	36,341,608	$32,389,683

a) Per share amounts

In computing diluted earnings per share, 1,195,237 shares (2003 – 498,653) were added to the weighted average number of common shares outstanding during the period ended September 30, 2004.

b) Share options

There were no stock options issued during the first quarter of 2004. Certain officers of the company exercised options to acquire 125,000 Common Shares at a price of $0.54 per share during the nine months ended September 30, 2004. An additional 150,000 options were exercised by an officer at a price of $0.54 in October, 2004. During the second quarter, 300,000 options were granted to certain consultants at an exercise price of $ 2.30 per share. In August, 2004, 75,000 options were granted to a consultant at an exercise price of $3.00 per share. In October, 2004, 600,000 options were granted to various officers, employees and consultants at an exercise price of $3.11 per share. As of November 16, 2004, 2,955,000 options (1,783,334 fully vested) were outstanding at an average price of $1.85 per share.

c) Contributed Surplus

Balance, December 31, 2003	$ 497,405
2004 Stock-based compensation expense	305,846
Options exercised or cancelled	(88,250)
Balance, September 30, 2004	$ 715,001

7. STOCK BASED COMPENSATION

Options granted after January 1, 2003 are accounted for using the fair value method. Compensation costs for 375,000 options issued during 2004 at prices ranging from $2.30 to $3.00 per share have been calculated at $217,500 of which $62,833 was expensed during the second quarter of 2004 and $ 30,208 during the third quarter of 2004. A risk free interest rate of 2.4% and expected volatility of 42.2% were used in the calculation. In total, stock based compensation costs of $305,854 for the nine months ended September 30, 2004 (2003 – $25,600) have been expensed with a corresponding increase to contributed surplus.

8. RELATED PARTY TRANSACTION

Meridian had a royalty agreement in effect with three officers of the Company. The Royalty Agreement provided a three percent gross overriding royalty ("Royalty") payable to the Royalty Owners pertaining to five prospects proposed by those Royalty Owners to RayCal Energy Ltd., a private company acquired by Meridian on May 30, 2003.

The Company had the right to buy back, at fair market value, each drilling spacing unit that is subject to the Royalty at any time after one year from the date production commenced from such spacing unit and to cancel, at not cost, all portions of the Prospect Lands which have not become producing spacing units five years after the date that Meridian acquired the shares of RayCal. In addition, the Royalty Owners have acknowledged that the Royalty interest shall only apply to a seventy-five percent interest in the Prospect Lands held.

During the four months ended April 30, 2004, $75,858 was earned by the Royalty Owners of which nil was payable on June 30, 2004.

Effective May 1, 2004, the Royalty was acquired from the Royalty Owners for a total consideration of 600,000 Common Shares of the Company at a price of $2.50 per share for a total consideration of $1,500,000.

CORPORATE INFORMATION

Meridian Energy Corporation
380, 435 – 4th Avenue S.W.
Calgary, AB T2P 3A8
Telephone: (403) 531-1690
Facsimile: (403) 261-7976
Website: www.meridianenergy.ca

Board of Directors
Raymond G. Smith, Chairman
W.C. (Mickey) Dunn
Keith E. Macdonald
Norris R.M. Morgan
A. Gordon Stollery
Fred R. Thompson

Management
Raymond G. Smith
Chairman and CEO

Philip E. Collins
President & COO

Ving Y. Woo
Vice-President, Engineering

Shannon J. Matthyssen
Vice-President, Finance & CFO

Legal Counsel
Borden Ladner Gervais LLP
Calgary, AB

Bankers
Canadian Imperial Bank of Commerce
Calgary, AB

Auditors
Ernst & Young LLP
Chartered Accountants
Calgary, AB

Reserve Engineering Consultants
Sproule Associates Limited
Calgary, AB

Registrar And Transfer Agent
ComputerShare Trust Company
Calgary, AB

Stock Listing
Toronto Venture Exchange
Trading Symbol: MDE

Abbreviations

ARTC	Alberta Royalty Tax Credit
bbls	barrels
bcf	billion cubic feet
boe*	barrels of oil equivalent
boed	barrels of oil equivalent per day
bpd	barrels per day
mboe	thousand barrels of oil equivalent
mcf*	thousand cubic feet
mcfd	thousand cubic feet per day
mmbtu	million British Thermal Units
mmcf	million cubic feet
mmcfd	million cubic feet per day
mmstb	million barrels
mstb	thousand barrels
ngls	natural gas liquids

*mcf is converted to boe at a 6 to 1 ratio